Form 40-F
period 2020-12-31
EXCELLON RESOURCES INC
filed 2021-04-01
CIK 1263011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Ontario

(Province or other jurisdiction of incorporation or organization)

2122

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

10 King Street East, Suite 200

Toronto, Ontario, Canada, M5C 1C3

(416) 364-1130

(Address and telephone number of Registrant’s principal executive offices)

J.P. Galda & Co.

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Attention: J.P. Galda

jpgalda@jpgaldaco.com

(215) 815-1534

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, Without Par Value	EXN	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

[X]	Annual information form	[X]	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

32,338,590 Common Shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company [X]

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

Excellon Resources Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Except for statements of historical fact relating to the Company, certain statements constitute forward-looking statements including, but not limited to, statements regarding future anticipated and current exploration programs and expenditures, exploration results, the potential discovery and delineation of mineral deposits/resources/reserves, potential mining and processing scenarios, production estimates, the anticipated success of mineral processing procedures, anticipated continued sales of ore and concentrate sales, proposed business plans, anticipated business trends and metal prices, future anticipated operating costs, reclamation cost estimates, revenues and cash flow, and may relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “believes”, “proposed”, “intends” or “does not intend”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be, or not be, taken, occur or be or not be achieved) are not statements of fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially and adversely from those reflected in the forward-looking statements. A description of the risk factors applicable to the Company can be found in the Annual Information Form of the Registrant for the year ended December 31, 2020 (the “AIF”), attached as Exhibit 99.1 to this Annual Report, under the section “Risk Factors”. Should one or more of the risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, assumptions and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty or weight to forward-looking statements.

Readers are also cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or that, if any of them do so, what benefits the Company will derive therefrom.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such exhibits include mineral resources classification terms are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information incorporated into this Annual Report that describes the Company’s mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2732.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2020 and 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis (the “MD&A”) dated March 16, 2021 for the year ended December 31, 2020, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

In the disclosure set out below, references to management include the President & Chief Executive Officer and Chief Financial Officer.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures ((as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, “DC&P”) to provide a reasonable assurance that (i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared and (ii) information required to be disclosed by the Company in its filings or reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified under the Exchange Act. The Company regularly reviews its DC&P; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost-effective control systems to prevent or detect all misstatements due to fraud or error.

In connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2020, the Company’s management assessed the effectiveness of the Company’s disclosure controls and procedures. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2020, the Company’s DC&P were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”), as defined in Rule 13a-15(f) under the Exchange Act. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management use the criteria set forth in COSO 2013 to evaluate the effectiveness of the Company’s ICFR.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

As previously disclosed, and in connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2018, management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2018, the Company’s ICFR was not effective as a result of the material weaknesses surrounding its concentrate theft in Q1 2019. The Company has since made significant progress in the design, implementation and testing of its internal controls and processes around security, metals inventory and revenues, and management has concluded that, as of December 31, 2020, the earlier material weaknesses in the ICFR have been remediated.

Management took an active approach to remediating and enhancing controls in the revenues cycle for concentrate deliveries. This approach was set out in the 2018 MD&A and updated in the 2019 MD&A. These remediation steps included:

●	designing and implementing new key controls within the revenue cycle and metal accounting program;
●	increasing surveillance of concentrate stockpiles on the loading pad;
●	implementing and monitoring real-time tracking of delivery trucks;
●	attaching and reconciling truck security seals on all concentrate shipments;
●	installing truck scales and performing internal weight reconciliations on site at Platosa and Miguel Auza;
●	performing monthly scale calibration testing by independent third parties;
●	recruiting new key site management personnel including General Manager, Plant Manager, Site Controller and Security Superintendent;

●	ongoing communication and training on internal control requirements;
●	testing controls by internal audit on a quarterly basis, with a particular focus on revenue controls to ensure that their design and implementation remains effective, and that they continue to operate effectively; and
●	testing of internal controls performed by an independent accounting firm for the years ended December 31, 2019 and 2020.

Management’s evaluation of these controls was completed in Q4 2020. Based on management’s evaluation of the revenue cycle controls which have been in place for two years, no significant deficiencies have been identified and hence the Company has concluded that the controls are operating effectively and the material weaknesses have been remediated.

Based on management’s evaluation, the Company concluded that ICFR was effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing a Nominating and Corporate Governance Committee, a Compensation Committee, an Audit Committee, a Corporate Responsibility and Technical Committee and a Special Opportunities Committee. The Board of Directors has determined that all of the members of the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	developing, recommending to the Board of Directors and maintaining corporate governance principles applicable to the Company;
●	identifying and recommending qualified individuals for nomination to the Board of Directors;
●	overseeing the evaluation of the Board of Directors; and
●	addressing any related matters required by applicable law.

The Company’s Nominating and Corporate Governance Committee is comprised of Laurie Curtis (Chair), Andrew Farncomb and André Fortier, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee is comprised of André Fortier (Chair), Andrew Farncomb and Roger Norwich, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Andrew Farncomb (Chair), Craig Lindsay, André Fortier and Michael Timmins, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that each of Andrew Farncomb, Craig Lindsay, André Fortier and Michael Timmins qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American LLC Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors, in compliance with applicable law. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Directors and Officers –External Auditor Service Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of the Company (the “Code”). The Code is posted on the Company’s website at www.excellonresources.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2020, the Company had the following contractual obligations (USD thousands):

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Convertible debt (1)	14,026		14,026
Trade and other payables	8,172	8,172
VAT payable (2)	3,415	3,415
Lease obligations	830	405	378	47
Rehabilitation provision	1,556			1,556
Post-retirement benefits (3)	652			652
Purchase obligations	492	492
Total	29,143	12,484	14,404	2,255

(1)

The Debentures are convertible into common shares of the Company prior to maturity on July 30, 2023 at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico. On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to greater than C$12.50. The amount presented reflects principal payments assuming no conversion into Common Shares prior to maturity on July 30, 2023 (amount presented in the consolidated statement of financial position reflects the amortized cost basis).

(2)	Value Added Tax (VAT) payable can be applied to VAT recoverable within each entity. VAT credits recoverable are reflected separately on the consolidated statement of financial position.
(3)

The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

During the period of this Annual Report, there were no mine safety violations or other regulatory matters required to be disclosed by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection or General Instruction B(16) of Form 40-F.

NYSE AMERICAN STATEMENT OF GOVERNANCE DIFFERENCES

The Company’s common shares are listed on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. The Company’s quorum requirement as set forth in its bylaws are two shareholders who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent (5%) of the issued shares entitled to be voted at the meeting.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 31st day of March, 2021.

EXCELLON RESOURCES INC.
By:	(Signed) “Brendan Cahill”
Name:	Brendan Cahill
Title:	President & Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated March 31, 2021 for the fiscal year ended December 31, 2020
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2020
99.3	Management’s Discussion and Analysis for the year ended December 31, 2020
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Mark Liskowich
99.10	Consent of Blair Hrabi
99.11	Consent of Chantal Jolette
99.12	Consent of Paul Keller
99.13	Consent of Ben Pullinger
99.14	Consent of Terre A. Lane
99.15	Consent of Jeffrey Todd Harvey
99.16	Consent of Jennifer J. Brown
99.17	Consent of David Rowe
99.18	Consent of Aleksandr Mitrofanov
99.19	Consent of Glen Cole
99.20	Consent of Zachary Black
99.21	Consent of SRK Consulting (Canada) Inc.
99.22	Consent of Global Resource Engineering, Ltd.
99.23	Consent of Hard Rock Consulting, LLC

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase