Form 20-F
period 2021-12-31
EXCELLON RESOURCES INC
filed 2022-04-25
CIK 1263011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………………………………

For the transition period from ……………………………… to ………………………………

Commission file number 001-39491

Excellon Resources Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

10 King Street East, Suite 200 Toronto, Ontario, M5C 1C3

(Address of principal executive offices)

Brendan Cahill, President & CEO, info@excellonresources.com, Tel: +1-416-364-1130

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, without par value	EXN	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the annual report:

[33,763,330] (“Common shares” or “shares”)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards

Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

2

Note Regarding Forward-Looking Statements

This annual report on Form 20-F (“Annual Report”) and the exhibits attached hereto contain “forward-looking statements” within the meaning of applicable Canadian Securities legislation and applicable U.S. securities laws concerning Excellon Resources Inc. (“Excellon” or “Company”) plans for its properties, operations and other matters. Except for statements of historical fact relating to the Company, certain statements contained herein constitute forward-looking statements including, but not limited to, statements regarding future anticipated and current exploration programs and expenditures, exploration results, the potential discovery and delineation of mineral deposits/resources/reserves, potential mining and processing scenarios, production estimates, the anticipated success of mineral processing procedures, anticipated continued sales of ore and concentrate sales, proposed business plans, anticipated business trends and metal prices, future anticipated operating costs, reclamation cost estimates, revenues and cash flow, and may relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “believes”, “proposed”, “intends” or “does not intend”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be, or not be, taken, occur or be or not be achieved) are not statements of fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially and adversely from those reflected in the forward-looking statements. A description of the risk factors applicable to the Company can be found in this Annual Report under the section “Risk Factors”. Should one or more of the risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, assumptions and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty or weight to forward-looking statements.

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

INFORMATION REGARDING MINERAL INFORMATION

On October 31, 2018, the United States Securities and Exchange Commission (“SEC”) adopted Subpart 1300 of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ended December 31, 2021.

INTRODUCTORY NOTES

GENERAL INFORMATION

In this annual report on Form 20-F (the “Annual Report”), the terms “we”, “our”, “us”, the “Company” refer, unless the context requires otherwise, to Excellon Resources Inc. and its subsidiaries.

Status as an Emerging Growth Company

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “larger accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “larger accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

NON-IFRS FINANCIAL INFORMATION

This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In addition, this Annual Report also contains non-IFRS financial measures (“Non-IFRS Measures”) including “Production Cost Per Tonne”, “Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable”, “All-In Sustaining Cost (“AISC”) Per Silver Ounce Payable”, “Adjusted loss” and “Adjusted loss per share” as we believe these are useful metrics for measuring our performance. However, these Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

CURRENCY

Unless otherwise indicated, all references to C$ or CAD are to Canadian dollars, all references to US$ or USD are to United States of America dollars, all references to Euro are to European currency, and all references to MXN or MXN$ are to the Mexican peso, unless stated otherwise.

GLOSSARY OF TERMS AND ABBREVIATIONS

2019 Offering means the bought deal public offering of 10,925,000 units (“2019 Public Units”) at a price of C$5.30 (adjusted for the Consolidation) per 2019 Public Unit for gross proceeds of approximately C$11.5 million, which closed on August 27, 2019. Each 2019 Public Unit comprised one Common Share and one half-warrant, with each whole warrant entitling the holder to acquire a Common Share at a price of C$7.00 (adjusted for the Consolidation) prior to August 27, 2021.

2020 Debentures means the private placement offering of secured convertible debentures for total proceeds of C$17,910,000, which closed on August 4, 2020. The 2020 Debentures have a term of 36-months and are convertible into Common Shares prior to maturity at a conversion price of C$1.06 per Common Share. The Debentures bear interest at an annual rate of 5.75%, payable semi-annually. The Debentures are secured against the Company’s assets in Mexico. The purchasers of the 2020 Debentures were also issued 281 Common Share purchase warrants per C$1,000 principal amount of 2020 Debentures. Each warrant is exercisable at a price of C$5.75 (adjusted for the Consolidation) for a period of three years from the date of issuance.

Ag means the elemental symbol for silver.

AgEq means silver equivalent ounces.

Apex means Apex Silver Mines Limited (a predecessor of Golden Minerals Company), an American Stock Exchange-listed company with whom Excellon was at one time in a joint venture on a large number of concessions comprising the project area.

Au means the elemental symbol for gold.

Board means the board of directors of Excellon Resources Inc.

Centerra means Centerra (U.S.) Inc., a subsidiary of Centerra Gold Inc.

Common Shares means the common shares in the capital of the Company.

Company (or Excellon) means Excellon Resources Inc. or Excellon Resources Inc. and/or one or more or all of its subsidiaries, as may be applicable in the context.

CONAGUA means the National Water Commission in Mexico (Comisión Nacional del Agua).

Consolidation means the consolidation of Common Shares on the basis of one new post-consolidation Common Share for every five existing pre-consolidation Common Shares effective September 10, 2020.

CRD means Carbonate Replacement Deposit, a type of mineral deposit found worldwide and formed through a chemical reaction whereby mineral-bearing fluids dissolve carbonate minerals and immediately precipitate sulphide minerals in their place. CRD mineralization may also be deposited into pre-existing openings in various rock types in particular carbonate rocks. Mineralized fluids in CRDs often follow structures for long distances creating elongate deposits called “chimneys” when standing at high angles and “mantos” when flat-lying.

DSU means deferred share unit.

DSU Plan means the DSU plan of the Company dated December 11, 2013, as amended and restated on June 26, 2020, providing for the issuance of DSUs.

EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) means an electronic system of the SEC used by public companies to transmit required filings, such as quarterly reports and annual reports and other required disclosures.

Evolución Property (formerly referred to as the Miguel Auza property) means the 45,000-hectare (450 km2) exploration property located in the states of Durango and Zacatecas, Mexico.

Financial Reports means the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2021, 2020 and 2019 and the accompanying MD&A.

Hecla means Hecla Mining Company, a publicly listed company operating mines and exploring in North America and listed on the NYSE under the symbol “HL”.

Hydro-Ressources Inc. is a consulting firm based in Lévis, Quebec, which provides hydrogeological services to the mining industry particularly in relation to mine dewatering.

Hydrothermal means heated or superheated fluid or water from depth in the Earth’s crust.

Indicated Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Kilgore 2018 EA means the 2018 USFS Environmental Assessment and Decision Notice/Finding of No Significant Impact concerning the Kilgore Project.

Kilgore 2021 EA means the 2021 USFS Environmental Assessment and Decision Notice/Finding of No Significant Impact concerning the Kilgore Project.

Kilgore Project means the approximately 6,788 hectares of mineral concessions located in Clark County, situated in eastern Idaho in the United States.

Manto means a tabular, relatively flat-lying mineral deposit that tends to lie within a particular rock bed or series of beds, derived from the Spanish word for blanket.

MD&A means management discussion and analysis for the years ended December 31, 2021, 2020 and 2019.

Measured Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Miguel Auza Mill means the Company’s mineral processing facility located at the Evolución Property.

Mineral Reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Modifying Factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate in order to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

MK Metal means MK Metal Trading Mexico, S.A. de C.V., a subsidiary within the Ocean Partners group of companies.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

NSR means Net Smelter Return or Net Smelter Royalty and means a defined percentage of the gross revenue from a resource extraction operation, generally less a proportionate share of transportation, insurance, and processing costs.

NYSE American means the NYSE American, LLC stock exchange.

Oakley Project means the gold-silver exploration project located 21 km south of Oakley, Idaho, on which the Company has granted Centerra an option to earn up to a 70% interest by, among other things, spending up to US$7.5 million in exploration expenditures on the Oakley Project prior to May 2026.

Optimization Plan means the mine dewatering program developed by the Company in consultation with Hydro-Ressources Inc. and Technosub Inc.

Option means an option to acquire Common Shares pursuant to the Stock Option Plan.

Otis Gold means Otis Gold. Corp.

Pb means the elemental symbol for lead.

Platosa Mine means the Company’s mine located at the Platosa Property.

Platosa Property means the approximately 11,000 hectares of mineral concessions in Durango State, Mexico.

Polar Vortex has the meaning given to such term in the section entitled “Three-Year History” below.

PROFEPA means the environmental regulator of Mexico (Procuraduría Federal de Protección al Ambiente), which is the technical and enforcement branch of SEMARNAT.

PSZ means the Platosa Structural Zone, the principal fault system in the Platosa Property area.

QA/QC means quality assurance/quality control; systematic procedures that are used to validate the control and testing of samples in a specified manner.

Qualified Person is an individual who is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared..

RSU means restricted share unit.

RSU Plan means the Company’s RSU plan dated December 11, 2013, as amended and restated on June 26, 2020, providing for the issuance of RSUs.

SEC means United States Securities and Exchange Commission.

SEDAR (System for Electronic Document Analysis and Retrieval) means an electronic filing system developed for the Canadian Securities Administrators to facilitate electronic filing and dissemination of securities regulatory documents by reporting issuers and related communications with securities regulators.

SEDENA means the Secretariat of National Defense in Mexico (Secretaría de la Defensa Nacional).

SEMARNAT means the environmental ministry in Mexico (Secretaría de Medio Ambiente y Recursos Naturales).

SGS means the SGS Mineral Services laboratory in Durango, Mexico.

Silver City Project means the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licenses comprising the approximately 164 km2 silver district in Saxony, Germany.

Skarn refers to an alteration assemblage dominated by calcium and magnesium silicate minerals (dominantly garnets, pyroxenes and amphiboles), formed by reaction between silica-bearing fluids and carbonate rocks, converting original carbonate minerals to silicate minerals. Economically mineralized skarns contain potentially extractable amounts of certain metals and are classified based on the dominant metal (e.g., copper skarn or lead-zinc skarn). Skarns typically form near intrusive bodies and may have massive sulphide replacement mineralization on their distal sides.

SRK means SRK Consulting (Canada) Inc.

Stock Option Plan means the Company’s Incentive Stock Option Plan dated March 21, 2018.

Suspension has the meaning given to such term in the section entitled “Three-Year History” below.

Technosub Inc. is a consulting firm based in Rouyn-Noranda, Québec that provides pumps and pump engineering companies in various industries.

Trafigura means Trafigura Mexico, S.A. de C.V., a subsidiary within the Trafigura group of companies.

TSX means the Toronto Stock Exchange.

U.S. means the United States of America.

USFS means the United States Forest Service.

Zn means the elemental symbol for zinc.

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 - KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the many risk factors facing companies in the mining industry that could materially affect the Company. Certain of such risks are:

Fluctuation of Metal Prices

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals contained in a deposit will be such that the Company’s properties can be mined at a profit. The Company is particularly exposed to the risk of movement in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company’s policy is not to hedge its exposure to silver.

Going Concern

The accompanying Financial Reports have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Financial Reports, the Company has had recurring losses from operations and has a shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the Financial Reports. The Financial Reports do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s ability to continue as a going concern is dependent on several factors, including its ability to repay or refinance its non-current, secured convertible debentures, obtain the necessary financing to advance its exploration projects and meet its ongoing corporate overhead costs. Although the Company has been successful in obtaining debt or equity financing in the past, there is no assurance that it will be able to do so in the future or that such arrangements will be on terms advantageous to the Company. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These conditions indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

The auditor’s report included in Item 18 includes reference to this disclosure in the Financial Statements. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

No Assurance of Profitability

The Company has a limited history of earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the anticipated cash flow generated by the Company’s mining activities at the Platosa Property or through the sale of its equity shares, short-term high-cost borrowing, or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through cash flow from mining operations, further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Resource Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Dependence on Operations in Mexico

The Company’s operations at the Platosa Mine and the Miguel Auza Mill in Mexico is expected to account for all of the Company’s revenue in 2022 and will continue to account for all of the Company’s commercial operations until such time as any other potential mines on the Company’s properties are developed and placed into commercial operation, or the Company makes an acquisition of a producing mine. Any adverse condition affecting mining or milling conditions at the Platosa Mine or the Miguel Auza Mill could be expected to have a material adverse effect on the Company’s financial performance and results of operations. The Company also anticipates using revenue generated by its operations at the Platosa Mine to finance a portion of the capital expenditures required for its exploration activities. Unless the Company can successfully develop and bring into production mineral projects on its existing properties or otherwise acquire mineral-producing assets, the Company will be dependent on the Platosa Mine for revenue. Based on exploration results in Q4 2021 and to date, the Company currently expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs. There can be no assurance that the Company’s current exploration and development programs at its projects will result in any new economically viable mining.

Failure to Achieve Revenue Estimates

Estimates of future revenue from the Platosa Mine operations as a whole are derived from a mine plan prepared by the engineering staff at the Platosa Mine on an annual basis and adjusted during the year to reflect conditions encountered during underground development and mining activities. These plans are reviewed by senior management and are subject to change. The Company cannot give any assurance that it will achieve its revenue estimates. The failure to achieve the anticipated revenue estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The mine plan has been developed based on, among other things, mining experience, assumptions regarding ground conditions and physical characteristics of the mineralization at the Platosa Mine (such as hardness, specific gravity and presence or absence of certain metallurgical characteristics) and estimated rates and costs of operations. Based on exploration results in Q4 2021 and to date, the Company currently expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

Actual revenue may vary from estimates for a variety of reasons, including, but not limited to, the risks and hazards of the types discussed above, and as set out below:

●	actual ore mined varying from estimates in grade, tonnage and metallurgical recoveries and other characteristics;

●	mining dilution;

●	excessive water encountered during mine development;

●	the inability to effectively or efficiently implement Optimization Plan Phase 2, as further described in “Platosa Mine Dewatering System” below, resulting in delayed or economically unfeasible development and/or operating conditions, including the inability to maintain the required draw down pumping rate of water for sustained mining operations;

●	ramp wall failures or cave-ins;

●	ventilation and adverse temperature levels underground;

●	industrial accidents;

●	equipment failures;

●	natural phenomena such as inclement weather conditions, floods, blizzards, polar vortexes, droughts, rockslides and earthquakes;

●	encountering unusual or unexpected geological conditions;

●	changes in power costs and potential power shortages including, but not limited to, those changes resulting from:

○	inclement weather (such as the Polar Vortex in the American southwest during Q1 2021);

○	the reliance on natural gas power generation at operations; and

○	the limited possibility to economically hedge the cost of power or install sufficient back-up generators;

●	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

●	restrictions imposed by government agencies;

●	labour shortages or strikes;

●	civil disobedience and protests; and

●	inability to find and retain qualified personnel.

Such occurrences could result in damage to mineral properties, interruptions in operations, injury or death to persons, damage to the Company’s property or the property of others, environmental damage, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.

Failure to achieve estimates or material increases in costs

The Company prepares budgets and estimates of cash costs and capital costs of operations and the main costs relate to material costs, workforce and contractor costs, energy costs and closure and reclamation costs. As a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, operations may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour issues, labour shortages, strikes or community blockades. Operational costs may also be affected by a variety of factors, including changing waste-to-ore ratios, ore grade metallurgy, labour costs, cost of commodities, general inflationary pressures and currency exchange rates. In late 2018 the Company experienced a significant increase in the price of electricity in Mexico. Additionally, the Polar Vortex in the American southwest affected energy infrastructure in south Texas which led to supply shocks and record-high natural gas prices. These increases had a materially negative impact on the Company’s profitability during 2018 and into 2019 and again in early 2021. Additionally, in 2019, smelter treatment charges for the lead and zinc concentrates produced by the Company increased materially, particularly those in respect of zinc. These increases had a materially negative impact on the Company’s net revenues during 2019 and into 2020. Many of these factors are beyond the Company’s control.

Uncertainty of Resource Estimates

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, Mineral Resources, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company has not completed the required technical reports under Regulation S-K 1300 to determine if any Mineral Resource exist in compliance with Regulation S-K 1300. All estimates of mineral resources in respect of the Company’s property are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from limited information acquired through drilling, sampling, and, in some cases, through underground exploration and mining, and may require revisions based on further exploration and development work.

No Defined Mineral Reserves

The Company has not defined any Mineral Reserves on its concessions at the Platosa Property or any of its other properties and there can be no assurance that any of the concessions under exploration contain commercial quantities of any minerals.

Even if commercial quantities of minerals are identified, there can be no assurance that the Company will be able to exploit the resources or, if the Company is able to exploit them, that it will do so on a profitable basis. Substantial expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Epidemic and Pandemic Diseases

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). Global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. While these effects have moderated, the re-occurrence of disruptions to business internationally and the related financial impact are foreseeable. In addition, the emergence of new COVID-19 variants may continue the widespread global health crisis and could adversely affect global economies and financial markets, resulting in a protracted economic downturn that could have an adverse effect on the Company’s future prospects.

In particular, the spread of COVID-19 globally could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel, restrictions to the Company’s mining and processing operations, restrictions on its exploration and drilling programs and the slowdown or temporary suspension of operations at some or all of the Company’s properties. Any such disruptions or closures could have a material adverse effect on the Company’s business. In addition, parties with whom the Company does business or upon whom the Company is reliant may also be adversely impacted by the COVID-19 crisis, which may in turn cause further disruption to the Company’s business. Any long-term closures or suspensions may also result in a loss of personnel or the workforce in general, as employees seek employment elsewhere. The impact of COVID-19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

The COVID-19 pandemic had a direct impact on the Company’s operations and business in 2020 due to the Suspension. Although the Company resumed operations, the extent to which the pandemic may impact the Company’s operations in the future is highly uncertain and cannot be predicted with confidence. These uncertainties include, but are not limited to, the duration of the outbreak and the impact of COVID-19 on the Company’s work force, including potential absenteeism and future government response measures to control COVID-19 such as safety protocols or suspensions of operations. These uncertainties and others could have further material adverse effects on the Company’s revenues, financial condition or its ability to meet production targets.

Influence of Third-Party Stakeholders

The mineral properties in which the Company holds an interest, or the exploration equipment and road or other means of access which the Company intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, the Company’s work programs may be delayed even if such claims are not meritorious. Such claims may result in significant financial loss and loss of opportunity for the Company.

The Company is Dependent on Its Workforce at the Platosa Property and is Therefore Sensitive to Labour Disruptions

The Company is dependent on its workforce at its material property and mill operations in Mexico. The Company endeavours to maintain good relations with its workforce to minimize the possibility of strikes, lockouts and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

The Company’s employees are represented by a labour union under a collective labour agreement. Although the Company reached an agreement in 2020, it was not able to satisfactorily renegotiate the collective labour agreement in 2022 resulting in a work stoppage on March 4, 2022. On April 1, 2022 the labour action was resolved, however, there is no guarantee that the Company will be able to prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings.

Surface Rights and Access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.

The Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa Mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary. The plaintiffs also alleged at trial, for the first time, that the Platosa Mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question. Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling, including further appeal. The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

There can be no guarantee that, despite having the right at law to access the surface and carry-on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Legal Proceedings

The Company may be subject to regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with claims that have no merit. Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. Nevertheless, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, outstanding debt, results of operations, cash flows or prospects. See Item 8.A., “Legal Proceedings and Regulatory Actions”.

Enforcement of Legal Rights

The Company’s material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Company’s directors, management personnel and experts are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, in the event a dispute arises from the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

Title

The acquisition of title to resource properties in the western United States is a very detailed and time-consuming process. Not all of the mining claims that comprise the properties have been surveyed and, accordingly, the precise location of the boundaries of some of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims are subject to annual compliance with assessment work requirements and payments. Other parties may dispute the Company’s title to the properties. While the Company has diligently investigated title to all mineral claims comprising the properties and, to the best of its knowledge, title to the properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims, including Indigenous land claims, and title may be affected by undetected defects. There is no guarantee that title to the properties will not be challenged or impugned. Also, in many countries, including the United States, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of those countries in respect of resource properties.

Security Considerations

Certain of the Company’s operations are located in Mexico, in the states of Durango and Zacatecas. Criminal activities in either region may disrupt operations, prevent the Company from hiring qualified personnel or impair the Company’s ability to access sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. These risks may result in serious adverse consequences including, among other things, personal injury, crime related activity and disturbances, and damage or theft of Company property. Given the importance of operations in Durango and Zacatecas for the Company, such events resulting from criminal activity could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition, and make it more difficult for the Company to obtain any necessary financing. Although the Company has developed procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts are able to effectively mitigate risks and safeguard personnel and Company property effectively.

In advance of the change in federal government in Mexico in December 2018, the Company recognized a deterioration in security around Miguel Auza, the location of the Company’s processing facility, including threats to certain of the Company’s employees. A preliminary investigation of these threats uncovered multiple schemes involving the theft of concentrate by criminal elements while in transit from Miguel Auza to Manzanillo from 2016 to October 2018. The Company retained experienced consultants to assist with investigations and developed an action plan to enhance the security footprint at the Platosa Mine and the Miguel Auza Mill and strengthen internal procedures. The underlying security situation in the area appears to have calmed. Nevertheless, the Company remains vigilant to protect the safety of its employees and contractors and to ensure its business is not further impacted.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities, including the approval of environmental assessments from regulatory bodies. The Company currently has all permits and licences that it believes are necessary to carry out its current exploration, development and mining operations at the Platosa Mine and the Miguel Auza Mill. The Company requires various permits and licences for its operations or proposed operations at the Company’s other projects including, without limitation the Kilgore Project and the Silver City Project, some of which are pending and there can be no assurance that they will be granted. The Company may require additional licences or permits in the future and there can be no assurance that the Company will be able to obtain all such additional licenses and permits. In addition, there can be no assurance that any existing licences and permits will be renewable if and when required or that such existing licences and permits will not be revoked.

Mining Industry is Intensely Competitive

The Company’s business is the acquisition, exploration, development, and exploitation of mineral properties. The mining industry is intensely competitive, and the Company competes with other companies that have far greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company’s business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

Government Regulation

Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, health and safety, and employment standards. As indicated above, the Company requires permits and licenses from a variety of governmental authorities. The Company’s mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in policies affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes and by exchange controls and currency fluctuations. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of its properties, including those with respect to unpatented mining claims. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Environmental Matters

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted, and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present, and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Climate Change Risks

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects, after production begins at each of the Company’s projects. Until then, the Company views the risk of occurrence of such litigation as being low.

Decommissioning and Site Rehabilitation Costs

During the year ended December 31, 2021, the Company re-assessed its reclamation costs at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is MXN$39.5 million (US$1.9 million) of which MXN$20.1 million (US$1.0 million) relates to the Platosa Mine and MXN$19.4 million (US$0.9 million) relates to the Miguel Auza Mill. The present value of the total discounted obligation is MXN$37.3 million (US$1.8 million) of which MXN$19.7 million (US$0.9 million) relates to the Platosa Mine and MXN$17.7 million (US$0.9 million) relates to the Miguel Auza Mill.

Key financial assumptions used in the above estimate include an annual discount rate of 6.68% for Platosa and 7.19% for Miguel Auza, Mexican target inflation rates and the anticipated commencement of rehabilitation work at the Platosa Mine in 2023 and Miguel Auza in 2024.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Foreign Countries and Regulatory Requirement

The Company’s projects and interests are located in Mexico, the United States and Germany, where mineral exploration and mining activities may be affected in varying degrees by political instability, economic conditions, expropriation or nationalization of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in these countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Community Relationships

The Company’s relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of its project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company’s business, financial position and operations.

Risks Relating to the Company’s Status as a “Foreign Private Issuer” Under U.S. Securities Laws

The Company is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Status as a Foreign Private Issuer Under U.S. Securities Laws

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Risks Relating to the Company’s Status as an “Emerging Growth Company” Under U.S. Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

The SEC’s adoption of the “Modernization of Property Disclosures for Mining Registrants,” as codified in Subpart 1300 of Regulation S-K 1300, has created new disclosure requirements for Mineral Reserves and Mineral Resources that may result in increased compliance costs for the Company and could create ambiguity for issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101.

SEC Industry Guide 7 has been rescinded and replaced by Regulation S-K 1300, which requires SEC reporting companies that are not eligible to use the Multijurisdictional Disclosure System to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Regulation S-K 1300 is substantively the same as NI 43-101 (with the primary difference being NI 43-101’s required format, a matter on which Regulation S-K 1300 is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs. The Company has not prepared a technical summary in compliance with Regulation S-K 1300 and there has been little guidance as to the acceptability of such an approach by the SEC. This is the first year in which the Company is required to comply with both Regulation S-K 1300 and NI 43-101 and the Company cannot predict the nature of any future enforcement, interpretation, or application of Regulation S-K 1300. Any further revisions to, or interpretations of, Regulation S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the Company and the value of shares of Common Stock

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of Common Stock. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of shares of Common Stock. In particular, new proposed legislation known as the “Build Back Better Act” is under consideration within both houses of U.S. Congress. The proposed legislation includes, without limitation, new corporate minimum income taxes. If enacted, most of the proposals would be effective for 2022 or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of Common Stock is uncertain.

Compliance with Anti-Corruption Laws

The Company’s operations are governed by, and involve interaction with, many levels of government in Mexico, the United States and Germany. The Company is subject to various anti-corruption laws and regulations such as the Corruption of Foreign Public Officials Act in Canada and the Foreign Corrupt Practices Act of 1977 in the United States, which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Platosa Mine and Miguel Auza Mill are located in Mexico and, according to Transparency International, Mexico is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

Dependence upon Others and Key Personnel

The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including the ability to produce minerals; the ability to attract and retain additional key personnel in sales, marketing, technical support and finance; and the ability and the operating resources to develop and maintain the properties held by the Company. The Company hires employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

Internal Control System Failure

For the year ended December 31, 2018, management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2018, the Company’s ICFR was not effective as a result of the material weaknesses surrounding the concentrate theft in Q1 2019. The Company has since made significant progress in the design, implementation and testing of its internal controls and processes around security, metals inventory and revenues, and management has concluded that, as of December 31, 2020, the earlier material weaknesses in the ICFR have been remediated. If the Company fails to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of its financial reporting may be adversely affected, which could cause investors to lose confidence in the Company’s reported financial information and may lead to a decline in the trading price of the Common Shares. During 2021, the Company identified a material weakness in its ICFR and DC&P relating to complex non-routine transactions. For more information, refer to Item 15 – “Controls and Procedures” of this Annual Report.

Failure of Information Systems

The Company’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Company have entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and mining operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing its IT systems and software, the risk of a cyber security incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

In addition, targeted attacks on the Company’s systems (or on systems of third parties that the Company relies on), failure or non-availability of a key IT system or a breach of security measures designed to protect the Company’s IT systems could result in disruptions to its operations through delays or the corruption and destructions of its data, extensive personal injury, property damage, loss of confidential information or financial or reputational risks. There can be no assurance that the Company’s ability to monitor for or mitigate cybersecurity risks will be fully effective, and the Company may fail to identify cybersecurity breaches or discover them in a timely way.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars, US dollars, Euros and Mexican pesos. The Company’s operations are in Mexico, the United States and Germany and some of its payment commitments and exploration expenditures under the various agreements governing its rights to the Platosa and Evolución Properties and in respect of the Kilgore Project are denominated in US dollars, making these rights subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

Liquidity and Financing Risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The primary source of funds available to the Company has been cash flow generated by the Platosa Mine and equity and debt financings. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, to support its exploration plans, and to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalent. Management believes the credit risk on cash and cash equivalents is low as the Company’s cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its customer, which is a large multi-national commodities trader. Accounts receivable are subject to normal industry credit risks and are considered low.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Conflicts of Interest

Certain directors and officers are directors and/or officers of other mineral exploration companies and as such may, in certain circumstances, have a conflict of interest, if any, which arise will be subject to and governed by procedures prescribed by the Company’s governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Report, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Company’s business, results of operation and financial condition.

ITEM 4 - INFORMATION ON THE COMPANY

A.	History and Development of the Company

Excellon Resources Inc. is domiciled in Canada and was incorporated under the Company Act (British Columbia) on March 4, 1987 and was continued under the Business Corporations Act (Ontario) (the “OCBA”) on May 31, 2012. The registered and principal office of the Company is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, (416)-364-1130.

The Company is an exploration stage company as its properties have no known mineral reserves in accordance with Regulation S-K 1300. During the past three years, the Company has conducted mining and mineral extraction, development and exploration activities in Mexico, the United States and Germany, with the focus being the Platosa Mine in Durango, Mexico. The principal product and source of cash flow for Excellon are saleable lead-silver and zinc-silver concentrates from production at the Platosa Property and processing at the Miguel Auza Mill.

Events that influenced the general development of the business over the past three years are described below (with date of press release in brackets, if applicable):

2019

●	Completed the 2019 Offering for gross proceeds of C$11.5 million (August 27, 2019);

●	Entered an option agreement with Globex Mining Enterprises Inc. to acquire a 100% interest in the Silver City Project (September 24, 2019); and

●	Produced 2.0 million AgEq ounces, including 1.0 million ounces silver, 6.1 million pounds lead and 8.4 million pounds zinc.

2020

●	Announced and closed the proposed acquisition of all of the issued and outstanding shares of Otis Gold pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (February 28, 2020 announcement and April 23, 2020 closing)

●	Completed a US$6 million bridge loan facility agreement with Sprott Private Resource Lending II (March 16, 2020);

●	Entered into a release and quitclaim agreement with Wallbridge in respect of the Beschefer property and related option agreement in exchange for an additional three million common shares of Wallbridge and 500,000 warrants to purchase Wallbridge common shares, with an exercise price of C$1.00 and a term of five years (March 17, 2020);

●	Temporarily suspended all mining, milling and exploration activities at the Platosa and Evolución Properties, including the Miguel Auza Mill, from April 1, 2020 to June 1, 2020, in response to the declaration of a state of emergency by the Mexican government (the “Suspension”), which required the temporary suspension of activities deemed non-essential (including mining and mineral processing) to contain the COVID-19 pandemic (April 2, 2020 and June 1, 2020);

●	United States Federal District Court for the District of Idaho amended its December 2019 judgment in respect of the Kilgore 2018 EA, in which the Kilgore 2018 EA was vacated pending further environmental analysis concerning the Dog Bone Ridge area of the Kilgore Project (May 7, 2020). The Company filed an updated plan of operations concerning the Kilgore Project with the USFS (June 2020);

●	Completed private placement offering of 2020 Debentures for total proceeds of C$17,910,000 (August 4, 2020);

●	Completed the Consolidation (September 10, 2020) and Common Shares commenced trading on the NYSE American (September 23, 2020);

●	Completed a NI 43-101 technical report for the Evolución Project as at August 31, 2020 (October 30, 2020); and

●	Produced 1.6 million AgEq ounces, including 0.99 million ounces silver, 6.4 million pounds lead and 7.4 million pounds zinc.

2021

●	Operations were impacted by weather conditions in the American southwest (the “Polar Vortex”) which led to an increase in operational costs during the first quarter of 2021 (February 16, 2021);

●	Doubled ground position at the Silver City Project with the addition of the Frauenstein, Mohorn and Oederan exploration licenses (March 15, 2021);

●	Commenced drilling at the Oakley Project in collaboration with Centerra (May 26, 2021);

●	Completed an updated NI 43-101 technical report for the Platosa Property as at March 31, 2021 (June 17, 2021);

●	Received approval from the USFS regarding the Kilgore 2021 EA for the Kilgore Project to conduct mineral exploration activities (November 18, 2021);

●	Completed a NI 43-101 technical report for the Silver City Project as at September 17, 2021 (December 23, 2021); and

●	Produced 2.0 million AgEq ounces, including 1.2 million ounces silver, 7.6 million pounds lead and 9.0 million pounds zinc.

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.excellonresources.com).

B.	Business Overview

Description of Our Business

Excellon is principally engaged in the mining and processing of silver, lead and zinc and the exploration, development and acquisition of gold- and silver-bearing properties in the United States, Mexico, Germany and worldwide. The Company’s principal product is lead-silver and zinc-silver concentrates. As the Company has no properties with mineral reserves or mineral resources, as determined in accordance with Regulation S-K 1300, all of the Company’s properties are exploration stage properties.

The Company is advancing a precious metals growth pipeline that includes: the Platosa Property, Mexico’s highest-grade silver mine since extraction operations commenced in 2005; the Kilgore Project, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on the Silver City Project, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Principal Products, Markets, and Competition

Production

Crushed ore mined from the Company’s Platosa Property is shipped to the Miguel Auza Mill for processing, where separate mineral concentrates containing lead-silver and zinc-silver are produced on site. These mineral concentrates are then transported and sold to third parties for further processing.

For 2021, 85,530 tonnes of fresh ore were mined and 86,021 tonnes were milled, which represented a 29% and 31% increase compared to 2020, respectively. The Company did not process any Hecla ore in 2021.

Average realized silver price in 2021 was US$25.12/oz for the year compared to US$21.59/oz in 2020.

Markets and Purchasers

From 2011 to 2016, Trafigura was the sole purchaser of the Company’s concentrates. In late 2016, the Company negotiated offtake agreements for 2017 with Trafigura and MK Metal following a robust tender process involving numerous commodity traders. In 2018, the Company, after another robust tender process, extended the agreements with each party for 2018 production under new terms reflective of the market at the time and renewed such contracts under new terms reflective of the market at the time through 2019. Excellon agreed to terms on lead and zinc concentrate production for 2020 and 2021 with Trafigura. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Trafigura.

Competition

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties, and with a number of other producers of silver. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

The Company recognized the following amounts related to revenue generated from the Platosa Mine in Durango, Mexico:

	2021	2020	2019
	$	$	$
Concentrate revenue from contracts with customer(s)	37,846	25,970	26,017
Provisional pricing adjustments on concentrate sales	109	(264)	(468)
Revenue from toll milling services	-	496	920
Total revenue	37,955	26,202	26,469

The following table sets out the disaggregation of revenue by metal and form of sale:

	2021	2020	2019
	$	$	$
Concentrate revenue:
Silver	24,043	16,963	13,693
Lead	5,730	3,571	4,422
Zinc	8,182	5,172	7,434
Revenue from toll milling services	-	496	920
Total revenue	37,955	26,202	26,469

Seasonality

The mining business is subject to mineral commodities price cycles. If the global economy stalls and commodity prices decline, as a consequence, a continuing period of lower prices could significantly affect the economic potential of our properties and result in us determining to cease work on or drop our interest in, some or all of our properties.

In Mexico, the climate in the project area is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. Seasonal changes do not have a material impact on the Company’s business.

Our two exploration properties in the United States are both located in relatively high elevations and experience significant snowfall from late fall through early spring, limiting accessibility. Ground disturbing activities cannot begin prior to July 15 and must be completed by November 15 each year. Depending on weather conditions, the field season may be extended to December 15. Ongoing drought conditions in the western United States have exacerbated forest and brush wildfires that potentially threaten access to summer operations of both projects.

The climate in the Silver Saxony Project area is moderate, with few extremes in temperature and precipitations. The German exploration properties are located in the foothills and moderately elevated parts of the Saxon Erzgebirge mountains. Notwithstanding the generally moderate mountain climatic conditions, both frost and snowfall may temporarily limit the accessibility of remote parts within the properties between late October and early April. Ground disturbing activities are generally restricted for bird protection between March 31 and August 15. Fieldwork on open grassland is allowed no earlier than the first grass cutting around mid-June until March 31. Fieldwork must be coordinated and agreed to with farmers and agricultural enterprises according to their crop and harvesting schedules.

Sources and Availability of Raw Materials

All of the raw materials the Company requires to carry on its business are available through normal supply or business contracting channels. Excellon has not experienced a shortage of availability of raw materials or significant price volatility.

Marketing Channels

The principal commodities from the Platosa Mine are freely traded at prices that are widely known, so that prospects for sale of any extracted materials are virtually assured. The concentrates produced from the Platosa Mine deposit are of marketable grade and do not contain any deleterious elements or contaminants which would limit the number of smelters capable of processing the concentrates. Excellon currently has sales contracts for concentrate in place with Trafigura

Company Business and Profitability

The Company is dependent on the renewal of mineral concessions, licenses and permits which are required to conduct mining operations.

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project in Idaho are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. In Saxony, commitments relate to the required cash payments and share issuances required to earn the option to acquire 100% of the Bräunsdorf licence pursuant to the Globex Agreement (noting that the Company is under no obligation to fully exercise or complete such payments). Each of the commitments above may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Bräunsdorf exploration licence and Oakley Project are subject to the terms of the Globex Agreement and Oakley Agreement, respectively, and commitments may vary depending on the counterparties’ decisions to exercise options under such agreements.

Government Regulations

The Company conducts mining, processing and exploration activities in Mexico, the United States and Germany. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including requirements for closure and reclamation of mining properties.

In the jurisdictions where the Company operates, specific statutory and regulatory requirements impose standards which must be met throughout the exploration, development and operational stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, mine waste management, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

The Company hires and engages local experts and professionals (i.e. legal and tax consultants) to advise the Company with respect to current and new regulations in Mexico, the United States and Germany in respect of banking, financial, tax and operational matters. The Company utilizes large, established and well-recognized financial institutions in Canada, Mexico, the United States and Germany. There are no material differences between day-to-day banking operations in Mexico, the United States and Germany and those in Canada. The government of Mexico regulates mining activities through the Ministry (Secretariat) of the Economy. The Company uses local counsel and local consultants to assist it with its government and community relations.

C.	Organizational Structure

A significant portion of Excellon’s business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Excellon, as of March 31, 2022, is set out below. All subsidiaries are 100% owned (directly or indirectly) unless otherwise noted. The Company has the following organizational structure as at March 31, 2022:

D.	Property, Plants and Equipment

General

Excellon is principally engaged in the mining and processing of silver, lead and zinc and the exploration, development and acquisition of gold- and silver-bearing properties in the United States, Mexico, Germany and worldwide. The Company’s principal product is lead-silver and zinc-silver concentrates. As the Company has no properties with mineral reserves or mineral resources, as determined in accordance Regulation S-K 1300, all of the Company’s properties are exploration stage properties.

The Company is advancing a precious metals growth pipeline that includes: the Platosa Property, Mexico’s highest-grade silver mine since extraction operations commenced in 2005; the Kilgore Project, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on the Silver City Project, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Currently, we consider only the Platosa Property to be material. We do not currently consider the interests the Company holds in its other projects to be material.

A summary overview of exploration and pre-development projects is shown in the following table:

	Kilgore	Oakley	Evolucion	Silver City
Location	Idaho, USA	Idaho, USA	Miguel Auza, Zacatecas, Mexico	Saxony, Germany
Ownership	100%	100% (optioned to Centerra Gold Inc.)	100%	Option to own 100%
Claims	undivided interest in 788 unpatented Federal lode claims totalling 6,788 hectares on USFS lands	totalling 347 unpatented federal lode mining claims and 400 acre in mineral leases, subject to a net smelter returns royalty of 2% on production of gold	covers 45,000 hectares, comprising 22 mineral concessions, and 35 kilometres of strike	comprised of the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licenses totalling approximately 340 km2
Permit Conditions	All required permits for exploration in place	All required permits for exploration in place	All required permits for exploration in place	All required permits for exploration in place
Stage	Exploration	Exploration	Exploration	Exploration
Mine Type	N/a	N/a	Historical Underground Mine, Closed Since 2008	N/a
Commodity	Gold	Gold-silver	Silver-lead-zinc-gold	Silver-gold
Mineralization Style	Epithermal	Epithermal	Epithermal	Epithermal

The following table summarizes our aggregate Platosa Mine metal quantities produced and sold for the last three years:

	2021(1)	2020(1) (2)	2019(1)
Metal Production:
Silver – (oz)	1,222,991	997,690	1,054,029
Lead – (lb)	7,612,332	6,470,637	6,134,888
Zinc – (lb)	9,014,028	7,488,825	8,425,221
AgEq (oz) (3)	2,017,639	1,639,310	2,002,036
Payable: (4)
Silver – (oz)	1,141,281	928,240	962,355
Lead – (lb)	7,073,488	6,087,239	5,766,608
Zinc – (lb)	7,101,992	6,442,712	7,410,202
AgEq (oz) (3)	1,810,199	1,501,354	1,823,005

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period.
(2)	Results for the year ended December 31, 2020 were impacted by the Suspension.
(3)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(4)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.

For information regarding our material property, see below.

PLATOSA PROPERTY, DURANGO STATE, MEXICO

Property Description, Location and Access

The Platosa Property is an exploration stage property located in the northeast portion of the State of Durango, north-central Mexico, approximately 45 kilometres north of the city of Torreón, and 5 kilometres north of the village of Bermejillo. The centre of the deposit is located at latitude 25.9 degrees north and longitude 103.66 west (WGS84). Torreón is an industrial centre of more than one million people when combined with the adjacent cities of Gomez Palacio and Lerdo. The Torreón International Airport is serviced by several daily non-stop flights to and from Mexico City and the United States. The property is 63 km north northwest by road from the airport via Mexico Highway 49, which is a major north-south trucking route. Rail and power transmission lines run parallel to the highway, and the entire project area is easily accessible year-round with two-wheel-drive vehicles.

The Company holds 74 mining concessions at the Platosa Property covering a total area of approximately 11,000 hectares. These concessions and fractional concessions are held directly by Excellon through its Mexican subsidiary Minera Excellon de México, S.A. de C.V. Excellon also holds certain surface rights for portions of the property.

Mineral Tenure Information

			Title Valid
	Title Name	Title Number	From	To	Area (ha)
1	2a. AMPL. DE LA PLATOSA	232465	2008-08-15	2058-08-14	20.0
2	3a. AMPL. DE LA PLATOSA	232464	2008-08-15	2058-08-14	55.9
3	4a. AMPL. DE LA PLATOSA	144188	2015-09-30	2065-09-29	8.6
4	5a. AMPL. DE LA PLATOSA	143509	2015-05-31	2065-05-30	5.7
5	6a. AMPL. DE LA PLATOSA	146350	2016-09-29	2066-09-28	8.0
6*	7a. AMPL. DE LA PLATOSA	149264	1968-03-16	2018-03-15	10.0
7	AMPLIACIÓN DE LA PLATOSA	232466	2008-08-15	2058-08-14	10.0
8	BERMEJILLO 1	224275	2005-04-22	2055-04-21	69.5
9	BERMEJILLO 2	210967	2000-02-29	2050-02-28	60.0
10	BONANZA	214175	2001-08-10	2051-08-09	28.0
11	CASUALIDAD	212312	2000-09-29	2050-09-28	14.8
12	CORDERO III T211351	211351	2000-04-28	2050-04-27	239.8
13	CORDERO III T211352	211352	2000-04-28	2050-04-27	88.6
14***	EL POETA	207685	1998-07-10	2048-07-09	659.1
15	EL POETA 1	224509	2005-05-17	2055-05-16	63.2
16	EL POETA 10	213222	2001-04-06	2051-04-05	179.3
17	EL POETA 11	213224	2001-04-06	2051-04-05	127.1
18	EL POETA 12	213223	2001-04-06	2051-04-05	234.9
19	EL POETA 2	209764	1999-08-03	2059-08-02	0.7
20	EL POETA 3 FRACCIÓN 1	211321	2000-04-28	2050-04-27	306.5
21	EL POETA 3 FRACCIÓN 10	211330	2000-04-28	2050-04-27	0.1
22	EL POETA 3 FRACCIÓN 11	211331	2000-04-28	2050-04-27	0.7
23	EL POETA 3 FRACCIÓN 12	211332	2000-04-28	2050-04-27	2.6
24	EL POETA 3 FRACCIÓN 13	211333	2000-04-28	2050-04-27	0.2
25	EL POETA 3 FRACCIÓN 14	211334	2000-04-28	2050-04-27	0.2
26	EL POETA 3 FRACCIÓN 2	211322	2000-04-28	2050-04-27	49.9
27	EL POETA 3 FRACCIÓN 3	211323	2000-04-28	2050-04-27	0.1
28	EL POETA 3 FRACCIÓN 4	211324	2000-04-28	2050-04-27	0.1
29	EL POETA 3 FRACCIÓN 5	211325	2000-04-28	2050-04-27	0.1
30	EL POETA 3 FRACCIÓN 6	211326	2000-04-28	2050-04-27	0.1
31	EL POETA 3 FRACCIÓN 7	211327	2000-04-28	2050-04-27	0.1
32	EL POETA 3 FRACCIÓN 8	211328	2000-04-28	2050-04-27	0.1
33	EL POETA 3 FRACCIÓN 9	211329	2000-04-28	2050-04-27	0.1
34	EL POETA 4 FRACCIÓN 2	210963	2000-02-29	2050-02-28	40.1
35	EL POETA 4 FRACCIÓN 3	210964	2000-02-29	2050-02-28	0.0
36	EL POETA 4 FRACCIÓN 4	210965	2000-02-29	2050-02-28	0.0
37	EL POETA 4 FRACCIÓN 5	210966	2000-02-29	2050-02-28	0.0

*	Application for extension was filed on October 27, 2017 for an additional 50 years, which is in the process to be granted by the MMB.
**	Application for reduction was filed on July 19, 2019.
***	This concession hosts the mineral resource.

Mineral Tenure Information (Continued)

			Title Valid
	Title Name	Title Number	From	To	Area (ha)
38**	EL POETA 5	210989	2000-02-29	2050-02-28	137.9
39	EL POETA 7 FRACCIÓN 1	210876	2000-01-28	2050-01-27	4.3
40	EL POETA 7 FRACCIÓN 2	210877	2000-01-28	2050-01-27	22.8
41	EL POETA 7 FRACCIÓN 3	210878	2000-01-28	2050-01-27	0.3
42	ESPERANZA	214041	2001-08-07	2051-08-06	25.8
43	EXCELMEX	208313	1998-09-23	2048-09-22	2,713.1
44	EXCELMEX 1	208692	1998-12-11	2048-12-10	58.4
45**	EXCELMEX III	227589	2006-07-18	2056-07-17	2,129.7
46**	EXCELMEX IV FRACCIÓN 1	227595	2006-07-18	2056-07-17	217.3
47	EXCELMEX IV FRACCIÓN 2	227596	2006-07-18	2056-07-17	46.6
48	EXCELMEX IX	241343	2013-11-22	2062-11-21	84.0
49	EXCELMEX V	229588	2007-05-22	2057-05-21	8.0
50	EXCELMEX VI	232200	2008-07-04	2058-07-03	17.8
51**	EXCELMEX VII R1	244953	2012-05-22	2062-05-22	280.7
52	EXCELMEX X	241579	2013-01-30	2063-01-29	1.3
53	EXCELMEX XI	245205	2016-11-08	2066-11-07	13.2
54	EXCELMEX XII	245206	2016-11-08	2066-11-07	0.8
55	EXCELMEX XIII	245207	2016-11-08	2066-11-07	4.2
56	EXCELMEX XIV	245208	2016-11-08	2066-11-07	0.1
57	EXCELMEX XV	245209	2016-11-08	2066-11-07	3.0
58	FRACCIÓN EXCELMEX	210270	1999-09-24	2059-09-23	188.3
59	GALINGA	223777	2005-02-15	2055-02-14	1.7
60	LA NAVIDAD	204827	1997-05-13	2047-05-12	13.7
61	LA PLATOSA	232467	2008-08-15	2058-08-14	19.8
62	LA SIERRITA	216552	2002-05-17	2052-05-16	60.0
63	LA ZORRA	226033	2005-11-15	2055-11-14	10.0
64	LEO	211193	2000-04-11	2050-04-10	82.6
65	LEONEL	211024	2000-03-22	2050-03-21	7.4
66**	REDUCCION VENUX	245949	2017-12-20	2058-07-03	610.0
67	SANTA JULIA	223781	2005-02-15	2055-02-14	31.9
68	VENADO III	210900	2000-01-27	2050-01-26	49.4
69	VENADO III T212841	212841	2001-01-31	2051-01-30	20.7
70	VENADO III T226034	226034	2005-11-15	2055-11-14	11.7
71	VENUS 2	222506	2004-07-20	2054-07-19	1,195.2
72**	VENUS 3	223295	2004-11-25	2054-11-24	443.7
73	VENUS FRACCIÓN A	221452	2004-02-13	2054-02-12	240.8
74	VENUX FRACCIÓN UNO	232187	2008-07-04	2058-07-03	8.6
Total					11,049

*	Application for extension was filed on October 27, 2017 for an additional 50 years, which is in the process to be granted by the MMB.
**	Application for reduction was filed on July 19, 2019.
***	This concession hosts the mineral resource.

Through the acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009, Excellon acquired part of the Evolución Property, located 220 kilometres south of the Platosa Property in the state of Zacatecas. This property includes the historical (now closed) underground mine, an operating flotation mill, and a tailings management facility. In October 2018, the Company applied for and was granted concessions over an additional 31,000 hectares contiguous with and now forming part of the larger Evolución Property land package.

The Platosa Property and the Platosa Mine include the following:

●	Surface facilities include offices, shops, compressors, fuel storage, electric substations, standby generators, crushing and stockpile facilities, portal, ventilation fans, run-of-mine storage, underground and surface water settling ponds, diamond drill core logging and storage facilities, and dry facilities;

●	Facilities providing basic infrastructure to the mine include well-maintained gravel roads that access the site as well as a network of roads that service the various ancillary facilities and electric power distribution;

●	Underground infrastructure includes ramps, raises, ventilation/service raises, explosives magazines, dewatering pumps, and underground mobile equipment fleet;

●	Access is provided by paved highway and gravel roads to the company-owned Miguel Auza Mill located at the Evolución Property; and

●	Grid electric power supply to the site.

The Evolución Property and the Miguel Auza Mill include the following:

●	800 tonnes-per-day concentrator consisting of equipment and installations for crushing, grinding, flotation, and filtration;

●	Assay laboratory with separate areas for sample preparation, drying, weighing, wet assaying, fire assaying, atomic absorption, and mill process testing;

●	Electrical-mechanical workshop;

●	Secured hazardous waste areas for the temporary storage of used oil, solids impregnated with petroleum products, batteries, empty cyanide containers, empty acid containers, and empty paint containers;

●	A 5,000-tonne capacity stockpiling area for coarse mineralized material;

●	A 300-tonne capacity lead concentrate storage area;

●	A 300-tonne capacity zinc concentrate storage area;

●	Process water supply pumping and storage system;

●	Surface facilities housing compressors and electrical substations;

●	Two tailings management facilities (one in operation, the other decommissioned and closed and rehabilitated with a soil cover);

●	Two-story administration building;

●	Primary warehouse for the mill; and

●	Core shed.

The Platosa Mine has been in operation since mid-2005. The mine and mill infrastructure is in good working condition. Based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

The total book value of the Platosa Property’s property, plant and equipment was $7.3 million at December 31, 2021.

History

Limited and small-scale mining has been conducted in the area prior to the 1960s, although no records of the early history of prospecting and mining in the area of the Platosa Property are known to exist. Small-scale mining was carried out in the area of the Platosa Property sporadically from that period up to the 1970s by a local family. Production from the Platosa Property prior to 1970 is estimated to be in the range of 25,000 to 50,000 tonnes even though production records are poor.

Excellon acquired the concession hosting the historical Platosa Mine in 1997 and staked the surrounding Excelmex and Poeta concessions in 2004. At approximately the same time, Apex staked the adjacent Saltillera property. Both companies conducted reconnaissance mapping and sampling through 1997. In 1998, Apex optioned the Platosa Property from Excellon and in 2001 Excellon reassumed control of the property from Apex.

Geology

The Platosa Property lies in the Sierra Bermejillo, a northwest-trending anticline-syncline pair developed in Mesozoic sedimentary rocks. The Sierra Bermejillo Anticline is a relatively open fold that plunges to the southeast. The Saltillera Syncline is a doubly plunging structure located west of the anticline. The folded sequence is cut by a set of north- to northwest-striking, steeply dipping fractures and faults. Tertiary felsic to intermediate dykes and plutons intrude these structures in the western part of the Sierra Bermejillo.

The principal fault system in the property area is the PSZ, a 250 to 1,500 metre-wide northwest-trending zone of fracturing and shearing that traverses the eastern margin of the Sierra Bermejillo. The PSZ includes a series of fault planes that strike north–north westerly and dip steeply east; it has been mapped along strike for five kilometres northwest and southeast of the Platosa Mine. It is characterized by brecciated, crushed, and dolomitized limestone; slickenside fracture surfaces; iron and manganese oxides; travertine-filled breccias; and coarsely crystalline selenite veins, some up to five metres thick. The faulted rocks weather recessively and create a negative topographic expression of the PSZ.

Mineralization

The bulk of mineralization currently defined on in the Platosa Property occurs as shallow to steeply dipping bodies of massive CRD. These bodies have been identified and categorized as discrete pods or mantos based on structural setting and concentration of sulphides.

The footprint of the Platosa Property manto system currently measures approximately 400 by 700 metres. Mantos at the Platosa Property dip in accordance with the stratigraphy towards the east where a series of late extensional features down-drop the mineralization so that its depth ranges from 60 metres below surface on the west side of the Platosa Mine to approximately 320 metres below surface at the NE-1 manto, on the east side of the Platosa Mine.

The main lead-, zinc-, and silver-bearing minerals are:

●	Galena (main lead-bearing mineral);

●	Sphalerite (main zinc-bearing mineral); and

●	Acanthite and lesser proustite (main silver-bearing minerals). Acanthite is predominant; proustite is visible where grades typically exceed the average grade of the mineralized body.

These deposits are hosted in carbonate rocks, distal to felsic intrusions that are interpreted to provide the Hydrothermal source of mineralizing fluids. Deposits are characterized by irregularly shaped pods, lenses, and roughly tabular or tubular masses of massive sulphide mineralization. Discordant bodies (chimneys) and roughly concordant elongate masses (mantos) can extend for thousands of metres from the source of the mineralizing fluids and often follow complex disjointed paths through the host rocks.

The massive sulphide bodies commonly grade progressively into mineralized metasomatic skarn deposits proximal to the source intrusions. This proximal mineralization includes skarns developed along fractures, dykes and sill contacts, and as large irregular lenses at the contact with the intrusion. Locally, mineralized veins cut both the skarns and host intrusions. Contact metamorphic features (recrystallization to marble, development of hornfels and skarnoid) commonly occurs peripheral to the skarn zone. Skarnoid mineralization and indications of skarnoid or intrusion related mineralization have been noted at various targets on the project including, Saltillera, at depth below the Platosa Mine and most notable to date at Rincon del Caido. Other Skarn type targets on the property include the conceptual PDN target approximately 1.7 km north of the deposit at the Platosa Mine.

All aspects of CRD and skarn mineralization are controlled by local and regional structures such as faults, fractures, contacts, fold axes, and collapse (paleokarst) zones. Secondary host rock permeability (such as fractures, breccias, solution cavities, dolomitization) can also be an important controlling factor for mineralization (Megaw et al. 1988).

Limited exploration was performed between 2014 and 2016. A thorough and comprehensive review of data and historical programs was performed in 2016 and into 2017. Excellon recommenced exploration work on the Platosa Property in mid-2016; this included drilling, prospecting, sampling, and mapping. The surface drilling was suspended in 2017 pending financing and the completion of capital projects at the Platosa Mine. Since 2017, surface and underground exploration have continued on a campaign basis except for the second quarter of 2020 where exploration was placed on hold due to the shutdown of mining activities due to COVID-19. At the end of 2020, exploration activities included definition and expansion drilling from underground and exploration drilling at surface testing the PDN and 10-20 targets for skarn and manto mineralization.

Exploration

Additional diamond drilling is recommended to explore for new high-grade manto CRD sulphides similar to that currently being mined at the Platosa Mine, and for the high-tonnage intrusive-related CRD deposit, which may represent the source of the mantos.

Sampling Method and Approach

Core is moved from the drill site to a covered core handling facility located north of the Platosa Mine. Excellon geologists log the core and mark sample intervals. All drill core is then photographed. Geologists select sample intervals to reflect lithologic, structural, or mineralization boundaries. Sample identifiers are marked directly on the core and core box. Sample lengths are limited to a maximum of 1.5 metre in mineralized sections and 3.0 metre in wall rocks. Once samples are selected, they are cut with a diamond saw with one half of the core sent to the lab and the other retained in the core box. Unconsolidated material is split with a spatula. The half-core samples are collected in plastic bags for shipment to the laboratory. The remaining half is retained and stored at the warehouse at the Platosa Mine for future reference. Standards and blanks are inserted, as part of an industry best practice QA/QC program into each sample batch of samples.

Groups of thirty to fifty samples are placed in sealed bags for shipping. A list of samples in each sealed bag is submitted to the laboratory along with the sample list in each bag. The samples are trucked to SGS by Excellon personnel.

No other sample preparation is carried out by Excellon personnel. The sampling procedures meet standard industry best practice and are appropriate for the deposit type.

Sample Preparation and Analysis

Samples are sent to SGS for preparation and analysis for silver, gold, lead and zinc. Multi-element analysis is also conducted on the core. In the fall of 2009, SGS received accreditation to ISO/IEC 17025. SGS is a reputable international laboratory that provides analytical services to the mining and mineral exploration industry worldwide. Assay certificates are sent to company representatives who check QA/QC results to assess accuracy of analysis before results are integrated into the company database.

Drill core samples are prepared using the following protocol:

●	Air dry if possible; maximum 120 degrees Celsius if oven-drying is necessary;

●	Crush entire sample to greater than 90 percent passing 2 millimetres;

●	Riffle split 250 grams; and

●	Pulverize 250 grams to greater than 90 percent passing 75 microns.

Drill core samples used for mineral resource estimation have been analyzed for 33 elements including silver, lead, and zinc using a four-acid leach method followed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”) determination (ICP40B).

High-grade samples, with silver greater than 100 g/t and lead and zinc greater than 1 percent, are analyzed a second time using a fire assay with gravimetric finish for silver and a sodium peroxide fusion with ICP-AES finish (ICP90Q) for lead and zinc. If necessary, lead and zinc may be measured using titration if the quantity exceeds the upper limit of 30 percent.

Security

The drilling, sampling and logging are done under the supervision of experienced technical personnel. Logged and sampled drill core is stored in a fenced and access-controlled area at the Platosa Mine. The core boxes are labelled, and depth markers are inserted at appropriate intervals.

Assay Quality Assurance and Quality Control (QA/QC)

Excellon continues to follow industry best practices for lab and sample QA/QC, which involves the systematic insertion of blanks, standards and duplicate samples into the sample stream and monitoring the results for potential contamination and bias.

Excellon engaged Analytical Solutions Limited (“ASL”) in February 2018 to prepare an independent report related to the performance of Excellon’s 2014 to 2018 quality control program. A total of approximately 3,800 samples (including quality control samples) from the Platosa Mine were collected and assayed between January 2014 and April 2018.

The low rate of silver, lead, and zinc quality control failures for blanks indicates that sample cross-contamination in preparation and analysis is well controlled and not a risk for the project. The low levels of silver, lead, or zinc are assumed to be part of the background values of the limestone.

Data Verification

Several members of SRK, an independent engineering firm, have visited the Platosa Mine and the Miguel Auza Mill to conduct certain data verification activities.

Mr. Blair Hrabi visited the site from April 24 to 28, 2017. The main purpose of this site visit was to assist with the 3-D fault modelling for the Platosa Mine and also to investigate the geological and structural controls on the distribution of the gold mineralization in order to aid the construction of three-dimensional gold mineralization domains. While on site, Mr. Hrabi mapped underground in the Manto Rodilla, Manto 6A, and Guadalupe South areas; mapped surface exposures for one-half day; and examined representative drill core from 11 drill holes. Existing underground mapping of structural features and the distribution of the mineralized domains was generally accurate and representative. No verification of underground face or channel samples was made. The drill hole logs accurately reflect the geology observed in drill core in almost all cases. No verification of drill hole locations or survey accuracy was made by SRK during this site visit.

Mr. Sebastien Bernier visited the Platosa Mine from January 30 to 31, 2018. The purpose of Mr. Bernier’s site visit was to review the digitization of the exploration database and validation procedures, review exploration procedures, define geological modelling procedures, examine drill core, interview project personnel, and collect all relevant information for the preparation of an updated mineral resource model and the compilation of a technical report. During the visit, particular attention was given to the treatment and validation of historical drilling data.

Mr. Luis Alfonso Soto Contreras visited the Platosa Mine on April 26 to April 29, 2021 accompanied by Mr. Jorge Ortega, Excellon’s then Exploration Manager (now Vice President of Exploration). The purpose of the site visit was to review the digitalization of the exploration database and validation procedures, review exploration procedures, define geological modelling procedures, examine drill core, interview project personnel, and collect all relevant information for the preparation of a revised mineral resource model and the compilation of a technical report. The site visit also aimed at investigating the geological and structural controls on the distribution of the gold mineralization in order to aid the construction of three-dimensional gold mineralization domains. SRK was given full access to relevant data and conducted interviews with Excellon personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store and analyze historical and current exploration data.

No mineral reserves or mineral resources have been determined in accordance with Regulation S-K 1300. Extraction commenced on the property without determining mineral reserves in accordance with Regulation S-K 1300.

Mining methods

The primary mining method has historically been a modified room and pillar, with the top of the manto being accessed first. For steeply dipping mantos, the area is benched down to a maximum height of 20 metres at which point a sill pillar is established. This process is repeated below the sill pillar until the bottom of the manto is reached. Historically, sill pillars were seldom necessary considering the flat-lying nature of the mantos, although these will become necessary where the mineralized body dips more steeply.

In 2019, the Platosa Mine transitioned the mining method from cut and fill/drift and fill to an overhand cut and bench method (“OCB”) to improve the overall mining cycle efficiency.

Primary stope accesses for the OCB method are driven into the deposit horizontally and subsequent bench cuts are conducted until the sill elevation is reached. A cemented rock fill mat is placed on the sill elevation and the remainder of the stope filled with dry rock fill. The sill pillar above is then long-hole drilled and blasted on retreat and mucked with a remote scooptram. It is then filled remotely when the pillar extraction is complete. The sequence has a higher cycle efficiency requiring fewer man-hours to extract the stopes than the previous cut and fill method. Development waste from active headings as well as waste that has been stockpiled underground is used to backfill the stopes.

Historical pillars are being extracted, with previously mined areas supported with cable bolts. Each area is evaluated individually based on the rock quality and economic viability.

The completion of a dewatering project has allowed the Platosa Mine to increase mechanization. Jacklegs have been replaced with jumbos in certain production areas, improving safety and productivity.

Mineralized material is hauled to surface using one 20-tonne haul truck and three 16-tonne haul trucks. The mineralized material is placed at surface at either the low-grade or high-grade stockpile. A wheel loader transfers the material from the stockpiles into the crusher; the material is then crushed to less than 200 millimetres. The crushed material is hauled in 40-tonne covered trucks to Miguel Auza Mill, 220 kilometres away.

Mineral Processing

The Miguel Auza Mill has been treating silver-, lead-, and zinc-rich CRD mineralization from the Platosa Mine since 2009. The facility was initially designed and constructed to process material from the lower-grade Miguel Auza mine at a rate of 650 tonnes per day with a regrind mill adding an additional 150 tonnes per day of capacity. Modifications were made in 2009 to ensure that the facility would be able to process the higher-grade feed from Platosa; the flotation cells operated at 325 to 350 tonnes per day since that time. The Miguel Auza Mill currently produces two concentrates: a lead-silver and a zinc concentrate.

The Company entered a toll milling arrangement in Q1 2018 with Hecla to process ore from the San Sebastián Mine, 42 kilometres northwest of the Miguel Auza Mill. During Q1 2020, the Company completed processing a 25,000 tonne bulk sample on ore from the San Sebastián Mine. As reported by Hecla, mining at San Sebastián was completed in the third quarter, and milling was completed in the fourth quarter of 2020. Hecla continues to explore the land package around the San Sebastián Mine and will evaluate further mining based on exploration results. The Company continues communications with Hecla in respect of any future restart of mining at San Sebastián.

There are two tailings management facilities (“TMF”) at the Miguel Auza Mill. TMF #1 reached capacity in December 2017 and was decommissioned in October 2018 after having reached its final crest height of 6.52 metres and design capacity of approximately 313,000 m3 (~520,000 tonnes) of tailings. Covering of the decommissioned TMF #1 with soil was completed in the fourth quarter of 2018 and re-vegetation was completed in Q4 2019. The facility is now in the post-closure phase and on-going monitoring and maintenance activities are being performed.

TMF #2 will be constructed in five stages as capacity is required. Construction of the Stage 1 starter dam was largely completed by the end of the third quarter of 2017 and consists of a 6-metre centreline embankment with a low permeability core and rockfill shell. First tailings from the concentrator were routed to TMF #2 in the fourth quarter of 2017. The Stage 1 phase of TMF #2 is designed to store approximately 207,000 tonnes of tailings.

The TMF #2 Phase 2 raise has been designed by engineers from a recognized, international consulting firm and construction was completed in Q4 2020. The raise design incorporates evolving international best practice and is a 2.8 metre downstream configuration that includes an upstream low permeability fill zone, an internal filter downstream of the low permeability fill, a downstream granular shell fill and a toe drain. The consulting firm also provided construction quality assurance (“QA”) oversight services. The TMF #2 Phase 2 raise was commissioned in Q4 2020 and was designed to provide storage for an additional 189,000 tonnes of tailings; at the end of Q4 2021, 84,5000 tonnes of capacity remain.

The final approved design capacity of TMF #2 is anticipated to be approximately 1.66 million tonnes, representing approximately 19 years of production at an average rate of 300 tonnes of ore per day. The final design crest height of the embankment is 16 metres. A visual inspection and review of both TMF #1 and TMF #2 and the Company’s tailings management practices was conducted by an independent third-party consultant in Q4 2021.

Market Studies

The principal commodities from the Platosa Mine are freely traded at prices that are widely known, so that prospects for sale of any production are virtually assured.

The concentrates extracted from the Platosa Mine deposit are of marketable grade and do not contain any deleterious elements or contaminants which would limit the number of smelters capable of processing the concentrates.

Excellon currently has sales contracts for concentrate in place with Trafigura.

Environmental, Permitting and Social Considerations

Mining at the Platosa Mine is carried out under the permit Planta de beneficio y presa de jales de la Unidad La Platosa (Concentrator and tailings dam of the Platosa Property), which was received in 2008. The permit allowed the construction and operation of both a concentrator and TMF at Platosa. The permit expires in 2023 but can be renewed and requires Excellon to prepare and submit an annual report describing the mining-related activities, including any increases in extraction.

The environmental approval for Platosa Mine is the Licencia Ambiental Unica (Consolidated Environmental Licence), issued in 2013 by SEMARNAT to regulate emissions from the crushing plant and the storage and disposal of solid and hazardous waste. The permit has no expiration date and must be modified if there are significant changes to emissions or to the generation of hazardous waste.

The primary environmental aspect at the Platosa Mine is water discharge and management. Water from the underground workings is considered to be “mining water” under Mexican mining rules. Such discharge is regulated under general mining law and does not require a permit. The discharge water is pumped to a series of holding ponds before being routed by pipeline and open canals to neighbouring properties where it is dispersed by third parties.

A small area of mine-related waste rock is located on surface adjacent to the mine portal; there are no acid drainage-related concerns with this material because of lack of rainfall and the buffering effect of carbonate host rocks.

The Platosa Mine holds additional operating and exploration permits that cover a range of matters and activities regulated under Mexican law; these are listed in Table 5.

Excellon conducts exploration drilling in the near-mine area to locate additional mineralization that could be exploited by the current Platosa Mine. In addition, Excellon is conducting regional exploration on the Platosa Property, outside of the current mine workings. Where it does not own the surface rights, Excellon has permission from surface rights holders to perform exploration activity. SEMARNAT regulates these activities and approves the location of drill sites. Excellon has performed investigations in areas where exploration activities are active to identify any potential environmental components that require special attention. Flora from drill pads are inventoried, harvested and replanted in other areas. The relevant exploration permits are listed in the table below.

Permits concerning the Platosa and Evolución Properties.

Permit type	Area included	Effective date	Expiry date	Comments
Resolution of Environmental Impact for TMF and concentrator	Platosa	09/12/2008	09/22/2023
Unified Environmental License	Air quality/emissions Process Discharges	2013	N/A	No expiration date; significant operational changes require modification
Operational Annual Schedule	Platosa	4/30/2021	6/30/2022	This license is renewed annually
Environmental Impact Preventative Report	Jaboncillo exploration project	01/28/2019	N/A
Solid waste	Solid waste deposition in Bermejillo municipal landfill	1/22/2021	05/22/2022	This license is renewed every 6 months

Permit type	Area included	Effective date	Expiry date	Comments
Hazardous waste generation	Approval for generation, storage of hazardous waste	2013	N/A	No expiry
Explosives use	Explosives magazine	12/15/2021	12/15/2022	Use permit renewed annually
Explosives	Explosives	12/15/2021	12/31/2022	Purchase permit renewed every three months

Environmental Monitoring at Platosa

Environmental aspects at the Platosa Property are largely overseen by PROFEPA and CONAGUA. Inspections by both agencies take place on a periodic basis: CONAGUA for water-related matters and PROFEPA for a wider range of environmental issues.

Environmental monitoring at the Platosa Property consists of monthly monitoring of water pumped from the underground workings. This monitoring is done by an independent third party at six monitoring locations:

●	Three at-surface pump stations;

●	Five on surface at an Excellon-owned ranch; and

●	Four at third-party-owned ranches located east (downgradient) of the Platosa Mine.

Water quality samples are collected by third-parties, are submitted to an independent and qualified third-party laboratory, and are analyzed for a series of elements as required by Mexican regulations. The Company has continued discussions with CONAGUA regarding the management of water that the Company pumps from the Platosa Property. The Company is committed to evaluating with CONAGUA how best to manage such water going forward, to support the operations at the Platosa Property and deliver a sustainable benefit to the residents of the surrounding Mapimí region. Water management is critical for the operations at the Platosa Property and though the Company does not currently foresee any material changes to water management, such changes could impact mining operations in the future.

Air quality monitoring is performed annually at four locations around the perimeter of the facilities at the Platosa Mine. Monitoring is performed by third-parties. The results of the air quality monitoring carried out during 2021 comply with the Mexican environmental regulatory requirement.

Mineral concentration-related activities at the Miguel Auza Mill were approved in the Approval of Environmental Impact Statement in 2005. The approval references other required permits and obliges Excellon to comply with the conditions of all associated permits to remain in force. The Miguel Auza Mill holds a number of additional operating permits (see table below) that cover a range of matters and activities regulated under Mexican law. The mine waste permit is currently being revised to incorporate a higher annual tailings production rate.

Permits at Miguel Auza Mill.

Permit type	Area included	Effective date	Expiry date	Comments
Environmental Impact Statement/Declaration of Environmental Impact	Concentrator, TMF #1, u/g ramp	09/26/2005	09/01/2026	Renewal processed for an additional ten years in 2016.
	Concentrator, TMF #1, u/g ramp	10/04/2016	10/04/2026
	TMF #2	01/30/2017	01/30/2047

Permit type	Area included	Effective date	Expiry date	Comments
Unified Environmental License	Air quality/emissions Process Discharges	10/25/2013 10/15/2020 (1st Modification)	N/A	No expiration date; significant operational changes require modification
Land disturbance	Land disturbance at Miguel Auza – TMF2	02/14/2017	N/A	No expiration date
Water use	Use of National waters	08/16/1994	08/16/2024
Water discharge	Disposal of used water	01/27/2018	01/27/2028
Solid and hazardous waste	Hazardous waste at all areas of the operation	09/22/2011	N/A	No expiry
	Solid waste at all areas of the operations	11/10/2021	11/10/2024	Renewed every three years
	Special waste at all areas of the operation	04/05/2021	04/31/2022	Report presented every six months Renewed every year
Mine waste	Mine waste, u/g ramp, tailings	07/31/2019	07/31/2044
Chemicals storage and use	Laboratory, concentrator warehouse, office warehouse	10/25/2013 10/15/2020 (1st Modification)	N/A	General duty permit requiring compliance with SEMARNAT Nom 005.
Cyanide storage	Warehouse and reagent preparation area	11/27/2016	N/A	No expiry
Explosive use	Explosive magazine	12/31/2021	12/31/2022	No explosives on site, however, we continue to send monthly reports to SEDENA indicating no explosives are on site.
Explosive	Explosives	12/31/2021	12/31/2022	Permit to purchase explosives is renewed annually.
Exploration				Geological mapping activities only; permission required prior to drilling.
Closure plan approval	Concentrator, TMF #1, u/g ramp	04/22/2016	N/A	EXN update completed December 2017.
	TMF #2	01/29/2018	N/A	Closure plan and cost estimate for TMF #2 submitted to SEMARNAT 01/29/18.
Financial assurance	TMF #2	03/30/2022	03/29/2023	Preparing update.

Environmental Monitoring at the Miguel Auza Mill

Some of the permits held by the Miguel Auza Mill have ongoing monitoring requirements, primarily those permits that address specific environmental media. The water-use permit requires that water be controlled and that reports be provided to CONAGUA on a quarterly basis. The operation certificate requires that the Miguel Auza Mill prepare and submit an annual report that inventories emissions to air and the quantities of hazardous waste that are generated.

Air quality monitoring is performed annually at four locations around the perimeter of the facilities at the Miguel Auza Mill. Monitoring is performed by third-parties. The results of the air quality monitoring carried out during 2021 comply with the Mexican environmental regulatory requirement.

The Miguel Auza Mill has made many process improvements over the past few years to reduce the exposure to workplace hazards and to reduce emissions to the environment; these include placing covers on all conveyors, storing concentrate on a concrete pad, and improving housekeeping.

Closure and Rehabilitation

Closure plans are in place for both the Platosa Mine and the Miguel Auza Mill; both plans meet the legal requirements imposed by Mexico and were reviewed and updated in March 2021 and January 2019, respectively, by third-party consultants with local experience in mine closure.

Closure at both sites will meet all applicable Mexican legal requirements and the requirements of Excellon’s closure standard, which contains requirements that exceed local legal requirements. The primary activities will consist of the following steps:

●	Demolition of facilities;

●	Disposal of solid and hazardous wastes according to legal requirements;

●	Regrading and stabilization of land;

●	Proper closure of all portals, ventilation raises;

●	Re-vegetation; and

●	Monitoring of water and air quality and the stability of tailings management facilities for five years post-closure.

Locally derived soil was used to cover TMF #1 to prevent the generation of fugitive dust and to promote sustainable revegetation.

No posting of financial assurance is required for the Platosa Mine. The Miguel Auza Mill has posted a bond of MXN$339,405 (approximately US$16,970) in financial assurance for the closure of TMF #2. The financial assurance amount is updated annually and is based on data submitted by Excellon; it reflects local costs to close such facilities. Financial assurance is not required for the concentrator area, the ramp at the Miguel Auza Mill, and TMF#1. See Item 3. D. - “Decommissioning and Site Rehabilitation Costs”.

Platosa Mine Dewatering System

The dewatering system requires regular monitoring and periodic installation of new underground wells as mining operations deepen and as existing underground wells become less efficient (i.e., the water table deepens beyond a particular pump’s effective depth). Additionally, ongoing monitoring of dispersion of surface water storage and conveyance facilities is necessary to prevent either direct recharge into the aquifer formation or intensive seepage from local holding ponds, both of which were noted as negatively impacting drawdown rates in late 2017.

Optimal mining rates are associated with higher rates of drawdown. The Company commenced the second phase of the Optimization Plan (“Optimization Plan Phase 2”) during H2 2017, which is the ordinary course maintenance and expansion of the dewatering system going forward for life of mine and is essential to ensure requisite rates of drawdown and efficient mining practices. Optimization Plan Phase 2 consists of the periodic development of new well bays and the drilling of new wells, with submersible pumps being moved to the new wells as wells at higher elevation begin to lose pumping efficiency and the addition of in-line boosting pumps as required to increase the efficiency of the well pumps. Capital expenditures on Optimization Plan Phase 2 are considered sustaining, primarily relating to well bay development, well drilling and the periodic addition/replacement of existing pump equipment.

Mineral Resources and Mineral Reserves Comparison

As of December 31, 2021 we had no mineral resources (as determined in accordance with Regulation S-K 1300).

Internal Controls

Excellon follows industry best practices for lab and sample QA/QC, which involves the systematic insertion of blanks, standards and duplicate samples into the sample stream and monitoring the results for potential contamination and bias.

Mexico Exploration and production drill core samples for all projects are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. Assay turnarounds have been impacted recently by supply and labour shortages related to COVID-19. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person. The sampling of, and assay data from, the core sampling and reporting is monitored through a quality assurance and quality control (QAQC) program designed according to best industry practice. Samples from HQ sized drill core are selected by Excellon geologists and cut into halves at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.2 to 1.5 metres in length with samples being selected to honour geological contacts. Samples are labeled and packed into sealed plastic bags which are grouped into larger fiber bags for shipping. A formal chain-of-custody procedure is in place for security of samples from project to laboratory. Samples are shipped to SGS Laboratories in Durango City. Samples then undergo crushing to two millimetres followed by pulverizing to homogenize samples before a 50-gram sub sample is selected for analysis. The samples are then analyzed using fire assay for gold and silver with a gravimetric finish and multi-element analysis performed by ICP analysis for base metals and multi-element data.

Silver City core samples for 2020 drilling program were prepared and assayed by Bureau Veritas Mineral Laboratories in Vancouver, Canada. The lab is accredited to ISO/IEC 17025:2017, RG-MINERAL. Since 2021 all core samples are prepared and assayed by ALS Global Loughrea, Ireland. The lab is accredited to ISO/IEC 17025:2017. Assay turnarounds have been impacted recently by supply and labour shortages related to COVID-19. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person. The sampling of, and assay data from, the core sampling and reporting is monitored through a quality assurance and quality control (QAQC) program designed according to best industry practice. Samples from HQ and NQ sized drill core are selected by Excellon geologists and cut into halves at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.35 to 1.2 metres in length with samples being selected to honour geological contacts. Samples are labeled and packed into sealed plastic bags which are grouped into larger fiber bags for shipping. A formal chain-of-custody procedure is in place for security of samples from project to laboratory. Samples are shipped to ALS Laboratories in Loughrea, Ireland. Samples then undergo crushing to less than two millimetres followed by pulverizing a one kilogram split to better than 85% passing 75 microns. Homogenised sub-samples are then analyzed using fire assay (30g sample) for silver with a gravimetric finish and gold with an ICP-AES finish. High-grade gold results are re-analysed by fire assay (30g sample) with a gravimetric finish. Multi-element analysis of samples are performed after four acid digestion by ICP analysis for base metals and multi-element data.

No drillcore samples have been collected by Excellon at the Kilgore project since the acquisition in 2020. Oakley 2021 drillcore samples were prepared and assayed by Bureau Veritas Mineral Laboratories in Vancouver, Canada. The lab is accredited to ISO/IEC 17025:2017, RG- The Company has a comprehensive QA/QC program. The sampling of, and assay data from, the core sampling and reporting is monitored through a quality assurance and quality control (QAQC) program designed according to best industry practice. Samples from PQ and HQ sized drill core are selected by Excellon geologists and cut into halves at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.2 to 1.5 metres in length with samples being selected to honour geological contacts. Samples are labeled and packed into sealed plastic bags which are grouped into larger fiber bags for shipping. A formal chain-of-custody procedure is in place for security of samples from project to laboratory. Samples were shipped to Bureau Veritas preparation laboratory in Elko, Nevada. Samples then undergo crushing to 75 microns followed by pulverizing to homogenize samples before a 200-gram sub sample is selected for analysis. The samples are then analyzed using fire assay for gold on a 50 grams subsample and and a multi-element analysis performed by ICP analysis for silver, base metals and multi-element data.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and related notes, and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued the IASB, and are included in this Annual Report. The discussion contains forward-looking statements (as previously defined) based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

All figures in Item 5 of this Annual Report are in thousands of United States dollars ($’000) unless otherwise noted.

A.	Operating Results

Summary of Quarterly Financial Results

Annual financial statement highlights for the previous three years are as follows:

(in $000’s)	2021	2020	2019
Revenues	37,955	26,202	26,469
Production costs (1)	(26,207)	(19,981)	(23,216)
Depletion and amortization	(7,300)	(4,649)	(4,708)
Cost of sales	(33,507)	(24,630)	(27,924)
Gross profit (loss)	4,448	1,572	(1,455)
Expenses:
General and administrative	(6,689)	(6,896)	(4,822)
Exploration and holding expense	(7,194)	(4,032)	(3,853)
Other (expense) income	(758)	(373)	782
Provision for litigation	(22,282)	-	-

(in $000’s)	2021	2020	2019
Impairment loss	(16,540)	-	-
Net finance (expense) income	(3,680)	(2,508)	295
Income tax expense	(5,078)	(3,783)	(1,022)
Net loss for the year	(57,773)	(16,020)	(10,075)
Adjusted loss for the year (2)	(14,311)	(16,020)	(10,075)
Loss per share – basic and diluted	(1.77)	(0.55)	(0.49)
Adjusted loss per share (2)	(0.44)	(0.55)	(0.49)
Operating cash flows before changes in working capital	1,652	(3,733)	(4,314)
Total assets	41,560	73,279	55,582
Total liabilities	46,047	22,837	13,390
Total equity	(4,487)	50,442	42,192
Non-current liabilities	11,896	10,845	3,842

(1)	2021 production costs include $1.6 million related to future mine closure accruals.
(2)	2021 adjusted loss and adjusted loss per share excludes $22.3 million related to the Provision for litigation, impairment losses of $16.5 million, deferred-tax asset derecognition of $3.1 million and $1.6 million related to future mine closure accruals.

The following is a discussion of the material variances between Q4 2021 and Q4 2020 and the year ended December 31, 2021 versus the year ended December 31, 2020.

Quarter to quarter revenue variances are a function of metal prices, treatment and refining costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour and equipment availability. These, in turn, affect mined tonnages, grades and mill recoveries and, ultimately, the quantity of metal produced and revenues received. The Company currently expenses exploration costs related to Platosa (unless associated with resource expansion), Silver City, Kilgore and Evolución. These exploration costs do not relate to the mining operation and vary from period to period, creating volatility in earnings.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Revenue	9,306	10,097	37,955	26,202
Gross profit (loss) (1)	(1,295)	2,666	4,448	1,572
Adjusted loss (2)	(4,069)	(6,008)	(14,311)	(16,020)

(1)	Q4 2021 and 2021 gross loss includes $1.6 million related to future mine closure accruals, adjusting to remove the impact of these accruals would result in gross profit of $0.3 million in Q4 2021 and $6.0 million in 2021.

(2)

Q4 2021 adjusted loss excludes impairment losses of $15.8 million and $1.6 million related to future mine closure cost accruals. In addition, 2021 adjusted loss and adjusted loss per share excludes the $22.3 million Provision for litigation expense, and the related impairment losses of $0.8 million and $3.1 million in deferred-tax asset derecognition.

Revenues decreased by $0.8 million or 8% during Q4 2021 compared to Q4 2020, driven by a 4% decrease in AgEq ounces payable and a 5% decrease in the realized silver price, partly offset by a 22% and 26% increase in realized lead and zinc prices, respectively. Revenues for the 12-month period increased by $11.8 million or 45%, driven by a 21% increase in AgEq ounces payable and a 16%, 20% and 27% increase in the realized silver, lead and zinc price, respectively, compared to the prior year. As discussed above, the Suspension resulted in negligible metal sales and revenue during Q2 2020, impacting 2020 results.

Gross profit decreased by $4.0 million in Q4 2021 relative to Q4 2020. This variance was primarily driven by the $0.8 million decrease in revenue, $0.5 million related to increased depletion and amortization and a $2.7 million increase in production costs, which included $1.6 million related to future mine closure accruals. Gross profit improved by $2.9 million for the 12-month period, driven by higher revenues of $11.8 million as discussed earlier, partly offset by increased production, depletion and amortization costs (increased by $6.2 million and $2.7 million, respectively) following the Suspension in Q2 2020.

Adjusted loss decreased by $1.9 million in Q4 2021 over Q4 2020, despite the $4.0 million decrease in gross profit discussed above, and mainly driven by the lower income tax expense by $4.5 million, general and administrative expenses by $0.6 million, partly offset by increased finance and exploration expenses of $0.6 million and $0.4 million respectively. For the 12-Mos 2021, adjusted loss decreased by $1.7 million, mainly driven by the $2.9 million improvement in gross profit in 2021 as discussed above, and a $1.8 million decrease in income tax expenses (after adjusting for the deferred-tax asset derecognition related to the Provision for litigation), partially offset by an increase of $3.2 million in exploration and holding expenses and $1.2 million increase in finance expenses, relative to 2020.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Cost of sales	10,601	7,431	33,507	24,630

The components of cost of sales including production costs and depletion and amortization charges are as follows:

Labour	1,666	1,607	6,241	5,120
Consumables	1,176	924	4,080	2,923
Electricity	1,524	1,297	6,113	5,575
Transport	467	454	2,034	1,544
Other operational	777	790	2,534	1,910
Mine and mill administrative	1,072	626	4,044	2,766
Inventory adjustment	407	288	(423)	143
Incremental future mine closure accruals	1,584	-	1,584	-
Production costs (including inventory adjustments)	8,673	5,986	26,207	19,981
Depletion and amortization	1,928	1,445	7,300	4,649
Cost of sales	10,601	7,431	33,507	24,630

Production costs increased by $2.7 million or 45% during Q4 2021 relative to Q4 2020, mainly driven by $1.6 million incremental accruals related to future mine closure costs, $0.3 million increase in consumables and $0.2 million increase in electricity costs reflecting increased consumption due to the expansion of the dewatering system and higher unit costs driven by increased natural gas prices.

For the 12-Mos 2021, production costs increased by $6.2 million or 31% relative to 2020, mostly reflecting increased tonnage mined and processed 2021 as tonnage produced in 2020 was substantially reduced by the Suspension. Production costs in 12-Mos 2021 were increased relative to 2020 by production bonuses ($0.3 million impact) tied to higher mine productivity, higher costs for electricity ($0.5 million) reflecting the impact of supply shocks and natural-gas price spikes during the Q1 2021 polar vortex in the southwestern U.S, higher accrued costs ($0.4 million) for increased profit-sharing obligations pursuant to labour law reforms in Mexico during Q3 2021 and $1.6 million related to future mine closure cost accruals.

Despite cost pressures during 2021, optimizations made at Platosa in mid-2020 contributed to the offsetting of production costs including: (i) a 30% reduction in workforce from restructuring amid the Suspension ($1.2 million gross annual savings), partially offset by higher bonus payments to unionized workers due to the improved production profile from Q3 2020 onward; (ii) the change to a private, natural gas-generated electricity supplier ($2.0 million gross annual savings), initially realizing a 30% drop in effective power costs to $0.06/kWh although higher natural gas prices have partly offset this saving; and (iii) improved offtake terms on concentrate sales.

Depletion and amortization expense in Q4 2021 was $0.5 million higher than Q4 2020, due to the amortization of assets commissioned since Q4 2020; while the $2.7 million increase in depletion and amortization expense in the 12-Mos 2021 reflects a 29% increase in production and related depletion compared to 2020, which had lower production due to the Suspension.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Exploration and holding expense	1,783	1,400	7,194	4,032

Increased exploration and holding expense in Q4 2021 primarily reflects increased drilling expenditures at the Silver City Project of $0.4 million. Holding expense includes concession and mineral claim fees of $0.1 million in Q4 2021 and $0.7 million in 12-Mos 2021 (Q4 2020 – $0.1 million; 12-Mos 2020 – $0.6 million). Exploration commenced at the Oakley Project during Q2 2021, with expenditures funded and accounted for by Centerra pursuant to the Oakley Agreement.

Exploration programs were limited by the initial outbreak of COVID-19 globally in 2020 resulting in lower expenditures during 2020. In 2021 the Company invested $2.4 million in exploration and holding costs at Platosa and Evolución in Mexico (2020 – $1.6 million), $1.6 million at Kilgore in Idaho, USA (2020 – $0.7 million) and $3.2 million at Silver City in Saxony, Germany (2020 – $1.7 million).

	Q4		Year ended December 31,
	2021	2020	2021	2020
General and administrative expense	1,255	1,886	6,689	6,896

General and administrative expense decreased by $0.6 million or 34% in Q4 2021 driven by lower share-based payment expenses in Q4 2021 ($0.2 million) and the $0.3 million impact of the Company’s listing on the NYSE American in Q4 2020. Overall, general and administrative expenses decreased by $0.2 million for 12-Mos 2021 reflecting decreases in share-based payment expenses ($0.3 million) and corporate development and legal costs ($0.5 million), partly offset by increases in salaries ($0.1 million) and higher insurance expense ($0.4 million) due to the listing on the NYSE American in Q3 2020.

Other (income) expense	(89)	6	758	373

Other expense includes realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses, if any.

Other expenses in Q4 2021 are consistent with Q4 2020. The 12-month variance of $0.4 million reflects changes in the values of marketable securities and warrants, which had high market values and unrealized gains of $0.6 million in 2020 but lower market values and unrealized losses of $0.9 million in 2021, partly offset by a decrease in foreign exchange losses of $0.7 million between these periods.

Impairment loss	15,788	-	16,540	-

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa beyond mid-2022. Underground and surface drilling continued throughout Q1 2022. Based on these results and consideration of current and expected economic factors, the Company now expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs. In Q4 2021 the Company recorded an impairment loss of $15.8 million (Q4 2020 – $Nil) on the Platosa Mine and Miguel Auza processing facility. In Q3 2021, the Company had recorded an impairment loss of $0.8 million on Miguel Auza reflecting the impact of the Judgment against San Pedro.

Finance expense	1,242	679	3,680	2,508

Net finance expense in Q4 2021 comprises primarily $1.1 million of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures. This interest expense consists of $0.4 million in coupon interest at a 10% rate, paid in common shares at the Company’s election (Q4 2020 – $0.4 million), and $0.7 million of accretion of the face value of the Convertible Debentures (Q4 2020 – $0.4 million). Net finance expenses for Q4 2020 included a $0.2 million unrealized gain on currency hedges, which have since been settled at a net realized loss of $40,000.

Net finance expense of $3.7 million for 12-Mos 2021 is $1.2 million higher than the comparative period. Interest on the Convertible Debentures, increased by $2.2 million of which $0.8 million relates to coupon interest (paid in shares), and $1.4 million relates to non-cash accretion interest expense. This increase was partially offset by a $0.4 million unrealized loss on currency hedges in 2020, which have since been settled at a net realized loss of $40,000 and $0.7 million interest in 2020 on the $6 million credit facility with Sprott Private Resource Lending II (Collector), LP (the “Credit Facility”) which was repaid in Q3 2020.

The following is a discussion of the material variances between Q4 2020 and Q4 2019 and the year ended December 31, 2020 versus the year ended December 31, 2019.

Quarter to quarter revenue variances are a function of metal prices, costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour, and equipment availability. These in turn affect mined tonnages, grades and mill recoveries and ultimately the quantity of metal produced and revenues received. The Company currently expenses exploration costs, specifically exploration costs related to Silver City, Kilgore, Evolución and Platosa (unless associated with resource expansion). These exploration costs do not relate to the mining operation and vary from period to period creating volatility in earnings.

	Q4		Twelve months ended December 31,
	2020(1)	2019	2020	2019
Revenue	9,029	6,414	26,202	26,469
Gross profit (loss)	1,598	(593)	1,572	(1,455)
Net Loss	(6,008)	(1,181)	(16,020)	(10,075)

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

Revenues increased by 41% during Q4 2020, driven by a 39% increase in silver ounces payable and a 43% increase in the average realized silver price relative to the comparative period. Revenues for the 12-month period were impacted by the Suspension. Also refer to “Provisionally Priced Sales” below.

Gross profit improved to $1.6 million in Q4 2020 driven by increased revenues, while gross profit for the 12-month period was $1.6 million despite the Suspension in Q2 2020.

Net loss increased by $4.8 million between Q4 2020 and Q4 2019 mainly reflecting a $4.7 million non-cash charge in deferred tax expense, due to the de-recognition of deferred-tax assets. Yearly net loss in 2020 increased by $5.9 million compared to 2019 mainly reflecting a $3.8 million non-cash charge in deferred tax expense and a $2.8 million increase in net finance expenses including $2.0 million in interest expense on the convertible debentures and the Sprott Credit Facility.

Cost of Sales	(7,431)	(7,007)	(24,630)	(27,924)

Cost of sales in Q4 2020 is $0.4 million higher than Q4 2019 reflecting the volume impact of a 22% increase in silver-equivalent ounces sold in Q4 2020 partially offset by the impact of operational efficiencies realized through 2020 including lower personnel costs and a lower-cost private electricity contract that came into effect in early Q4 2020. Yearly cost of sales decreased by $3.3 million or 12% in 2020 versus 2019 reflecting a 18% reduction in AgEq ounces sold due to the Suspension, partly offset by care and maintenance costs incurred ($1.9 million) during the Suspension.

Exploration	(1,400)	(1,023)	(4,032)	(3,853)

Higher exploration expense in Q4 2020, by $0.4 million above the prior-year quarter, primarily reflects increased exploration activity at the Silver City Project and Platosa Mine.

Other (expenses) income	1,062	(1)	1,222	(373)	782

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

Other expenses include realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses, if any.

Other expenses are consistent with the previous quarter. The 12-month variance of $1.2 million between 2020 and 2019 is driven by unrealized foreign exchange losses, loss on disposal of the Beschefer project, discount on the shares for debt issued during the year, partly offset by the unrealized gain on marketable securities and warrants.

Finance (expenses) income	(679)	753	(2,508)	295

Net finance expenses consist primarily of interest on the Convertible Debentures and the Sprott Credit Facility, mark-to-market of currency hedges and accretion of the rehabilitation provision for the mine and mill.

The 12-month variances are mainly driven by higher interest expense on the convertible debentures and interest on the Sprott Credit Facility ($2.0 million), and unrealized loss from MXN/USD currency hedges for $0.5 million.

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. the finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs in the first, third or fourth month after shipment under the terms of the current concentrate purchase agreements.

Invoiced revenues are derived from the value of payable metal content net of treatment and refining charges (“TC/RCs”) incurred by the metallurgical complex of the customer. TC/RCs are a cost associated with processing of metal concentrates in refined metal products, though such cost is deducted from gross revenues rather than incurred as a cost of sales (as revenue received by the Company is net of TC/RCs). Therefore, as discussed in the calculation of total cash cost per silver ounce payable, below, TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. Offtake agreements may also include price participation for the offtaker for settlements at metal prices above specified levels. The value of the metal content of the products sold is as follows (in $’000s):

	Three months ended			Twelve months ended
	December 31			December 31
	2021	2020 (2)	2019	2021	2020	2019
	$	$	$	$	$	$
Silver	6,726	8,378	3,822	28,265	20,625	15,428
Lead	1,939	1,756	1,326	7,250	5,022	5,046
Zinc	2,734	2,635	1,652	9,935	6,899	8,331
Value of metal content in products sold (1)	11,399	12,769	6,800	45,450	32,546	28,805
Adjustment for treatment and refining charges (TC/RC)	(2,093)	(2,672)	(798)	(7,495)	(6,840)	(3,256)
Revenues from concentrate sales	9,306	10,097	6,002	37,955	25,706	25,549
Revenues from toll milling services	-	-	412	-	496	920
Total revenues	9,306	10,097	6,414	37,955	26,202	26,469

(1)	Value of metal content in products sold is a non-IFRS measure.
(2)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

Non-IFRS measures

The following is a discussion of the Non-IFRS measures variances between Q4 2021 and Q4 2020 and the year ended December 31, 2021 versus the year ended December 31, 2020.

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable, AISC Per Silver Ounce Payable and Adjusted loss and adjusted loss per share are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Production cost per tonne	$314	$252	$291	$299

A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below. Changes in inventories of ore and concentrate are excluded from the calculation of Production Cost per Tonne. Changes in inventories reflect the net cost of ore stockpiles and concentrate inventory (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs). Excluding changes in inventories and future mine closure accruals aligns cost of sales incurred during the period with the tonnage produced during the period.

	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	10,601	7,431	33,507	24,630
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Future mine closure accruals	(1,584)	-	(1,584)	-
Depletion and amortization	(1,928)	(1,445)	(7,300)	(4,649)
Changes in inventories	(407)	(288)	423	(143)
Production costs (excluding inventory adjustments)	6,682	5,698	25,046	19,604
Tonnes milled	21,309	22,626	86,021	65,567
Production cost per tonne milled ($/tonne)	$314	$252	$291	$299

Production cost per tonne milled increased by 25% in Q4 2021 relative to Q4 2020 due to a 6% decrease in tonnes milled in Q4 2021 and a 17% increase in production costs, as discussed under “Cost of Sales” above.

Production cost per tonne milled decreased by 3% for 12-Mos 2021 as 12-Mos 2020 was impacted by the negligible tonnage produced in Q2 2020 due to the Suspension.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Total cash cost per silver ounce payable	$15.61	$12.73	$13.01	$15.38

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product credits and various non-cash costs included in cost of sales, particularly:

(i)	changes in inventories of ore and concentrate are reflected in cost of sales to match cost of sales with the revenues from payable metals in the period by either allocating the cost of metal produced in prior periods or deferring the cost of metal to be sold in future periods;

(ii)	TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce as, per industry standard, revenues received by the Company are net of TC/RCs; and

(iii)	Future mine closure related costs are excluded from cost of sales.

The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying grades and characteristics.

The following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits, to cost of sales as reported in the Company’s financial statements:

	Q4		Year ended December 31,
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	10,601	7,431	33,507	24,630
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Future mine closure related costs	(1,584)	-	(1,584)	-
Depletion and amortization	(1,928)	(1,445)	(7,300)	(4,649)
TC/RCs	2,094	2,285	7,495	6,840
Royalties (1)	(15)	(235)	(83)	(388)
By-product credits (2)	(4,673)	(3,924)	(17,185)	(11,922)
Total cash cost net of by-product credits	4,495	4,112	14,850	14,277
Silver ounces payable	287,953	323,139	1,141,281	928,240
Total cash cost per silver ounce payable ($/oz)	15.61	12.73	13.01	15.38

(1)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(2)	By-product credits comprise revenues from sales of lead and zinc.

Total cash cost per silver ounce payable increased by 23% for Q4 2021 relative to Q4 2020, driven by an 11% decrease in silver ounces payable and a 9% increase in cash costs net of by-product credits reflecting higher production costs, as discussed under “Cost of Sales” above.

Total cash cost per silver ounce payable decreased by 15% for the 12-Mos 2021, driven by a 23% increase in silver ounces payable in 2021 as 12-Mos 2020 was impacted by negligible production in Q2 2020 due to the Suspension.

	Q4		Year ended December 31,
	2021	2020	2021	2020
AISC per silver ounce payable (including non-cash items)	24.82	21.49	24.78	26.80

Excellon reports the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure and is based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including TC/RCs and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded from AISC. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded from AISC.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any. Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.

The table below presents details of the calculation for AISC per silver ounce payable.

	Q4		Year ended December 31,
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	4,495	4,112	14,850	14,277
Administrative costs (cash) (1)	978	1,250	4,402	4,238
Share-based payments (non-cash) (1)	149	244	1,337	1,876
Accretion and amortization of reclamation costs (non-cash)	30	50	94	163
Sustaining exploration (manto resource drilling) (2)	327	225	1,651	574
Sustaining capital expenditures (2)	1,168	1,062	5,944	3,751
Total sustaining costs	2,652	2,831	13,428	10,602
All-in sustaining costs	7,147	6,943	28,278	24,879
Silver ounces payable	287,953	323,139	1,141,281	928,240
AISC per silver ounce payable ($/oz)	24.82	21.49	24.78	26.80
AISC excluding non-cash items, per silver ounce payable ($/oz)	24.20	20.58	23.53	24.60
Realized silver price per ounce sold (3)	23.30	24.46	25.12	21.59

(1)	Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects. The comparative periods have been revised to conform with the current allocation.
(2)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs. Sustaining exploration includes underground drilling costs. The comparatives have been revised to conform with the current allocation.
(3)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior-period provisional adjustments in the current period.

AISC per silver ounce payable increased by 15% in Q4 2021 relative to Q4 2020 due to the impacts of lower silver ounces payable (11%) and higher all-in sustaining costs ($0.2 million or 3%).

AISC per silver ounce payable decreased 8% for 12-Mos 2021 relative to 12-Mos 2020, primarily driven by a 23% increase in silver ounces payable in 2021 as 2020 was impacted by the negligible production realized in Q2 2020 due to the Suspension.

The following is a discussion of the Non-IFRS measures variances between Q4 2020 and Q4 2019 and the year ended December 31, 2020 versus the year ended December 31, 2019.

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and AISC Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

Due to the Suspension, the Company does not consider the Non-IFRS measures for year ended December 31, 2020 stated below to be representative of the Company’s business and normal operations, as the care-and-maintenance costs associated with the Suspension were not matched by any material amount of revenue or payable metals, unlike in previous quarters.

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
Production cost per Tonne	$252	$286	$299	$300

The Company excludes inventory adjustments from the calculation of Production Cost per Tonne to improve period-over-period comparisons. A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below.

	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of Sales	7,431	7,007	24,630	27,924
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	(222)	(234)	(482)
Depletion and amortization	(1,445)	(1,250)	(4,649)	(4,708)
Inventory adjustments	(288)	142	(143)	(193)
Production Costs (excluding inventory adjustments)	5,698	5,677	19,604	22,541
Tonnes milled	22,626	19,828	65,567	75,247
Production cost per tonne milled ($/tonne)	252	286	299	300

The 12% decrease in cost per tonne milled in Q4 2020 versus the prior year mainly reflects the volume impact of a 14% increase in tonnes milled relative to the comparative period, partially offset by higher dewatering costs and associated higher electricity usage. On a full-year basis, in 2020 costs per tonne milled are in line with 2019 comparative costs as both production costs and tonnes milled in 2020 reflect the Suspension. After adjusting for $1.9 million in care and maintenance costs incurred during the Suspension, the annual production cost per tonne milled is $269 or a 10 % decrease compared to 2019, mainly reflecting the reduced headcount and private electricity contract entered into during the year.

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
Total cash cost per silver ounce payable	$12.73	$14.36	$15.38	$13.01

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product and various non-cash costs included in cost of sales. Changes in inventory have not been adjusted from cost of sales, as these costs are associated with the payable silver ounces sold in the period. The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying ore grades and characteristics.

Following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits to cost of sales as reported in the Company’s financial statements:

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	7,431	7,007	24,630	27,924
Adjustments - increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	(222)	(234)	(482)
Depletion and amortization	(1,445)	(1,250)	(4,649)	(4,708)
Third party smelting and refining charges (1)	2,285	798	6,840	3,256
Royalties (2)	(235)	(22)	(388)	(90)
By-product credits (3)	(3,924)	(2,978)	(11,922)	(13,376)
Total cash cost net of by-product credits	4,112	3,333	14,277	12,524
Silver ounces payable	323,139	232,034	928,240	962,355
Total cash cost per silver ounce payable ($/oz)	12.73	14.36	15.38	13.01

(1)	Treatment and refining charges recorded in net revenues as is industry standard and added back here to derive total costs.
(2)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(3)	By-product credits comprise revenues from sales of lead and zinc.

Silver production in Q4 2020 was 39% above Q4 2019; however, this improved production generated concentrates that attracted higher treatment and refining charges, which increased by $1.4 million or by 175% in Q4 2020 relative to Q4 2019. The increased TC/RCs were in line with charges in the global zinc and lead concentrate industry, which saw a marked increase in TC/RCs starting in 2019 and continued into 2020. Q4 2020 TC/RCs were pursuant to a renegotiated offtake agreement in respect of zinc concentrate, which delivered lower charges, but the operation incurred higher penalties for deleterious elements, particularly antimony, during the period. The Company plans to mitigate these penalties through increased ore blending in the future and has negotiated improved lead-concentrate terms for 2021. After adjusting for $1.9 million in care and maintenance costs incurred during the Suspension, the annual total cash cost per silver ounce payable is $13.22, or a 2% increase compared to 2019, despite an over 200% increase in TC/RCs during the year.

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
AISC Per Silver Ounce Payable (including non-cash items)	$21.19	$26.76	$26.46	$23.57

Excellon adopted the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any.

The table below presents details of the calculation for AISC per silver ounce payable.

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	4,112	3,333	14,277	12,524
General and administrative costs (cash)	1,250	1,015	4,238	3,448
Share based payments (non-cash)	294	184	1,876	1,102
Accretion and amortization of reclamation costs (non-cash)	50	(21)	163	150
Sustaining exploration (manto resource exploration/drilling)	79	81	259	257
Sustaining capital expenditures (1)	1,062	1,620	3,751	5,204
Total sustaining costs	2,735	2,879	10,287	10,161
All-in sustaining costs	6,847	6,212	24,564	22,686
Silver ounces payable	323,139	232,034	928,240	962,355
AISC per silver ounce payable ($/oz) (3)	21.19	26.76	26.46	23.57
AISC excluding non-cash items, per silver ounce payable ($/oz)	20.13	26.06	24.28	22.26
Realized silver price per ounce sold (2)	24.46	17.12	21.59	16.07

(1)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.

(2)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

(3)	After adjusting for $1.9 million in care and maintenance costs incurred during the Suspension, the 2020 AISC per silver ounce payable is $24.30 or a 3% increase compared to 2019.

The Company is impacted by governmental or political policies. Specifically, the Mexican energy and labour reform have impacted the cost of operations in Mexico. See Item 3.D. - “Failure to achieve estimates or material increases in costs”.

B.	Liquidity and Capital Resources

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Refer to Note 2 of the consolidated financial statements for discussion of the material uncertainties which cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business.

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and equity and debt financings. The Company has raised equity and debt to fund its exploration programs and certain capital and operating expenditures at the Platosa Mine. With the planned wind down of operations at Platosa in Q3 2022 and in the absence of the acquisition of another producing mine, the Company’s main source of liquidity will be derived from equity or debt transactions. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty. See also Item 5.C. - “Commitments,” below, for further detail.

	December 31, 2021	December 31, 2020
Cash and cash equivalents	4,071	8,380

The primary source of cash for 12-Mos 2021 was the Company’s Mexican operations, which generated net cash flow of $16.3 million (12-Mos 2020 net cash outflow of $0.6 million) from collected revenue of $39.4 million (12-Mos 2020 – $24.6 million) net of production costs of $23.1 million (2020 – $19.8 million). The Company also sold marketable securities for proceeds of $1.0 million (12-Mos 2020 – $nil).

The primary source of cash for 12-Mos 2020 was $18.9 million from financing activities, including the issuance of the Convertible Debentures ($12.8 million) and the proceeds from the Credit Facility ($5.9 million).

The primary uses of cash for the year ended December 31, 2021 and 2020 were:

(i)	$7.2 million spent on exploration – $3.2 million in Germany, $2.4 million in Mexico, and $1.6 million in the United States (2020 – $4.0 million, including $1.7 million in Germany, $1.6 million in Mexico and $0.7 million in the United States);
(ii)	$7.2 million invested in capital expenditures including dewatering costs and mine development (2020 – $8.3 million);
(iii)	$4.4 million on general and administrative expenses (2020 – $4.2 million);
(iv)	$0.1 million invested in mineral rights on the Company’s non-operating assets (2020 – invested $2.1 million primarily relating to transaction costs on the acquisition of Otis); and
(v)	$0.4 million used in financing activities including interest and lease-related payments, partially offset by proceeds from stock option exercises. In 2020, net $12.2 million sourced from financing activities, including $12.8 million from Convertible Debentures, partially offset by interest and lease-related payments and the $6.0 million receipt and repayment of the Credit Facility.

	December 31, 2021	December 31, 2020
Working capital	254	9,801

Working capital, defined as current assets less current liabilities (excluding the Provision for litigation), decreased by $9.5 million at December 31, 2021 relative to December 31, 2020, reflecting a decrease in current assets of $9.6 million (driven by a $4.3 million reduction in cash and cash equivalents, $1.9 million reduction in the value of marketable securities and warrants, a $1.5 million reduction in trade receivables and a $2.1 million reduction in VAT recoverable). Current liabilities (excluding the Provision for litigation) at December 31, 2021 are consistent with the prior year.

The Company’s VAT payables reflect the amount collected by the Company from the sale of concentrates in Mexico. The Company’s VAT recoverable, predominantly reflecting VAT charged on the Company’s expenditures in Mexico, are offset against VAT payables in Mexico in the applicable period and on a rolling basis. The net VAT position varies from period-to-period depending on timing, quantum and/or value of sales and expenditures. The Company has not, to date, encountered difficulty in reducing outstanding VAT recoverable.

As at December 31, 2021, the Company had a net VAT recoverable of $0.8 million in Mexico, $0.7 million in Germany and $0.1 million in Canada (December 31, 2020 – net VAT recoverable of $1.8 million in Mexico, $0.2 million in Germany and $0.1 million in Canada).

The Company has reduced its committed tonnes to be delivered under its offtake agreement and has normal provisional pricing payment terms on the sale of its concentrate. The Company expects cash flows from Mexican operations to cover working capital requirements in Mexico including severance costs due on closure. The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable. The Convertible Debentures do not include any financial covenants related to working capital or the ongoing operation of the Company’s mining assets.

The following is a discussion of the cash flow variances between Q4 2021 and Q4 2020 and the year ended December 31, 2021 versus the year ended December 31, 2020.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Net cash from operations before changes in working capital ($000’s)	(217)	1,931	1,652	(3,733)

Net cash from operations before changes in working capital decreased by $2.1 million in Q4 2021, principally reflecting lower revenues, higher production costs and higher exploration expense relative to Q4 2020 as described above.

The key items driving the $5.4 million variance for the 12-Mos 2021 versus the prior year were (i) the Suspension ($3.3 million carrying cost in Q2 2020) (ii) increased metal prices ($6.4 million benefit in 2021) and (iii) higher metal production ($5.4 million benefit in 2021), partially offset by higher operating costs relating to increased tonnage mined and milled (increase of $7.4 million in 2021) and higher exploration expenses by $3.2 million in 2021.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Investing activities ($000’s)	(421)	(2,969)	(6,262)	(10,516)

Decrease in investing outflows in Q4 2021 mainly reflect lower expenditures on dewatering infrastructure, mine development and underground drilling at Platosa, supported by a $1.0 million cash inflow from the sale of marketable securities.

For the 12-Mos 2021, capital expenditures were $4.3 million lower than 2020, due to transaction costs and a loan advanced on the acquisition of Otis in 2020, higher capital expenditures on mine development and dewatering in 2020 and a $1.0 million cash inflow in 2021 from the sale of marketable securities.

Financing activities ($000’s)	(126)	(94)	(447)	12,230

In Q4 2021, financing activities included interest and lease-related payments, partially offset by proceeds from stock option exercises. For 12-Mos 2020, $12.2 million was sourced from financing activities, including $12.8 million from the Convertible Debentures and $0.4 million in proceeds from stock option and warrant exercises, partially offset by interest and lease related payments of $1.0 million.

The Company issued the Convertible Debentures in 2020, completed an equity offering of common shares in 2019 and arranged the Credit Facility in connection with the acquisition of Otis. The Company also implemented cost reductions and business improvements at its operations. With continued strong metal prices, the Company expects to be able to generate positive cash flows from the Platosa mining operation through to mid-2022, although such cash flow will not be sufficient to fund all of the Company’s exploration programs. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the trust indenture governing the outstanding Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and continued uncertainty related to the COVID-19 pandemic.

The following is a discussion of the cash flow variances between Q4 2020 and Q4 2019 and the year ended December 31, 2020 versus the year ended December 31, 2019.

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
Net cash from operations before changes in working capital ($000’s)	2,529	(1,707)	(3,733)	(4,314)

The $4.2 million increase in Q4 2020 versus the prior-year quarter for cash flows before changes in working capital principally reflects higher revenues and lower direct mining and milling costs as described in the Revenue and Cost of Sales sections above, partially offset by a $0.4 million increase in exploration expenses in the current quarter. The $0.6 million decrease for the year ended December 31, 2020 versus the prior year primarily reflects the impact of the Suspension offset by the increase in revenues and lower direct mining and milling costs as described above.

	Q4		Twelve months ended December 31,
	2020	2019	2020	2019
Investing Activities ($000’s)	(3,156)	(2,176)	(10,516)	(5,802)

The 12-month variances include capital expenditures of $2.6 million in dewatering capital, mine development and mining equipment, and $2.0 million on transaction costs and a loan advanced on the acquisition of Otis.

Financing Activities ($000’s)	63	661	12,230	8,339

For the year ended December 31, 2020, $12.2 million was sourced from financing activities, including $12.8 million from Debentures and $0.4 million in proceeds from stock option and warrant exercises, partially offset by interest and lease-related payments of $1.0 million.

The Company issued the Debentures in Q3 2020, accessed the capital markets in 2019 and arranged a bridge loan (since repaid) in connection with the acquisition of Otis. The Company has also implemented cost reductions and business improvements at its operations. With recent metal price increases, the Company expects to be able to generate positive cash flows from the Platosa mining operation in 2021, although such cash flow may not be sufficient to fund all of the Company’s exploration activities. In the event that cash flows from operations are insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties. There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated treatment and refining costs. The Company is also exposed to currency exchange risk and accordingly manages this exposure with currency hedges as described below in “Financial Instruments”. In addition, the Company faces continued uncertainty related to the COVID-19 outbreak; please see Item 3.D. – “Epidemic and Pandemic Diseases”.

Financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s Board of Directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”), Canadian dollar (“C”), Euro (“Euro”) and US dollars (“USD”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN or Euros, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN and the Euro impacts the reported financial performance of the Company.

Contractual obligations

The following table summarizes contractual obligations including payments due for each of the next five years and thereafter:

	$ 000
	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade payables	8,018	8,018	-	-	-
Leases – undiscounted	579	264	315	-	-
Convertible Debentures(1) – principal	14,018	-	14,018	-	-
Convertible Debentures(1) – 5.75% interest	1,272	806	466	-	-
Post-retirement benefits	1,795	1,795	-	-	-
Rehabilitation provision	1,813	-	1,813	-	-
Total:	27,495	10,883	16,612	-	-

(1)	Assumes repayments of interest and principal in cash.

Not included in the table above is a net smelter return (“NSR”) royalty payable semi-annually on the Platosa property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Commitments

Other than the Platosa Mine itself, the Company’s projects are at varying stages of exploration advancement. Generally, the Company budgets exploration expenditures on an annual basis and does not commit to long-term drilling contracts. Budgeted exploration expenditures for each project are summarized in “Exploration and Evaluation Review,” above, insofar as they are applicable or currently ascertainable. Exploration expenditures may be highly variable depending on ongoing results and a host of other factors, including available funds, permitting and changes in local or geopolitical risks. The Company does not currently have any development projects that require committed funding.

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project in Idaho are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. In Saxony, commitments relate to the required cash payments and share issuances required to earn the option to acquire 100% of the Bräunsdorf licence pursuant to the Globex Agreement (noting that the Company is under no obligation to fully exercise or complete such payments). Each of the commitments outlined below may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Bräunsdorf exploration licence and Oakley Project are subject to the terms of the Globex Agreement and Oakley Agreement, respectively, and commitments may vary depending on the counterparties’ decisions to exercise options under such agreements.

The following table summarizes the Company’s significant unrecognized commitments as at March 31, 2022 (in thousands of US dollars):

		$ 000
Project	Type	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years(1)
Platosa	Fees	1,020	204	408	408	-
Evolución	Fees	2,284	401	798	1,085	-
Silver City
Bräunsdorf	Option (cash)	157	157	-	-	-
	Option (shares)	489	489	-	-	-
Kilgore	Fees	650	130	260	260	-
Oakley	Fees	285	57	114	114	-
Total:		4,885	1,438	1,580	1,867	-

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

C.	Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D.	Trend Information

As at the time of filing and as otherwise disclosed in this report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s revenues, profitability, liquidity or capital resources other than as discussed elsewhere in this Annual Report. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

On March 7, 2022, the Company reported that Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) commenced a labour action at the Platosa Mine in Durango, Mexico. On April 1, 2022 the labour action was resolved.

Based on exploration results in Q4 2021 and to the date of this Annual Report, the Company currently expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

E.	Critical Accounting Estimates

See Notes 2 and 3 to our Financial Reports for a description of our critical estimates and accounting judgments and significant accounting policies.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names, provinces and country of residence, positions held with the Company and principal occupation for the past five years of the directors and senior management are as set out below. The term of office of each current director will expire at the next annual meeting or when his or her successor is duly elected or appointed. The directors who are members of the Company’s Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, Corporate Responsibility & Technical Committee and Special Opportunities Committee are noted below.

Name, Province and Country of Residence and Position with the Company	Principal occupation and/or Prior occupations
André Y. Fortier(1)(2)(3) Chairman and Director Quebec, Canada	Corporate Director. Former SVP of Noranda, CEO of Kerr Addison Mines, and Campbell Resources. Former Chairman of Conseil de Patronat du Québec.

Dr. Laurie Curtis(3)(4)(5) Director Ontario, Canada	Professional Geologist and former Research Mining Analyst for Clarus Securities from 2011-2013 and VP Senior Analyst Global Resources for Dundee Capital Markets from 2013-2015. Founder, Director and CEO of Intrepid Minerals Corp. and Intrepid Mines from 1995-2008. Former Director of Eastmain Resources Inc., Wheaton River Minerals Ltd, High River Gold Mines Ltd and Breakwater Resources.

Anna Ladd-Kruger(3)(5) Director British Columbia, Canada	Currently CFO of McEwen Mining Inc. Prior to joining McEwen, Ms. Ladd-Kruger was the CFO & VP Corporate Development at Excellon, and prior thereto Chief Financial Officer of Trevali Mining Corporation. Ms. Ladd-Kruger currently sits on the board of Integra Resources Corp and was previously a director of District Metals Corp. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen’s University and the University of British Columbia.

Craig Lindsay(2) Director British Columbia, Canada	Mr. Lindsay was the former President and CEO of Otis Gold Corp. until its sale to Excellon in 2020, the former President and CEO of Magnum Uranium Corp. until its sale to Energy Fuels Inc. in 2009 and prior thereto was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. He is currently a Director of VR Resources Ltd., Electric Royalties Ltd., Alianza Minerals Ltd. and Philippine Metals Inc. Mr. Lindsay has a Bachelor of Commerce (Finance) from UBC (1989), an MBA (Finance and International Business) from Dalhousie University (1993) and is a Chartered Financial Analyst.

Dr. Roger Norwich(1)(2)(4) Director Channel Islands, United Kingdom	Dr. Norwich was a previous director of Otis Gold Corp. and was a founding Director of Mexican Silver Mines Ltd., which completed a merger with Rio Alto Mining Limited in 2009 where he remained an independent director until 2014. He is currently an independent director of Asante Gold, Chairman of Mexican Renewable Energy and an independent director of Optitune OY. He holds degrees in Archaeology & Geology from Manchester University in England and also holds MB, and ChB degrees in Medicine.

Jeff Swinoga(1)(4)(5) Director Ontario, Canada	Mr. Swinoga is the current President & CEO of Exploits Discovery Corp. Previously, he was the national mining and metals co-leader at EY Canada, President and CEO of First Mining Gold, Chief Financial Officer of Torex Gold Resources Inc, CFO of North American Palladium Ltd. and CFO of HudBay Minerals Inc. Mr. Swinoga also spent seven years at Barrick Gold Corp. as a senior officer with responsibilities that included project financing of Barrick’s Bulyanhulu and Veladero projects. He is a chartered professional accountant and holds a Master of Business Administration degree from the University of Toronto as well as a Bachelor’s Degree (Honours) in Economics from the University of Western Ontario.

Name, Province and Country of Residence and Position with the Company	Principal occupation and/or Prior occupations
Brendan Cahill Director, President & Chief Executive Officer Ontario, Canada	President of the Company since October 2012 and Chief Executive Officer since March 2013; previously Executive Vice President from July 2012. Former Vice President Corporate Development and Corporate Secretary of Pelangio Exploration Inc. (until July 2012). Director of Group Eleven Resources Corp. Member of the Transplant Cabinet at the University Health Network and a member of the Law Society of Ontario.

Daniel Hall Chief Financial Officer Ontario, Canada	Daniel Hall, CPA, CA joined Excellon as Corporate Controller in 2019 and was responsible for financial reporting, treasury, internal controls, tax, IT systems and all operational finance functions and was appointed as Chief Financial Officer on April 2, 2022. Prior to joining Excellon, Mr. Hall gained 12 years of experience with Deloitte LLP in Canada, Bermuda and South Africa specializing in public company reporting and complex accounting matters, with a focus on global mining companies. Daniel is a Chartered Accountant, a member of the Institute of Chartered Professional Accountants of Ontario, and holds a Bachelor of Commerce degree with a post graduate specialization in Accounting and Finance from Rhodes University in South Africa.

Paul Keller Chief Operating Officer Ontario, Canada	Paul Keller was most recently Senior VP Major Projects and COO of Trevali Mining, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Mr. Keller led the development of Trevali’s Canadian and Peruvian projects from permitting through development to operation. He was also instrumental in business optimization and capital growth projects at Trevali’s African operations. He has been COO of several junior mining companies and worked in various management roles at Barrick’s Hemlo Mine in operations, engineering and maintenance after beginning his career with Rio Algom Limited.

Jorge Ortega Vice President Exploration Mexico	Mr. Ortega is a Professional Geologist with 30 years of experience in the mining industry. Prior to joining Excellon in 2018, he was Exploration Country Manager Mexico for Great Panther Silver, leading exploration efforts in Guanajuato and Durango. His prior experience includes various positions at Alamos Gold, Oro Silver, Goldcorp, Noranda, INMET Mining, SOQUEM (Quebec’s para-governmental exploration company), the Geological Survey of Canada and the Consejo de Recursos Minerales of Mexico. During his time at Excellon, he has led exploration efforts in Mexico, leading to mineral resource growth at the Platosa Mine, definition of Mineral Resources at the Molino zone at Evolucion, the delineation of a large Platosa-style alteration zone at Jaboncillo and the identification of a large, geophysical skarn target at PDN. Since October 2021, Mr. Ortega has overseen Excellon’s global exploration activities. Mr. Ortega holds a Masters in Earth Sciences from INRS-Laval University and a Bachelors of Geological Engineering from the National Autonomous University of Mexico.

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Corporate Responsibility & Technical Committee
(5)	Member of the Special Opportunities Committee

No family relationships exist between any of the Directors or Senior Management.

A brief biography of each of the Directors and Senior Management is given below:

Andre Y. Fortier – Director and Chairman

Mr. Fortier obtained his law degree in 1964 and was admitted to the Barreau du Québec in June 1965. He held various increasingly senior positions at Noranda and in 1989 was appointed as Senior Vice-President of Noranda, responsible for the strategic positioning of Noranda in Québec. In July 1991, he became President and Chief Executive Officer of Kerr Addison Mines Limited, a Noranda affiliated company. In 1993, he became President and CEO of a predecessor company to Campbell Resources Inc. of which he remained President until December 2009. He is a member of the Board of Excellon Resources Inc. and Ferrinov Inc. Mr. Fortier was Chairman of the Board of the Conseil du Patronat du Québec from June 1998 to June 2002 and is an Honorary Member of the foundation de l’Université Laval, having served as its Chairman from September 1997 to September 1999.

Dr. Laurie Curtis – Director

Dr. Curtis brings over 40 years of experience in the mining industry and capital markets, with a proven track record in corporate development, mine development and project financing. He is the founder of Intrepid Minerals, and was a key member of the senior management and technical teams overseeing all aspects from discovery through operations. Under his guidance as CEO and COO, Intrepid transitioned through merger and acquisition to become a gold producer and developer. During his distinguished career as an exploration geologist, Dr. Curtis was involved with a number of worldwide discoveries including the initial discovery and staking of the Back River gold belt, which now hosts the 5M-ounce gold deposit held by Sabina Gold & Silver Corp., and led teams to the discovery of several epithermal systems in the Caribbean Basin. He was actively involved as director of several junior developers with producing mines on several continents including, Wheaton River Minerals, High River Gold Mines, Breakwater Resources and Buryatzolo. Dr. Curtis has also held several positions in the financial sector including, Research and Analyst Mining for Clarus Securities, Vice President and Senior Analyst Global Resources for Dundee Capital Markets.

Anna Ladd-Kruger – Director

Ms. Ladd-Kruger is currently CFO of McEwen Mining Inc. Prior to joining McEwen, Ms. Ladd-Kruger was our CFO and VP Corporate Development, where she led the turnaround of our corporate and site operations finance team, processes and systems. She was also integral to our successful acquisition of Otis Gold. Prior to that, Ms. Ladd-Kruger also served as Chief Financial Officer of Trevali Mining Corporation, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Ms. Ladd-Kruger was recruited as part of the executive management team to grow the company from junior exploration to a mid-tier base metals producer that reached over C$1 billion market capitalization on the TSX. She has raised over C$1 billion dollars in debt and equity throughout her career in the mining sector. Ms. Ladd-Kruger has also served as the Chief Financial Officer on a number of Canadian publicly listed junior mining companies and began her career as a Senior Financial Analyst for Vale S.A.’s Thompson and Sudbury Canadian operations before joining Cache Coal Corporation as Mine Controller and then Kinross Gold Corporation as their North American Group Controller. Ms. Ladd-Kruger currently sits on the board of Integra Resources Corp and District Metals Corp. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen’s University and the University of British Columbia.

Craig Lindsay – Director

Mr. Lindsay has over 25 years of experience in corporate finance, investment banking and business development in both North America and Asia. Mr. Lindsay was President and CEO of Magnum Uranium Corp. until its sale to Energy Fuels Inc. (TSX: EFR) in July 2009, and prior thereto was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay was a founding Director of Malasapina Capital Ltd. and led its merger with Miranda Mining Development Corp (a Mexico-based gold producer that was subsequently acquired by Wheaton River Minerals in 2003). He was a Founder of OneAsia.com (Holdings) Ltd. and helped develop the business from inception to the establishment of offices in Hong Kong, Taipei, Mumbai and Vancouver, and was instrumental in the sale of the business to Tom Group Limited (FEHK:2383) in 2001. He is currently a Director of VR Resources Ltd. (TSX-V:VRR), Alianza Minerals Ltd. (TSX-V:ANZ) and Philippine Metals Inc. (TSX-V:PHI). Mr. Lindsay has a Bachelor of Commerce (Finance) from UBC (1989), an MBA (Finance and International Business) from Dalhousie University (1993) and is a Chartered Financial Analyst. He is a Past Chairman of the Family Services of Greater Vancouver (the largest social service agency in British Columbia) and is Chairman of the Hong Kong – Canada Business Association (HKCBA) and a Past President of the Vancouver Section of the HKCBA. Additionally, he served on the Western Leadership Council of Dalhousie University’s “Bold Ambitions” capital campaign.

Dr. Roger Norwich – Director

Dr. Norwich was a founding Director of Mexican Silver Mines Ltd., which completed a merger with Rio Alto Mining Limited in 2009. He remained an Independent Director of Rio Alto (which has since been acquired by Tahoe Resources Inc.) through to June of 2014, a period during which Rio Alto grew from a development asset through to a mid-tier gold producer. Dr. Norwich was previously a Director of Otis from 2012 to 2014. Currently, Dr. Norwich is non-Executive Chairman of Mexico-based Grupo Minero Panuco S.A. de C.V, a private company which has producing copper and gold assets in Mexico. Additionally, he has wide-ranging board experience with both publicly-listed and private enterprises. Most recently, he joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal (nanocopper and nanosilver) production for the electronics industry. Dr. Norwich has a B.A. in Geology and Archaeology (1974) from Manchester University England. He also holds Bachelor of Medicine and Bachelor of Surgery degrees from Manchester University. Early in his career, he worked as an oil exploration geologist for Texaco and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin.

Jeff Swinoga – Director

Mr. Swinoga is a highly accomplished mining executive with over 25 years of executive and management experience in the areas of capital markets, project advancement, development and project construction. Most recently, he was the national mining and metals co-leader at EY Canada. Previously he was president and CEO of First Mining Gold, chief financial officer of Torex Gold Resources Inc. where, during his four-year tenure, he led the US$400-million financing of Torex’s US$800-million El Limon-Guajes gold mine on the Morelos property and led his team during Torex’s transition from an exploration and development company to a mid-tier gold producer. Prior to Torex, Mr. Swinoga spent four years as the CFO of North American Palladium Ltd., during which time NAP financed and constructed the underground Offset Zone expansion project for the Lac des Iles mine, in addition to acquiring and building two gold producing mines in Quebec. Further, he spent three years as CFO of HudBay Minerals Inc. Mr. Swinoga also spent seven years at Barrick Gold Corp. as a senior officer with responsibilities that included project financing of Barrick’s Bulyanhulu and Veladero projects. He is a chartered professional accountant and holds a master of business administration degree from the University of Toronto as well as a bachelor’s degree (honours) in economics from the University of Western Ontario. Mr. Swinoga was also elected to the board of PDAC (Prospectors & Developers Association of Canada) this year and is a member of its audit committee.

Brendan Cahill – Director, President & Chief Executive Officer

Mr. Cahill was previously Vice President Corporate Development of Pelangio Exploration Inc., a junior gold exploration company active in Ghana, West Africa. Prior to Pelangio, Mr. Cahill was a lawyer in the M&A and corporate securities practices at Davies Ward Phillips & Vineberg LLP. At Davies, he advised on public and private transactions valued at over C$15 billion, including Barrick’s acquisition of Placer Dome in 2005. He also advised on public offerings totaling over C$2 billion dollars for various Canadian companies. Mr. Cahill is a member of the Young Presidents’ Organization, Transplant Campaign at University Health Network and the Law Society of Upper Canada. He is a board member of the Mining Association of Canada, Group Eleven Resources Ltd., an Irish zinc explorer and Kore Mining Inc., a California gold developer. Mr. Cahill holds a law degree from the University of Western Ontario and an undergraduate degree from the University of Toronto.

Daniel Hall – Chief Financial Officer

Mr. Hall, CPA, CA joined Excellon as Corporate Controller in 2019 and was responsible for financial reporting, treasury, internal controls, tax, IT systems and all operational finance functions and was appointed as Chief Financial Officer on April 2, 2022. Prior to joining Excellon, Mr. Hall gained 12 years of experience with Deloitte LLP in Canada, Bermuda and South Africa specializing in public company reporting and complex accounting matters, with a focus on global mining companies. Mr. Hall is a Chartered Accountant, a member of the Institute of Chartered Professional Accountants of Ontario, and holds a Bachelor of Commerce degree with a post graduate specialization in Accounting and Finance from Rhodes University in South Africa.

Paul Keller – Chief Operating Officer

Mr. Keller is a professional engineer with over 30 years of industry experience. He is an experienced mining executive with mine development and operations experience in North America, Africa and Latin America. He was most recently Senior VP Major Projects and COO of Trevali Mining, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Mr. Keller led the development of Trevali’s Canadian and Peruvian projects from permitting through development to operation. He was also instrumental in business optimization and capital growth projects at Trevali’s African operations. Mr. Keller has expertise building mines from greenfield through to permitting, design and operating phases, while developing operational teams. He has been COO of several junior mining companies and worked in various management roles at Barrick’s Hemlo Mine in operations, engineering and maintenance after beginning his career with Rio Algom Limited. Mr. Keller holds a Bachelor of Engineering – Mining from Laurentian University.

Jorge Ortega – Vice President Exploration

Mr. Ortega is a Professional Geologist with 30 years of experience in the mining industry. Prior to joining Excellon in 2018, he was Exploration Country Manager Mexico for Great Panther Silver, leading exploration efforts in Guanajuato and Durango, delineating the pre-production San Ignacio Mine resource. His prior experience includes Alamos Gold, where he advanced the Mulatos (Mexico) and Kirazli (Turkey) projects, Oro Silver, Goldcorp (Eleonore), Noranda, INMET Mining, SOQUEM (Quebec’s para-governmental exploration company), the Geological Survey of Canada and the Consejo de Recursos Minerales of Mexico. During his time at Excellon, he has led exploration efforts on the Platosa Property, leading to mineral resource growth at the Platosa Mine, the delineation of a large Platosa-style alteration zone at Jaboncillo and the identification of a large, geophysical skarn target at PDN. He led delineation of the silver-lead-zinc mineral resource estimate on the Evolución Property completed in September 2019. Since October 2021 has overseen Excellon’s global exploration activities. Mr. Ortega holds a Masters in Earth Sciences from INRS-Laval University and a Bachelors of Geological Engineering from the National Autonomous University of Mexico.

Arrangements and Understandings

The Company has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following describes the particulars of compensation for a) the CEO, b) the CFO, c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and d) each individual who would be a named executive officer but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (each a “Named Executive Officer” or “NEO”). For the financial year ended December 31, 2021, the Named Executive Officers of the Corporation were:

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Former Chief Financial Officer(1)

Paul Keller, Chief Operating Officer

Ben Pullinger, Former Senior Vice President Geology & Corporate Development(2)

Jorge Ortega, Vice President Exploration

1	Mr. Colas resigned as CFO on April 1, 2022. Daniel Hall was appointed CFO on April 2, 2022.
2	Mr. Pullinger resigned as Senior Vice President Geology & Corporate Development on October 22, 2021. Mr. Ortega was appointed Vice President Exploration as his replacement.

Compensation Policy Objectives

Excellon Resources believes that recruiting and retaining highly competent executives is critical to the Company’s success in achieving its strategic objectives and delivering value to shareholders.

The objectives of the Company’s compensation strategy are to:

●	Offer competitive compensation that allows the Company to successfully attract, retain and motivate qualified executives;

●	Provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the Shareholders;

●	Foster the teamwork and entrepreneurial spirit necessary to support the Company’s growth objectives;

●	Establish a direct link between all elements of compensation and the performance of the Corporation and its subsidiaries, and individual performance;

●	Integrate compensation incentives with the development and successful execution of strategic and operating plans; and

●	To enhance Shareholder value.

The Compensation Committee of the Corporation is composed of André Y. Fortier (Chair), Craig Lindsay and Roger Norwich, the majority of whom are considered independent for the purposes of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). Each member of the Compensation Committee has held senior executive and board positions with other publicly traded companies where they have had direct involvement in the development and implementation of compensation policies and practices for employees at all levels, including executive officers. The Board believes that the Compensation Committee members possess all of the knowledge, experience and the profile needed in order to fulfill the mandate of the Compensation Committee.

For the fiscal year ended December 31, 2021, the Compensation Committee was responsible for making recommendations to the Board with respect to the compensation of the Corporation’s directors, Named Executive Officers and employees. The Compensation Committee works in conjunction with the Chairperson and the President on the review and assessment of the performance of executive officers and other employees in accordance with the Corporation’s compensation practices. The Board reviews the Compensation Committee’s recommendations to ensure that total compensation paid to all Named Executive Officers is fair and reasonable and is consistent with the Corporation’s compensation program.

The executive compensation program comprises fixed and variable elements of compensation; base salary, indirect compensation (benefits), discretionary bonus, and long-term incentives in the form of DSUs, RSUs and stock options (“Options”). In determining actual compensation levels, the Compensation Committee considers the total compensation program, rather than any single element in isolation. Total compensation levels are designed to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity). The Compensation Committee believes these elements of compensation, when combined, form an appropriate mix of compensation, and provide competitive salary, link the majority of the executives’ compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for Shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives.

The compensation level of the President is designed to recognize his personal contributions and leadership. At the end of each fiscal year, the Compensation Committee evaluates the performance of the President, and the Compensation Committee in consultation with the Chairperson formally evaluates the performance of the President. Using both financial and non-financial measures, the Compensation Committee may recommend to the Board an increase to the President’s total compensation to levels that are consistent with corporate and individual performance.

Similarly, the Compensation Committee reviews and ensures that the directors’ compensation packages are competitive in light of the responsibility and the time commitment required from directors. Based on such reviews, the Committee makes recommendations to the Board with respect to changes to executive compensation and director compensation.

2021 Compensation Grants

Compensation for NEOs is composed of different elements. These include elements relating to factors that do not directly correlate to the market price of the Common Shares, such as base salary, as well as elements that more closely correlate to the Corporation’s performance and financial condition, such as short-term and long-term incentives. The elements of executive compensation are designed to attract and retain top quality executives to manage and grow the business through both adverse and favourable economic cycles. In recent years, in the context of difficult equity and commodity markets, the Corporation has significantly weighted compensation to corporate performance metrics, specifically regarding safety, cost performance and certain specific corporate and strategic objectives.

During 2021, RSU grants comprised a significant component of compensation for executives. These RSUs had 100% performance based vesting thresholds as follows: Corporate Growth (based on increase in the Corporation’s net asset value (“NAV”) – 50%; Stock Performance (relative to the Global X Silver Miners ETF (SIL), of which the Corporation is a component stock from time-to-time) – 30%; and Retention – 20%. The Corporation Growth component may be multiplied 2X based on corporate NAV growth in excess of 200% from March 31, 2021.

Further to the above, RSU and Option grants to NEOs for 2021 were as follows:

Name/Title	RSUs (#)	Options (#)
Brendan Cahill (1) President & CEO	87,622	15,000
Alfred Colas Former CFO	50,000	15,000
Paul Keller COO	50,000	15,000
Ben Pullinger Former Senior Vice President Geology and Corporate Development	50,000	15,000
Jorge Ortega Vice President Exploration	36,000	15,000

(1)	37,622 RSUs were granted in respect of salary and 50,000 RSUs in respect of annual compensation grants. RSUs granted in respect of salary vest on January 1, 2023.

The mix of total direct compensation potentially payable to our Named Executive Officers is as follows:

Base Salaries

Base salaries for the executive officers are designed to be competitive and are adjusted for the realities of the market. Initial base salaries are determined through market comparables, formal job evaluation, commercially available salary survey data, experience level, leadership and management skills, responsibilities and proven or expected performance.

The Compensation Committee, in consultation with the Chairperson, reviews the recommendations of the President and recommends to the Board the base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Corporation, and internal equities among positions. No specific weightings are assigned to each factor; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

The Board of Directors and Compensation Committee review executive compensation on an ongoing basis, with the expectation that salaries will be modified in consideration of commodity prices, market and the Corporation’s financial position.

Discretionary Bonus

A discretionary bonus is intended to provide incentives to executive officers to enhance the growth and development of the Corporation, to encourage and motivate executive officers to achieve short-term goals, and to reward individual contribution to the achievement of corporate objectives. The bonus can be based as a percentage of annual salary or a fixed dollar amount and is awarded at the discretion of the Board as recommended by the Compensation Committee.

After a review of 2020 performance on a corporate and individual basis, as well as equity and commodity market conditions, the Compensation Committee decided to grant discretionary cash bonuses for certain NEOs in 2021.

Long-Term Incentives

The Corporation’s long-term equity portion of executive compensation is designed to align the interests of executive officers with that of Shareholders by encouraging equity ownership through awards of Options, DSUs and RSUs, to motivate executives and other key employees to contribute to an increase in corporate performance and Shareholder value, and to attract talented individuals and encourage the retention of executive officers and other key employees by vesting Options, DSUs and RSUs over a period of time.

Stock Options

The Corporation grants Options to its NEOs. The timing of the grant, and number of Common Shares made subject to option is recommended by the Chairperson and the President, reviewed and approved (or revised, if thought appropriate) by the Compensation Committee in consultation with the Chairperson, and implemented by a resolution of the Board. The review of proposed option grants by the Compensation Committee (which is composed of a majority of independent directors) and the implementation thereof by the Board (which is comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, the current and future expected contribution to the advancement of corporate objectives, the position of the individual, tenure, and previous option grants to selected individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Corporation. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

During the fiscal year ended December 31, 2021, 90,000 Options were granted to directors and 167,500 Options were granted to executives, employees and consultants of the Corporation for an aggregate total of 257,500 Options.

Deferred Share Units

The Board adopted the DSU Plan effective as of December 11, 2013, as amended on March 25, 2014 and approved by Shareholders on April 29, 2014. The DSU Plan was further amended and restated as of June 26, 2020. The purpose of the DSU Plan is to promote the alignment of interests between the directors and Shareholders while enabling directors, officers and employees to participate in the long-term success of the Corporation through the grant of DSUs. The Board’s current policy is that DSUs will be granted to directors, officers and employees. Upon vesting, each DSU Award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Corporation’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant plus a cash settlement for any fraction of a DSU. For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day. The DSU Plan is posted on the Corporation’s website at www.excellonresources.com.

During the fiscal year ended December 31, 2021, 209,353 DSUs were granted to directors of the Corporation.

Restricted Share Units

The Board adopted the RSU Plan effective as of December 11, 2013, as amended on March 25, 2014 and approved by Shareholders on April 29, 2014. The RSU Plan was further amended and restated as of June 26, 2020. The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. Under the RSU Plan, RSUs may be granted at the discretion of the Board as a bonus to executives taking into account a number of factors, including the amount and term of RSUs previously granted, base salary and bonuses and competitive market factors. The Board establishes the vesting conditions for each Grant at the time of grant.

Upon vesting, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share. For the purposes of the RSU Plan, the value of the RSU on vesting is the market price, being the closing volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such vesting date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day. The RSU Plan contemplates various entitlements in the event of a change of control. The RSU Plan is posted on the Corporation’s website at www.excellonresources.com.

During the fiscal year ended December 31, 2021, 466,122 RSUs were granted to executives, employees and consultants of the Corporation, as further described above in respect of NEOs.

Indirect Compensation

The primary benefits offered to the Named Executive Officers include participation in group health, dental, extended medical coverage, and life insurance, including long-term disability, paid vacation and payment of any professional dues on the individual’s behalf, which benefits are generally available to all employees of the Corporation.

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors, executive officers or employees.

Share Ownership Requirements

The Corporation has not imposed minimum share ownership requirements, in line with industry practices for similar companies of its size.

Risks Associated with Compensation Practices

As of the date of this Annual Report, the Corporation’s directors had not, collectively, considered the implications of any risks associated with the Corporation’s compensation policies applicable to its executive officers.

Financial Instruments

The Corporation has not, to date, adopted a policy restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by executive officers or directors. As of the date of this Annual Report, entitlement to grants of incentive Options under the Corporation’s Stock Option Plan, the DSU Plan or the RSU Plan are the only equity-based security elements awarded to executive officers and directors.

Summary Compensation Table

The table below is a summary of total compensation paid to the NEOs for each of the Corporation’s three most recently completed financial years ending December 31, 2021:

Summary Compensation Table
Name and Principal Position	Year	Salary	Share-based Awards(1)	Option-based Awards(2)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
		(C$)	(C$)	(C$)	Annual Incentive Plans	Long-term Incentive Plans	(C$)	(C$)	(C$)

Brendan Cahill(3)	2021	250,000	310,000	32,684	100,000	NIL	NIL	NIL	692,684
President & CEO and	2020	225,000	266,000	58,180	100,000	NIL	NIL	NIL	649,180
Director	2019	200,000	226,000	NIL	NIL	NIL	NIL	NIL	426,000

Alfred Colas(4)	2021	250,000	210,000	32,684	25,000	NIL	NIL	NIL	517,684
Former CFO	2020	52,083	107,400	52,746	NIL	NIL	NIL	NIL	212,229

Paul Keller(5)	2021	300,000	210,000	32,684	40,000	NIL	NIL	NIL	582,684
COO	2020	84,231	143,100	71,031	NIL	NIL	NIL	NIL	298,362

Ben Pullinger(6)	2021	201,370	210,000	32,684	100,000	NIL	NIL	NIL	544,053
Former SVP	2020	250,000	166,000	58,180	100,000	NIL	NIL	NIL	574,180
Geology & Corporate Development	2019	208,333	115,200	NIL	NIL	NIL	NIL	NIL	323,533

Jorge Ortega(7)	2021	179,004	118,050	14,244	62,685	NIL	NIL	NIL	373,983
Vice President	2020	161,831	41,500	29,088	20,124	NIL	NIL	NIL	252,543
Exploration	2019	159,216	NIL	22,937	NIL	NIL	NIL	NIL	182,153

(1)	RSUs are granted with performance, share price and time vesting criteria. The valuation of RSUs reflects the value on the date of grant.

(2)	The values reported represent an estimate of the grant date fair market value of the options awarded during the year. For 2021 the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.23%, no dividend yield, expected life of 3 years and an expected price volatility of 80.34%. For 2020, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.66%, no dividend yield, expected life of 3 years and an expected price volatility of 72.80%. The calculation of fair market value is based on the Black-Scholes pricing model, selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model is a pricing model, which may or may not reflect the annual value of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	As discussed above, C$100,000 of Mr. Cahill’s Base Salary is issued quarterly in the form of RSUs vesting on January 1st of the second calendar year after the date of grant. The RSU component of Base Salary is reflected in Share-Based Awards.

(4)	Mr. Colas joined the Corporation as Chief Financial Officer on October 19, 2020 and received 30,000 RSUs and 30,000 Stock Options in connection with his appointment. The fair value of the Stock Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.23%, no dividend yield, expected life of 3 years and an expected price volatility of 77.34%.

(5)	Mr. Keller joined the Corporation as Chief Operating Officer on September 21, 2020 and received 30,000 RSUs and 30,000 Stock Options in connection with his appointment. The fair value of the Stock Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.26%, no dividend yield, expected life of 3 years and an expected price volatility of 76.87%.

(6)	Mr. Pullinger ceased to be SVP Geology & Corporate Development on October 22, 2021.

(7)	Mr. Ortega was appointed VP Exploration on October 22, 2021 and received 15,000 RSUs and 15,000 Stock Options in connection with his appointment. The fair value of the Stock Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.98%, no dividend yield, expected life of 3 years and an expected price volatility of 81.32%. For 2020 and 2019, the fair value of the Stock Option grants to Mr. Ortega were estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.66% and 1.50%, no dividend yield, expected life of 3 years and 5 years, and an expected price volatility of 72.80% and 77.52%, respectively. Mr. Ortega’s salary and bonus was paid in USD and converted to CAD using the annual average exchange rates of $1.2537/USD in 2021, $1.3416/USD in 2020 and $1.3268/USD in 2019.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

Option-based and share-based awards outstanding in respect of each NEO as at December 31, 2021 were as follows:

	Option-based Award				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(2)
Brendan Cahill	40,000	3.05	04/24/2023	NIL	127,622	186,328
President, CEO and	20,000	4.75	03/24/2024
Director	15,000	4.14	03/19/2024

Alfred Colas	30,000	3.69	10/19/2023	NIL	80,000	116,800
Former CFO	15,000	4.14	03/19/2024

Paul Keller	30,000	4.77	09/18/2023	NIL	80,000	116,800
COO	15,000	4.14	03/19/2024

Ben Pullinger	40,000	3.05	04/24/2023	NIL	NIL	NIL
Former SVP	17,000	4.75	03/24/2024
Geology & Corporate Development	15,000	4.14	03/19/2024

	5,000	7.50	04/20/2023	NIL	46,000	67,160
Jorge Ortega	10,000	3.65	05/14/2024
VP Exploration	20,000	3.05	04/24/2023
	15,000	1.78	10/22/2024

(1)	The “Value of unexercised in-the-money options” reflects the aggregate dollar amount of (vested and unvested) unexercised in-the-money options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2021 (C$1.46) and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The “Market or payout value of share-based awards that have not vested” reflects the aggregate dollar amount of unvested and unexercised share-based awards held at the end of the year. The amount is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 (C$1.46).

Value Vested or Earned During the Year

For the year ended December 31, 2021, the following table sets forth for each Named Executive Officer the value that would have been realized if the option-based incentive plan awards had been exercised on their vesting date, and the value earned under the non-equity incentive plan.

Name	Option-Based Awards – Value Vested During the Year (C$)(1)	Share-based awards – Value Vested During the Year (C$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)
Brendan Cahill	5,200	32,033	100,000
Alfred Colas	NIL	NIL	25,000
Paul Keller	NIL	NIL	40,000
Ben Pullinger	5,200	NIL	100,000
Jorge Ortega	2,600	7,300	62,685

(1)	The value of options which vested during the fiscal year ended December 31, 2021 was calculated based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The value of share-based awards which vested during the fiscal year ended December 31, 2021 was calculated based on the volume-weighted average price of the Common Shares on the TSX for the five trading days prior to the vesting date. Share-based awards in this column represent RSUs that were paid out in common shares vesting in 2021.

Employment Agreements

Of the NEOs, the Corporation has employment agreements in place with its President & CEO, CFO, COO and Vice President Exploration as of the date hereof. All of the executive employment agreements provide for base salary, discretionary bonuses and stock option awards, as approved by the Board, paid vacation and enrolment in the Corporation’s benefits plan, which benefits are generally available to all employees of the Corporation, and provide payment on termination without just cause or in the event of change of control of the Corporation as described below.

Termination and Change of Control Benefits

“Change of Control” for the Corporation is defined in the Corporation’s employment agreements with the CFO, COO and VP Exploration, as:

(a)	“the completion of a transaction or series of transactions constituting an acquisition, merger, amalgamation, consolidation, transfer, sale, arrangement, reorganization, recapitalization, reconstruction or other similar event by virtue of which the Shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than 50% of the voting Common Shares of the successor company following completion of such transaction or series of transactions; or

(b)	the disposal of all or substantially all of the assets of the Corporation; or

(c)	a transaction or series of transactions, as a result of which a majority of the directors of the Corporation are removed from office at any annual or special meeting of Shareholders, or a majority of the directors of the Corporation resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors.”

In the case of the President & CEO, a “Change of Control” is defined as follows:

(a)	“the completion of a transaction or series of transactions constituting an acquisition, merger, amalgamation, consolidation, transfer, sale, arrangement, reorganization, recapitalization, reconstruction or other similar event by virtue of which the Shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than 60% of the voting Common Shares or successor company following completion of such transaction or series of transactions, or

(b)	the disposition of all or substantially all of the business or assets of the Corporation to another person or persons pursuant to one or a series of transactions,

(c)	a transaction or series of transactions as a result of which a majority of the directors of the Corporation are removed from office at any annual or special meeting of Shareholders, or a majority of the directors of the Corporation resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors,

(d)	at any time a person, directly or indirectly, beneficially owns more than 30% of the voting Common Shares, or

(e)	at any time persons, acting jointly or in concert, directly or indirectly, beneficially own in the aggregate more than 30% of the voting Common Shares.”

Brendan Cahill, President & Chief Executive Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Cahill’s employment is terminated (whether with or without just cause) or he chooses to terminate his employment at his sole discretion, Mr. Cahill is entitled to receive a lump sum payment equal to three times the sum of (i) his base salary at the time of termination of employment plus (ii) the bonus paid to him for the previous year. In addition, Mr. Cahill’s group insurance benefit coverage, other than long and short-term disability, will continue until the earlier of 12 months following termination and the day he commences employment with another employer. In the event of the termination of Mr. Cahill’s employment without just cause either before or in the absence of a Change of Control or beyond a six month period following a Change of Control, Mr. Cahill is entitled to receive a lump sum payment of three times his base salary.

Daniel Hall, Chief Financial Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Hall’s employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Hall is entitled to receive a lump sum payment equal to two times the sum of (i) his base salary at the time of the Change of Control plus (ii) any cash bonus paid to him in the year preceding the Change of Control, (iii) the equivalent annual value of the Benefit Plan. In addition, all outstanding equity compensation granted to Mr. Hall will vest immediately.

Paul Keller, Chief Operating Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Keller’s employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Keller is entitled to receive a lump sum payment equal to two times the sum of (i) his base salary at the time of the Change of Control, plus (ii) any Cash Bonus paid in the year preceding the Change of Control, (iii) the equivalent annual value of the Benefit Plan. In addition, all outstanding equity compensation granted to Mr. Keller will vest immediately.

Jorge Ortega, Vice President Exploration: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Ortega’s employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Ortega is entitled to receive a lump sum payment equal to the sum of (i) one year of base salary, calculated at the rate in effect as of the date of the Employee’s termination of employment, and (ii) any cash bonus amount, if any, payable in respect of the preceding one calendar year. In addition, Mr. Ortega’s group insurance benefit coverage, other than short term and long-ter disability coverage, will continue until the earlier of (a) 12 months following the date of his termination of employment, or (b) the day that Mr. Ortega commences employment with another employer.

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEOs for termination on a change of control, assuming termination on December 31, 2021:

Name	Triggering Event	Base Salary	Value of Option-Based Awards if Exercised on Termination(1)	All Other Compensation(2)	Total
		C$	C$	C$	C$
Brendan Cahill	Change of control	1,050,000	NIL	487,604	1,537,604
	Termination without just cause	700,000	NIL	NIL	700,000
Alfred Colas	Change of control	500,000	NIL	167,600	667,600
	Termination without just cause	270,833	NIL	NIL	270,833
Paul Keller	Change of control	600,000	NIL	196,800	796,800
	Termination without just cause	325,000	NIL	NIL	325,000
Jorge Ortega(3)	Change of control	175,000 (USD)	NIL	130,305	353,885
	Termination without just cause	87,500 (USD)	NIL	NIL	111,790

(1)	The value of unexercised options was calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2021 (C$1.46) and the exercise price of the options. Where the difference is negative, the options are not in-the-money and no value is reported. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Reflects the value attributable to DSUs or RSUs, as applicable, at vesting on the Triggering Event and the value related to the bonus calculation. The amount payable for continuing benefit coverage is dependent upon the Named Executive Officer obtaining alternative employment within the time period discussed above and cannot be determined at this time.

(3)	Amounts converted to CAD using the closing December 31, 2021 exchange rate of 1.2776/USD.

DIRECTORS COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid, awarded or earned by the non-executive directors of the Corporation during the year ended December 31, 2021.

Directors Compensation Table
Name	Fees Earned (C$)(1)	Share-Based Awards (C$)	Option-Based Awards(2) (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
André Fortier	NIL	159,000	21,789	NIL	N/A	NIL	180,789
Laurie Curtis	NIL	133,000	21,789	NIL	N/A	NIL	154,789
Craig Lindsay	12,500	98,417	21,789	NIL	N/A	NIL	132,706
Roger Norwich	59,375	63,000	21,789	NIL	N/A	NIL	144,164
Anna Ladd-Kruger	NIL	114,801	21,789	NIL	N/A	NIL	136,590
Jeff Swinoga(3)	6,774	26,674	18,992	NIL	N/A	NIL	52,440
Andrew Farncomb(4)	16,616	74,509	21,789	NIL	N/A	NIL	112,914
Michael Timmins(4)	22,026	85,026	21,789	NIL	N/A	NIL	128,841

(1)	During 2021, non-executive directors of the board elected to receive all or a portion of cash board fees in DSUs, with approximately 70% of cash fees being issued in the form of DSUs, resulting in the total issuance of 128,698 DSUs in respect of such fees. Board fees paid in DSUs are aggregated with annual compensation grants in the Share-Based Awards column.

(2)	The values reported represent an estimate of the grant date fair market value of the options awarded during the year. For 2021, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.23%, no dividend yield, expected life of 3 years and an expected price volatility of 80.34%. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Jeff Swinoga was appointed to the Board on October 22, 2021 and received 10,000 DSUs and 20,000 Stock Options in connection with his appointment. The fair value of the Stock Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.98%, no dividend yield, expected life of 3 years and an expected price volatility of 81.32%.

(4)	Former director.

The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Corporation can attract and retain experienced and qualified individuals to serve as directors. The Corporation compensates its non-executive directors through the payment of directors’ fees (on an annual retainer, committee chair and committee member) and through the grant of incentive Options, DSUs and RSUs. As of the year ended December 31, 2021, non-executive directors received the following annual retainers and other fees for their services as directors (which may be payable in DSUs or 50/50 DSUs/cash at the director’s option):

Director Retainer (base)	C$45,000
Chairperson (retainer)	C$75,000
Audit Committee Chair (Member)	C$15,000 (C$7,500)
Corporate Responsibility & Technical Committee Chair (Member)	C$10,000 (C$5,000)
Compensation Committee Chair (Member)	C$10,000 (C$5,000)
Nominating & Corporate Governance Committee Chair (Member)	C$10,000 (C$5,000)
Special Opportunities Committee Chair (Member)	C$10,000 (C$5,000)

All retainers are paid pro rata on a quarterly basis. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of the Corporation. In addition, directors are eligible to participate in the Corporation’s Stock Option Plan, DSU Plan and RSU Plan, and historically the Corporation has granted options to members of the Board. As of the date of this Annual Report, the Corporation had awarded outstanding options to purchase 809,237 Common Shares, of which 283,191 were granted to non-executive directors, representing approximately 35% of outstanding options. Of the total current outstanding options, 99,487 are held by former optionholders of Otis, including 92,191 held by two former directors of Otis that are now Excellon directors.

Incentive Plan Awards

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out option-based awards outstanding for each non-executive director based on a closing price of C$1.46 for the Common Shares on the TSX as of December 31, 2021.

	Option Based Award				Share-based Awards
Director Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(2)
André Y. Fortier	5,000	8.10	03/26/2023	NIL	234,439	342,266
	10,000	3.05	04/24/2023
	8,000	4.75	03/24/2024
	10,000	4.14	03/19/2024
Laurie Curtis	5,000	8.10	03/26/2023	NIL	129,621	189,247
	10,000	3.05	04/24/2023
	8,000	4.75	03/24/2024
	10,000	4.14	03/19/2024
Craig Lindsay	23,000	5.00	01/21/2023	NIL	52,643	76,859
	38,461	2.20	04/22/2024
	10,000	4.14	03/19/2024

Roger Norwich	11,500	5.00	01/21/2023	NIL	38,362	56,009
	19,230	2.20	04/22/2024
	10,000	4.14	03/19/2024
Anna Ladd-Kruger	40,000	3.05	04/24/2023	NIL	68,712	100,320
	35,000	4.80	06/26/2024
	10,000	4.14	03/19/2024
Jeff Swinoga	20,000	1.78	10/22/2024	NIL	14,981	21,872

(1)	The value of unexercised in-the-money options reflects the aggregate dollar amount of (vested and unvested) unexercised options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2021 (C$1.46) and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Reflects the aggregate dollar amount of unvested and unexercised share-based awards held at the end of the year. The amount is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 (C$1.46).

Value Vested or Earned During the Year

For the year ended December 31, 2021, the following table sets forth, for each non-executive director, the value that would have been realized if the option-based incentive plan awards had been exercised on their vesting date.

Director Name	Option-Based Awards – Value Vested During the Year (C$)(1)	Share-Based Awards – Value Vested During the Year (C$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)

André Y. Fortier	1,300	NIL	N/A
Laurie Curtis	1,300	NIL	N/A
Craig Lindsay	NIL	NIL	N/A
Roger Norwich	NIL	NIL	N/A
Anna Ladd-Kruger	5,200	NIL	N/A
Jeff Swinoga	NIL	NIL	N/A
Andrew Farncomb(2)	1,300	287,652	N/A
Michael Timmins(2)	2,600	137,260	N/A

(1)	The value of options which vested during the fiscal year ended December 31, 2021 was calculated based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options. The options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Former director.

The Company does not have a pension, retirement or similar benefits scheme for directors.

C.	Board Practices

There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Below is a chart detailing the period from which each director has served in office:

Director Name	Director since
André Y. Fortier	March 16, 2005
Dr. Laurie Curtis	December 15, 2016
Anna Ladd-Kruger	October 1, 2020
Craig Lindsay	April 23, 2020
Dr. Roger Norwich	April 23, 2020
Jeff Swinoga	October 25, 2021
Brendan Cahill	April 30, 2013

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The officers hold their positions subject to being removed by resolution of the board of directors. The term of office of each director expires as of the date that an annual general meeting of the shareholders is held, subject to the re-election of a director at such annual general meeting.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices that are both in the interest of its Shareholders and contribute to effective and efficient decision making.

Board of Directors

Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) states that the Board of every listed Canadian company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Corporation. “Material relationship” is defined as a relationship that could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. With the exception of: (i) Brendan Cahill, who currently serves as the Corporation’s President & CEO, (ii) Anna Ladd-Kruger, who is deemed non-independent until September 30, 2023 as she is the Corporation’s former CFO, VP Corporate Development, and (iii) Craig Lindsay, who is deemed non-independent until April 23, 2023 as he was President & CEO of Otis Gold Corp. (“Otis”) until that company’s acquisition by the Corporation on April 23, 2020, the proposed directors are considered by the Board to be “independent” within the meaning of applicable securities legislation. In making the foregoing determinations with respect to the independence of each of the Corporation’s individual directors, the circumstances of each director have been examined in relation to a number of factors, including a review of the resumés of the directors and the corporate relationships and other directorships held by each of them and their prior involvement (if any) with management of the Corporation.

Meetings of Independent Directors

Each meeting of the Board includes an in camera meeting in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee and Corporate Responsibility & Technical Committee are each composed entirely of independent directors and may meet as often as deemed necessary.

Board and Committee Meetings

The Board generally meets a minimum of four times per year, at least every quarter. The independent directors regularly meet in-camera, without management present, during each Board and Committee meeting. The Audit Committee meets at least four times per year. The Nominating and Corporate Governance Committee (the “NCGC”), Compensation Committee and the Corporate Responsibility & Technical Committee meet as deemed necessary. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Corporation faces from time to time. During the year ended December 31, 2020, the Board held eleven meetings, the Audit Committee held five meetings, the Corporate Responsibility & Technical Committee held four meetings, the Special Opportunities Committee held five meetings, the NCGC held two meetings, and the Compensation Committee held two meetings. The Board also appointed a Special Committee to review the Otis transaction, which held two meetings in the 2020 fiscal year.

Orientation and Continuing Education

All new directors are provided with comprehensive information about Excellon and its subsidiaries. Directors have the opportunity to meet with senior management to obtain insight into the operations of Excellon and its subsidiaries. New directors are briefed on the Corporation’s current property holdings, ongoing exploration programs and mining operations, overall strategic plans, short, medium and long term corporate objectives, financial status, general business risks and mitigation strategies, and existing company policies. Senior management also makes regular presentations to the Board at its meetings and all directors are encouraged to communicate directly with management and other staff. Directors are invited to tour the Corporation’s Platosa and Miguel Auza facilities in Mexico and to meet with the on-site management team to familiarize themselves with the Corporation’s operations. This invitation will also be extended in respect of the Corporation’s Idaho and German projects following the passage of the COVID-19 pandemic. This informal process is considered to be appropriate given the Corporation’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving non-Canadian mineral properties. It is the Corporation’s view that all current members of the Board are well versed and educated in the factors critical to the success of Excellon. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Corporation’s records. For more information, refer to Item 6-A - “Directors and Senior Management”, for a description of the current principal occupations of the members of the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives. To this end, in October 2006 the Board adopted a “Code of Business Conduct and Ethics” (the “Code”) (subsequently amended and approved on September 12, 2018) for its directors, officers and employees and, in appropriate cases, consultants. Pursuant to the Code, the Corporation has appointed its Chief Financial Officer to serve as the Corporation’s Ethics Officer to ensure adherence to the Code, reporting directly to the Board. A review of the Code is included in the orientation of new employees. To ensure familiarity with the Code, directors, officers and employees are asked to read and confirm their compliance with the Code annually.

In addition to the provisions of the Code, directors and senior officers are bound by the provisions of the Corporation’s articles and the Business Corporations Act (Ontario) (the “OBCA”), which sets forth resolutions for any conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

Since adoption of the Code, there have not been any material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Whistleblower Policy

In November 2011 the Board adopted a Whistleblower Policy, (subsequently amended and approved on September 12, 2018) which establishes procedures and systems that allow employees of the Corporation to confidentially and anonymously submit their concerns regarding questionable accounting, internal accounting controls, auditing matters or items which breach the Code, without fear of retaliation. Directors, officers and employees are required to report any known violations of the Code to the Chair of the Audit Committee. The Committee is responsible for investigating and resolving all reported complaints made pursuant to this policy, and may retain independent legal counsel, accountants or other advisers to assist it in its investigations. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

Share Trading Policy

In October 2006, the Board also adopted a Share Trading Policy (subsequently updated and approved on September 12, 2018) which prescribes rules with respect to trading in securities of the Corporation where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Corporation’s securities and contributing to ethical business conduct by the Corporation’s personnel.

Disclosure, Insider Trading and Confidentiality Policy

The Board adopted a written disclosure policy in October 2008, approved an amendment on April 29, 2014 and subsequently further amended and restated it on March 16, 2021. The purpose of the disclosure policy is to ensure that all required disclosures are made on a timely and broadly disseminated basis and are factual and accurate. The disclosure policy documents these requirements, which are intended to ensure compliance with the rules and regulations applicable to public companies and should be read in conjunction with the Share Trading Policy. The Disclosure Committee (comprised of the members of management) is responsible for overseeing and monitoring disclosure processes and practices within the Corporation. The Chief Executive Officer is responsible for ensuring the proper, coordinated disclosure of material information by the Corporation on a timely basis.

Board Diversity and Renewal Policy

The Board adopted a written Diversity and Board Renewal Policy on March 24, 2015 in recognition of the key role of diversity and new perspectives to the ongoing prospects of the Corporation. As such, the Nominating and Corporate Governance Committee weighs various factors in nominating new members to the Board, including age, gender, ethnicity and geographic residence, along with other key considerations relevant to an individual’s skill and ability to provide valuable oversight of the Corporation’s affairs.

The Board seeks to balance the depth of experience and institutional knowledge of current members with the need for renewal and new perspectives that may be brought by new nominees. The Board’s renewal policy does not impose an arbitrary retirement age, but sets a guideline that independent directors may serve up to a maximum of 15 years, assuming they are re-elected annually and meet applicable legal requirements. Most recently, with the acquisition of Otis in April 2020, the Board saw significant renewal, with three new board members added. Further, Ms. Anna Ladd-Kruger was appointed to the Board after stepping down as the Corporation’s CFO & VP Corporate Development. André Fortier, Chairman of the Board, was appointed a director in 2005 and has hit the maximum term-limit guide-lined under the Policy. In light of the Otis transaction, significant renewal to the Board and in the interest of providing continuity in direction of the Corporation and maintaining fully independent Committees, the Nominating and Corporate Governance Committee recommended to the Board that Mr. Fortier be nominated for election at the Meeting to act as a director for 2021.

The Corporation has not adopted a target regarding the representation of women on the Board and in executive officer positions as the Board considers highly-qualified candidates and considers diversity to include any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief and disability. Gender diversity is only one element of the diversity criteria that the Board considers important.

The Corporation has not adopted a specific policy with respect to the representation of women in the director identification and selection process as, in light of current equity and commodity markets, current market capitalization, competition in the industry for qualified executives and directors and the currently small number of executive officers, non-executive employees in Canada and independent directors, gender targets for executive or board positions are not appropriate at this time. The Corporation currently does not have any woman executives among its five executive officers (Vice President and higher). The Corporation has one woman on the Board (14%) among its seven directors. The Corporation has a history of female representation on the Board and in executive roles, despite an extremely competitive environment for female board and executive representation and actively seeks opportunities to hire female executives and appoint female Directors to the Board.

The Board annually reviews the diversity policy to assess the Corporation’s progress on diversity at the Board level and in executive officer positions. This review will enable the Board to assess the effectiveness of the diversity policy on an ongoing basis.

Committees of the Board

Audit Committee

The members of the Audit Committee are Jeff Swinoga (Chair), André Fortier and Roger Norwich, all of which are independent directors.

The purpose of the Corporation’s Audit Committee is to provide assistance to the Board in fulfilling its responsibilities with respect to matters involving the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Corporation’s process for monitoring compliance with laws and regulations and the Code.

Based on information provided by each director, the Board has determined that all members of the Audit Committee are “financially literate” as that term is defined in NI 52-110.

Nominating & Corporate Governance Committee

The members of the NCGC are Laurie Curtis (Chair), André Fortier, and Anna Ladd-Kruger , the majority of which are independent directors.

The role of the NCGC is to (1) develop and monitor the effectiveness of the Corporation’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer; and (7) review and provide recommendations in connection with resignations pursuant to the Corporation’s Majority Voting Policy.

The NCGC is responsible for reviewing proposals for new nominees to the Board and conducting such background reviews, assessments, interviews and other procedures as it believes necessary to ascertain the suitability of a particular nominee. The selection of potential nominees for review by the NCGC is generally the result of recruitment efforts by the individual Board members, including both formal and informal discussions among Board members and with the Chief Executive Officer, and are usually based upon the desire to have a specific set of skills or expertise included on the Board. The appointment of new directors (either to fill vacancies or to add additional directors as permitted by applicable corporate legislation) or the nomination for election as a director of a person not currently a director by the Shareholders at an annual general meeting is carried out by the Board, based on the recommendation of the NCGC. Prior to proceeding with the nomination for appointment or election as a director, potential nominees are advised of the expectations for the commitment of time and resources necessary to serve as an effective director of the Corporation.

The NCGC is also responsible for overseeing a periodic evaluation process to ensure that each member of the Board, the committees, the Chairperson and the other directors are assessed in light of their relevant terms of reference. Directors complete a number of evaluation questions with respect to performance of the Chief Executive Officer, the effectiveness of Board as a whole, the individual committees of the Board and individual directors, and include a self-assessment of performance. The assessments are done by way of a confidential questionnaire distributed by the Corporate Secretary. Responses are returned to the Corporate Secretary with the results tallied on an anonymous basis. Cumulative results of the evaluation are analyzed by the committee and presented to the Board, which considers the results and any recommendation of actions needed to be undertaken to the Board’s processes, composition or committee structure.

The Board has reviewed the overall expertise and skills of the Board as a whole, and does not consider it necessary, at this time, to add any additional directors, as it has not identified any particular skill set or expertise that it believes is lacking from the Board (as a whole). Additionally, most recently, the Board has seen significant renewal, with one new member added in 2021 and the retirement of two other directors in 2021.

The NCGC has a written charter, which was adopted on October 25, 2006 (subsequently amended and restated on August 14, 2013).

Compensation Committee

The members of the Compensation Committee are André Fortier (Chair), Craig Lindsay and Roger Norwich, the majority of which are independent directors.

The Compensation Committee’s guiding philosophy is to establish executive compensation based on corporate and individual performance.

The Compensation Committee has a written charter, which was adopted on October 25, 2006 (subsequently amended and restated on August 14, 2013). The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. The responsibilities of the Compensation Committee generally include: (1) recommending human resources and compensation policies to the Board for approval and thereafter implementing such policies; (2) ensuring the Corporation has programs in place to attract and develop management of the highest calibre and a process to provide for the orderly succession of management; (3) assessing and reporting to the Board on the performance of the Chief Executive Officer; (4) reviewing the compensation of the Chief Executive Officer and other officers and members of the Board and making recommendations in respect thereof to the Board; (5) administering the Stock Option Plan, DSU Plan and RSU Plan; (6) reviewing and approving any proposed amendments to the Corporation’s Stock Option Plan, DSU Plan, and RSU Plan; and (7) making recommendations to the Board concerning Option, DSU and RSU grants.

Other Board Committees

Corporate Responsibility and Technical Committee

The members of the Corporate Responsibility and Technical Committee are Laurie Curtis (Chair), Roger Norwich and Jeff Swinoga, all of which are independent directors.

The Corporate Responsibility & Technical Committee is established to assist in the Board’s oversight of the Corporation’s risks, opportunities, responsibilities, commitments, activities and performance relating to health, safety, environmental affairs, community relations, community development, human rights, government relations and technical operational matters (collectively, “CR”). Specifically, the Board has delegated responsibility and accountability to the Committee for oversight of the Corporation’s (i) CR strategy, objectives, performance and reputation management to ensure that privilege to operate is built, maintained and enhanced; (ii) management of CR risks; (iii) compliance with applicable current and future legal requirements associated with CR matters; (iv) development and implementation of policies, management systems and processes to ensure that the Corporation’s goals, strategies, objectives, commitments and performance relating to CR matters are achieved; and (v) public reporting of CR matters and performance.

CR encompasses all of those activities through which the Corporation seeks to build its reputation as a responsible corporate citizen, promote the Excellon brand and drive business value by addressing evolving societal interests in its day-to-day activities, decision-making and business planning, and through improved operational performance.

The Committee has a written charter, which was adopted on July 28, 2017.

Special Opportunities Committee

The members of the Special Opportunities Committee are Anna Ladd-Kruger (Chair), Laurie Curtis and Jeff Swinoga, the majority of which are independent directors.

The Special Opportunities Committee was established by the Board to assist in fulfilling the Board’s responsibilities with regard to the review, consideration and approval of certain business opportunities presented by management of the Corporation for consideration and approval by the Board, including strategic opportunities such as acquisition, sale, business combination and take-over bid transactions.

The Committee has a written mandate, which was adopted on May 3, 2017 and amended on June 26, 2020.

D.	Employees

As at December 31, 2021, the Company and its wholly-owned subsidiaries employed 257 full-time individuals, along with 51 outside contractors on a fee-for-service basis for conducting mining, exploration, security and related activities and an additional 15 temporary employees supporting COVID-19 prevention activities and underground infill and expansion drilling programs.

E.	Share Ownership

Andre Y. Fortier	Securities Held
	Common Shares		47,364
	DSUs		234,429
	Options		33,000
	Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	5,000	C$8.10	Mar. 26, 2023	NIL
	10,000	C$3.05	Apr.24, 2023
	8,000	C$4.75	Mar. 24, 2024
	10,000	C$4.14	Mar. 19, 2024

Dr. Laurie Curtis	Securities Held
	DSUs		129,621
	Options		33,000

Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	5,000	C$8.10	Mar. 26, 2023	NIL
	10,000 8,000	C$3.05 C$4.75	Mar. 24, 2023 Mar. 24, 2024
	10,000	C$4.14	Mar. 19, 2024

Anna Ladd-Kruger	Securities Held

	Common Shares		18,000
	DSUs Options		68,712 85,000
Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	40,000 35,000	C$3.05 C$4.08	Apr. 24, 2023 Jun. 26, 2024	NIL
	10,000	C$4.14	Mar. 19, 2024

Craig Lindsay	Securities Held
	Common Shares		421,691
	DSUs		52,643
	Options		71,461
	Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	23,000	C$5.00	Jan. 21, 2023	NIL
	38,461	C$2.20	Apr. 22, 2024
	10,000	C$4.14	Mar. 19, 2024

Roger Norwich	Securities Held

	Common Shares		429,065
	DSUs Options		38,362 40,730
Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	11,500	C$5.00	Jan. 21, 2023	NIL
	19,230	C$2.20	Apr. 22, 2024
	10,000	C$4.14	Mar. 19, 2024

Jeff Swinoga	Securities Held
	Options		20,000

	DSUs		14,981

Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	20,000	C$1.78	Oct. 22, 2024	NIL

Brendan Cahill	Securities Held

	Common Shares Options		175,382 75,000
	RSUs		169,588
Option Based Awards
	Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(1)
	40,000 20,000	C$3.05 C$4.75	Apr. 24, 2023 Mar. 24, 2024	NIL
	15,000	C$4.14	Mar. 19, 2024

(1)	Based on the closing price of C$1.46 per Common Shares on December 31, 2021.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Corporation’s equity compensation plans as of December 31, 2021, under which securities of the Corporation are authorized for issuance to directors, officers, employees and consultants of the Corporation and its affiliates:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders	2,069,094	C$	3.96	1,406,726	(2)
Equity compensation plans not approved by Shareholders	NIL		NIL	NIL
Total	2,069,094	C$	3.96	1,406,726

(1) In respect of the 945,487 Options outstanding only, as an exercise price in respect of the DSUs and RSUs is not applicable.

(2) Does not include Otis Options which are under the Otis Replacement Stock Option plan.

Burn Rate

Pursuant to section 613 of the TSX Company Manual, the following table sets out the burn rate under each of the Corporation’s Equity Compensation Plans during each of the past three calendar years, with the burn rate reflecting the number of securities granted under each plan as a percentage of the weighted average number of issued and outstanding Common Shares during the year:

	2019		2020(1)		2021(1)
	Issued	Burn Rate (%)	Issued	Burn Rate (%)	Issued	Burn Rate (%)
Options	241,000	1.17%	470,500	1.63%	257,500	0.76%
RSUs	369,795	1.79%	337,331	1.17%	466,122	1.38%
DSUs	95	0.00%	217,264	0.75%	209,353	0.62%
Total	610,890	2.95%	1,025,095	3.55%	932,975	2.76%
Weighted I/O Common Shares (2)	20,674,866		28,881,800		33,763,330

(1)	Does not include Otis securities.
(2)	As at December 31.

Stock Option Plan

The Board and Shareholders approved an updated Stock Option Plan in 2018. The purpose of the Stock Option Plan is to attract and motivate directors, senior officers, employees, and others providing services to the Corporation (the “Eligible Persons”), and thereby advance the Corporation’s interests, by affording such persons with an opportunity to acquire an equity interest in the Corporation through the issuance of Options.

The Compensation Committee administers the Stock Option Plan. Notwithstanding, the Board retains independent and concurrent power to undertake any action delegated to the Committee, whether with respect to the Stock Option Plan as a whole or with respect to individual Options granted or to be granted under the Stock Option Plan.

The following is a summary of the key terms of the Stock Option Plan, which summary is qualified in its entirety by the full terms of the Stock Option Plan, available on the Corporation’s website at www.excellonresources.com:

●	The aggregate number of Common Shares available at all times for issuance under the Stock Option Plan will be 949,808, which would represent approximately 2.8% of the Corporation’s current issued and outstanding Common Shares as at December 31, 2021. Any option that has been cancelled or terminated prior to exercise in accordance with the terms of the Stock Option Plan will again be available under the Stock Option Plan.

●	The exercise price per Common Share under an option shall be determined by the Compensation Committee but, in any event, shall not be lower than the market price of the Common Shares of the Corporation on the date of grant of the options.

●	The term of all options awarded under the Stock Option Plan is a maximum of five years.

●	Options granted pursuant to the Stock Option Plan shall vest and become exercisable by an optionee at such time or times as may be determined by the Compensation Committee at the date of grant and as indicated in the option commitment.

●	In the event that the expiry of an option falls within a trading blackout period imposed by the Corporation, the expiry date of the option shall be automatically extended to the tenth business day following the end of the blackout period as permitted by applicable TSX policies.

●	The termination provisions under the Stock Option Plan are as follows: An optionee will have, in all cases subject to the original option expiry date (i) a 6-month period to exercise his/her options that have vested, in the event of death; (ii) a 6-month period to exercise his/her options that have vested, in the event of termination without cause, retirement, or permanent disability; (iii) 90 days to exercise his/her options that have vested, in the event of resignation; and (iv) immediate termination of the options in the event of termination with cause. In the event of a change of control, all unvested options shall automatically vest on the date of the change of control.

●	The grant of options under the Stock Option Plan is subject to the number of the Common Shares: (i) issued to insiders of the Corporation, within any one (1) year period, and (ii) issuable to insiders of the Corporation, at any time, under the Stock Option Plan, or when combined with all of the Corporation’s other security based compensation arrangements, not exceeding 10% of the Corporation’s total issued and outstanding Common Shares, respectively.

●	The aggregate number of options granted pursuant to the Stock Option Plan to any one non-executive director, if ever applicable, within any one-year period shall not exceed a maximum value of $100,000 worth of options. The value of the options shall be determined using a generally accepted valuation model.

●	The aggregate number of Common Shares reserved for issuance pursuant to the Stock Option Plan to non-executive directors as a group, if ever applicable, shall not exceed 1% of the number of issued and outstanding Common Shares, as calculated without reference to the initial options granted under the Stock Option Plan to a person who is not previously an insider of the Corporation upon such person becoming or agreeing to become a director of the Corporation, and without reference to options held by former directors of the Corporation.

●	The specific amendment provisions for the Stock Option Plan provide the Board or committee with the power, subject to the requisite regulatory approval, to make the following amendments without shareholder approval (without limitation):

○	amendments of a housekeeping nature;

○	the addition or a change to any vesting provisions of an option;

○	changes to the termination provisions of an option or the Stock Option Plan which do not entail an extension beyond the original expiry date;

○	the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserves; and

○	amendments to reflect changes to applicable securities or tax laws.

●	However, any of the following amendments shall also require shareholder approval:

○	reduce the exercise price of an option or cancel and reissue an option;

○	amend the term of an option to extend the term beyond its original expiry;

○	amend the limits imposed on non-executive Directors (other than by virtue of adjustments permitted under the Stock Option Plan);

○	materially increase the benefits to the holder of the options who is an insider to the material detriment of the Corporation and its shareholders;

○	increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Stock Option Plan (other than by virtue of adjustments permitted under the Stock Option Plan);

○	permit options to be transferred other than for normal estate settlement purposes;

○	remove or exceed the insider participation limits of the Stock Option Plan;

○	materially modify the eligibility requirements for participation in the Stock Option Plan; or

○	modify the amending provisions of the Stock Option Plan.

Deferred Share Unit Plan

In 2013, the Board adopted the DSU Plan to advance the interests of the Corporation by attracting and retaining highly competent persons as directors, officers and employees, to allow such persons to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the DSU Plan and the Shareholders of the Corporation. The Board subsequently adopted an amendment to the DSU Plan on March 25, 2014 to allow the Corporation to settle its obligations under the DSU Plan through the treasury issue of Common Shares. The DSU Plan was approved by Shareholders on April 29, 2014. The DSU Plan was amended and restated effective June 26, 2020 to introduce certain housekeeping amendments. The DSU Plan is filed hereto as Exhibit 4.2.

As at March 20, 2022 a total of 538,748 DSUs are outstanding representing 1.6% of the issued and outstanding Common Shares. The DSU Plan provides for DSU issuances of up to 10% of the issued and outstanding Common Shares, net of any outstanding Options or RSUs. As at March 20, 2022, assuming no further Option or RSU issuances, the Corporation could issue up to another 1,406,726 DSUs (or 4.2% of the issued and outstanding Common Shares) under the terms of the DSU Plan.

Restricted Share Unit Plan

The Board adopted the RSU Plan to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. The Board adopted an amendment to the RSU Plan on March 25, 2014 to permit RSUs to be settled through the issuance of Common Shares from treasury, subject to the approval of the Shareholders and the TSX. The RSU Plan was approved by Shareholders on April 29, 2014. The RSU Plan was amended and restated effective June 26, 2020 to remove the ability to settle RSUs in cash and to introduce certain housekeeping amendments. The RSU Plan is filed hereto as Exhibit 4.3. For a description of the RSU Plan, see “Statement of Executive Compensation – Long-Term Incentives – Restricted Share Units”.

As at March 20, 2022, a total of 656,588 RSUs are outstanding representing 1.9% of the issued and outstanding Common Shares. The RSU Plan provides for RSU issuances of up to 10% of the issued and outstanding Common Shares, net of any outstanding Options or DSUs. As at March 20, 2022, assuming no further Option or DSU issuances, the Corporation could issue up to another 1,406,726 RSUs (or 4.2% of the issued and outstanding Common Shares) under the terms of the RSU Plan.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, there are no persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, Common Shares carrying more than five percent (5%) of the voting rights attached to all outstanding Common Shares.

	2021		2020		2019
Name and Municipality of Residence	Number of Common Shares	Percentage of Common Shares	Number of Common Shares	Percentage of Common Shares	Number of Common Shares	Percentage of Common Shares
Eric Sprott Toronto	4,293,143	13%	4,293,143	13%	4,293,143	19%

The Company is not directly or indirectly controlled by another corporation, by a foreign government or any other natural person.

As of April 13, 2022, 3,455,330 common shares of the Company are held by a total of 90 registered shareholders in the United States.

B.	Related Party Transactions

The former corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the year ended December 31, 2021, the Company incurred legal services from this firm of US$3,000. As at December 31, 2021, the Company had an outstanding payable balance due to this firm of $nil.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, PricewaterhouseCoopers LLP, are filed as part of this Annual Report under Item 18.

Legal Proceedings and Regulatory Actions

Other than as disclosed herein, management is not aware of any material litigation matters involving the Company outstanding as of the date hereof.

A subsidiary of the Company is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project (“La Antigua”). La Antigua was included in the Company’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009 and includes a portion of the Evolución mineral resource at Miguel Auza. La Antigua was subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provided, among other things, for a minimum payment of US$2,500 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500,000, a right that was never exercised as there was no economic sense in doing so.

San Pedro was under no contractual obligation to put the Miguel Auza Mine into production and has not done so. While the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to the Company’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine. The Plaintiff was awarded damages of US$700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, that Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages of US$22.2 million (the “Judgment”), predominantly in damages for the Miguel Auza Mine not being in operation, which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, a decision that was formally communicated to the Company in August 2021, and as the Judgment is not subject to further legal appeal in Mexico, the Company recorded a Provision for litigation of US$22.2 in Q3 2021.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The Platosa Mine is owned and operated by a separate subsidiary.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Convertible Debentures. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Convertible Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital. As of the date of this Annual Report, San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings that could result in San Pedro losing control of the toll milling operations. In Q1 2022, the Plaintiff registered the Judgment against the real property owned by San Pedro. The Company is pursuing legal remedies through its counsel in Mexico. This proceeding does not currently impact the Company’s use of the land, plant or mineral concessions.

Other than as disclosed above, during the fiscal year ended December 31, 2021, the Company was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or
(c)	any settlement agreements entered into with a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

The Company currently intends to retain future earnings, if any, to finance the growth and development of its business. During the last three fiscal years ended December 31, 2021, the Company did not pay any dividends. The Company does not currently have any intention to pay dividends.

B.	Significant Changes

On March 7, 2022, the Company reported that the Platosa Union commenced a labour action at the Platosa Mine in Durango, Mexico. On April 1, 2022 the labour action was resolved.

Based on exploration results in Q4 2021 and to date, the Company currently expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

ITEM 9 - THE OFFERING AND LISTING

A.	Offer and Listing Details

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”), the NYSE American, LLC (the “NYSE American”) under the symbol “EXN”, and on the Frankfurt Stock Exchange under the symbol “E4X2”.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s shares are listed and posted for trading on the TSX, NYSE American, and Frankfurt Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Incorporation

The Company was incorporated under the Company Act (British Columbia) on March 4, 1987 and was continued under the OBCA on May 31, 2012. The registered and principal office of the Company is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The OBCA provides that a director who: (a) is a party to a material contract or transaction or proposed material contract or transaction with the Company; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is one: (i) relating primarily to such director’s remuneration as a director of the Company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his or her capacity as a director; or (iii) with one of our affiliates.

Borrowing Powers of Directors

Our by-laws provide that the board may, without limiting the borrowing powers of the Company as set forth in the OBCA, from time to time on behalf of the Company, without authorization of the shareholders:

●	borrow money upon the credit of the Company;

●	issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of the Corporation, whether secured or unsecured;

●	to the extent permitted by the OBCA, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and

●	charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Qualifications of Directors

Under the Company’s by-laws, no person shall be qualified for election as a director if such person is: less than 18 years of age; of unsound mind and has been so found by a court in Canada or elsewhere; is not an individual; or has the status of bankrupt. A director need not be a shareholder. 25% of the directors shall be resident Canadians.

Share Rights

The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at such meetings.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to the Common Shares are contained in our Articles and such rights, privileges, restrictions and conditions may be changed by amending our Articles. In order to amend such Articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make certain amendments to our Articles, a holder of Common Shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the Common Shares so held. The types of amendment that would be subject to dissent rights include without limitation: (a) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (b) to add, remove or change any restriction upon the business that we may carry on or upon the powers we may exercise.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our by-laws or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our by-laws and the OBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Board may determine. Our directors may, at any time, call a meeting of our shareholders.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting sought to be held may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders who, in the aggregate, hold at least five percent of the issued Common Shares entitled to be voted at the meeting.

Our by-laws state that the only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the OBCA or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our constating documents.

Change in Control

There are no provisions in the Company’s constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Ownership Threshold

There are no provisions in the Company’s constating documents or under applicable corporate law requiring the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding Common Shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. We expect that the United States federal securities laws will require us to disclose holders who own 5% or more of our issued and outstanding Common Shares of the Company. As of the date of this Annual Report there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 5% or more of the issued and outstanding Common Shares of the Company.

C.	Material Contracts

Aside from contracts entered into in the ordinary course of business and not required to be filed hereunder, as of December 31, 2021, the Company was not party to any material contracts within the most recently completed fiscal year or before the most recently completed fiscal year, in either case that are still in effect.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980) (each as amended and together the “Convention”). Remittances of interest to U.S. residents entitled to the benefits of the Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) as a result of the acquisition, ownership, and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding Common Shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S., (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States; or (n) are subject to special tax accounting rules with respect to Common Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed under U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see Item 10.E. – “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into USD at that time). If the foreign currency received is not converted into USD on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PERSONAL CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

The documents concerning us referred to in this Annual Report may be viewed during normal business hours at our executive offices at 10 King Street, Suite 200, Toronto, Ontario, M5C 1C3.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I.	Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All figures in Item 11 of this Annual Report are in thousands of United States dollars ($’000) unless otherwise noted.

A.	Currency risk

The Mexican peso, US dollar, Euro, and the Canadian dollar are the functional currencies of subsidiaries of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items

●	transactional exposure in respect of non-functional currency expenditure and revenues;

●	commodity price risk; and

●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

In 2020, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at December 31, 2020, forward contracts for the purchase of MXN16 million in exchange for $0.8 million at an average rate of 20.45 MXN/USD at various maturity dates until February 2021, were outstanding. No forward contracts were entered into in 2021.

The mark-to-market adjustment on forward foreign exchange contracts resulted in an unrealized loss of $21 for the year ended December 31, 2021 ($426 unrealized loss as at December 31, 2020, and $119 unrealized gain as at December 31, 2019) and a balance sheet impact of $nil at December 31, 2021 (December 31, 2020 – $21 asset balance, and December 31, 2019 – $432 asset balance).

B.	Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts were appropriate.

C.	Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its current customer Trafigura. Trade receivables are subject to normal industry credit risks and are considered to have a low credit risk.

D.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to determine the funds required to meet its operating and growth objectives. To the extent that the Company may foresee insufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. With the planned wind down of operations at Platosa in Q3 2022, the Company’s main source of liquidity will be derived from equity or debt transactions (Note 2). Trade payables excluding accrued liabilities are due within 90 days or less. Based on the Company’s understanding of corporate, labour and insolvency laws in Mexico, it does not foresee any significant cash outflow from Excellon or San Pedro related to the Judgment (Note 18 to the Annual Financial Statements).

E.	Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is recorded in the consolidated statement of comprehensive income (loss) to reflect this risk.

The principal non-functional currency to which the Company is exposed is the USD. Based on the Company’s net financial assets and liabilities in USD as at December 31, 2021, a weakening of the USD against the MXN and CAD functional currencies by 1%, with all other variables held constant, would have increased/(decreased) net income and equity by approximately $193.

F.	Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. Revenue is earned in currencies other than the functional currency of operations, and certain exchange controls may require that funds be maintained in currencies other than the functional currency of the operation.

G.	Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $25.06 for the year ended December 31, 2021 (December 31, 2020: $20.40, and December 31, 2019: $16.20). The Company estimates that a 10% increase/decrease in commodity prices during 2021, with all other variables held constant, would have resulted in an increase/decrease in net income of approximately $4,502.

H.	Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2021, and we have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2021 due to the identification of a material weakness in ICFR.

B.	Management’s annual report on internal control over financial reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate IFRS as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. The Company’s management, including the CEO and the CFO and assessed the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2021, and we have concluded that ICFR was not effective as of December 31, 2021 due to the identification of a material weakness in ICFR.

The Company’s management uses the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s ICFR. In connection with the assessment of the effectiveness of our ICFR, management identified a material weakness as of September 30, 2021. The limited level of staffing and technical resources available to manage complex non-routine transactions resulted in significant adjustments to the preliminary financial statements being recorded with respect to the Provision for litigation and related impacts in the condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021. As a direct result of this complex transaction and limitation on current accounting resources management determined that the Company’s controls over the financial statement close process to analyze, account for and disclose non-routine, unusual or complex transactions were not operating effectively.

The Company is committed to improving its ICFR. As part of this control improvement, management has and will continue to enhance the capacity and capabilities to review and evaluate ongoing and technically complex transactions through selective increased use of external resources and realignment of internal staff. Management will continue to monitor and evaluate the effectiveness of our ICFR on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. The Company’s plan may take significant time and expense to be fully implemented and may require significant management attention, and management’s efforts may not prove to be successful in remediating the material weakness and do not guarantee that the Company will not suffer additional material weaknesses and/or significant deficiencies in the future.

Despite the existence of the material weakness described above, the CEO and CFO, together with management, believe that the consolidated financial statements associated with this Management’s Discussion and Analysis, fairly present the financial position, results of operations and cash flows for the year ended December 31, 2021 and 2020 in all material respects.

C.	Attestation report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by our registered public accounting firm as we qualify as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D.	Changes in internal controls over financial reporting

There were no changes in the Company’s ICFR identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

ITEM 16 – [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Andre Fortier qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American LLC Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

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

ITEM 16B - CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of the Company (the “Code”). The Code is posted on the Company’s website at www.excellonresources.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed by the Company’s auditor, PricewaterhouseCoopers LLP, Toronto, Ontario, Canada (PCAOB ID 271), in each of the last two fiscal years are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Audit Fees(1)	US$483,042	US$357,205
Audit Related Fees(2)	US$12,682	US$57,482
Tax Fees(3)	US$15,000	US$73,147
All Other Fees	US$1,951	US$2,248
Total	US$512,676	US$490,082

(1)	The aggregate audit fees billed in connection with statutory and regulatory filings, principally for the audit of the annual financial statements.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audits or reviewing the Company’s financial statements and are not included under “Audit Fees”.
(3)	The aggregate fees billed for services related to tax compliance, tax advice and tax planning, including tax return preparation and other compliance matters.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

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

Compensation Committee Requirement: The NYSE American requires that compensation of the chief executive officer of a listed company must be determined, or recommended to the Board for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its Board of Directors. The Company’s current Compensation Committee is comprised of three members, two of whom are independent.

Nominating Committee Requirement: The NYSE American requires that Board of Director nominations must be either selected, or recommended for the Board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors. The Company’s current Nominating and Corporate Governance Committee is comprised of three members, two of whom are independent.

The foregoing are not prohibited by, and do not constitute breaches of, the OBCA or the rules of the TSX.

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2021, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The following financial statements, as required under this Item 18, are attached to this Annual Report and are incorporated by reference herein.

●	Audited consolidated statements of financial position

●	Consolidated statements of comprehensive loss

●	Consolidated statements of cash flow

●	Consolidated statements of changes in equity

●	Notes to the consolidated financial statements

●	Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, dated April 22, 2022.

Excellon Resources Inc.

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

in thousands of U.S. dollars

Management’s Responsibility for Financial Reporting

The management of Excellon Resources Inc. is responsible for the integrity and fair presentation of the accompanying consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. Any system of internal control over financial reporting has inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and control matters prior to submitting the consolidated financial statements to the Board for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors and continues to review with management on an ongoing basis, the Company’s systems of internal control, and approves the scope of the independent auditor’s audit and non-audit work.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) “Brendan Cahill”	(Signed) “Daniel Hall”
President & Chief Executive Officer	Chief Financial Officer

April 22, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Excellon Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Excellon Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 22, 2022

We have served as the Company’s auditor since 2009.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Excellon Resources Inc.

Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

		December 31	December 31
		2021	2020
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		4,071	8,380
Marketable securities and warrants	6	454	2,350
Trade receivables		326	1,782
VAT recoverable	7	3,439	5,573
Inventories	8	2,087	2,375
Other current assets	9	1,866	1,333
		12,243	21,793

Non-current assets
Property, plant and equipment	10	9,044	25,830
Mineral rights	5,11	20,273	20,511
Deferred tax assets	23	-	5,145
Total assets		41,560	73,279

Liabilities
Current liabilities
Trade and other payables	12	8,143	8,172
VAT payable		1,839	3,415
Lease liabilities	13	212	405
Provision for litigation	18	22,162	-
Provisions	14	1,795	-
		34,151	11,992

Non-current liabilities
Convertible debentures	15	9,238	7,283
Provisions	14	1,813	2,208
Deferred tax liabilities	23	612	929
Lease liabilities	13	233	425
Total liabilities		46,047	22,837

Shareholders’ (deficit) equity
Share capital	16	138,961	136,199
Contributed surplus		34,568	34,015
Accumulated other comprehensive loss		(15,851)	(15,380)
Deficit		(162,165)	(104,392)
Total shareholders’ (deficit) equity		(4,487)	50,442

Total liabilities and equity		41,560	73,279

Basis of presentation and going concern (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board	Director	Director
	“Andre Fortier”	“Jeff Swinoga”

Excellon Resources Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars)

		December 31	December 31	December 31
		2021	2020	2019
	Notes	$	$	$

Revenue	19	37,955	26,202	26,469

Production costs		(26,207)	(19,981)	(23,216)
Depletion and amortization		(7,300)	(4,649)	(4,708)
Cost of sales	20.a	(33,507)	(24,630)	(27,924)

Gross profit (loss)		4,448	1,572	(1,455)

Administrative expenses	20.b	(4,700)	(4,630)	(3,448)
Share-based payment expenses	16	(1,542)	(1,875)	(1,102)
Amortization		(447)	(391)	(272)
General and administrative expenses		(6,689)	(6,896)	(4,822)

Exploration and holding expenses	21	(7,194)	(4,032)	(3,853)
Other (expenses) income	20.c	(758)	(373)	782
Provision for litigation	18	(22,282)	-	-
Impairment loss	10,11	(16,540)	-	-
Finance (expenses) income	22	(3,680)	(2,508)	295

Loss before income taxes		(52,695)	(12,237)	(9,053)

Income tax expense	23	(5,078)	(3,783)	(1,022)

Net loss		(57,773)	(16,020)	(10,075)

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		(471)	(2,374)	2,116
Total other comprehensive (loss) income		(471)	(2,374)	2,116

Total comprehensive loss		(58,244)	(18,394)	(7,959)

Loss per share
Basic and diluted	17	$(1.77)	$(0.55)	$(0.49)

Weighted average number of shares
Basic and diluted	17	32,662,594	28,881,800	20,674,866

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Consolidated Statements of Cash Flow

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars)

	2021	2020	2019
	$	$	$

Cash flow generated by (used in)

Operating activities
Net loss for the period	(57,773)	(16,020)	(10,075)
Adjustments for non-cash items:
Depletion and amortization	7,747	4,971	4,941
Income tax expense	5,078	3,783	89
Share-based payment expenses	1,542	1,799	1,099
Write down of materials and supplies	759	-	-
Interest and accretion expense	4,748	2,175	86
Unrealized loss on currency hedges	21	426	368
Loss on disposal of mineral rights	-	188	104
Unrealized gain on warrant liability	-	-	(323)
Fair value loss (gain) on marketable securities and purchase warrants	933	(712)	(290)
Discount on shares issued to settle payables	-	196	-
Provision for litigation	22,282	-	-
Impairment loss	16,540	-	-
Taxes paid	(225)	(539)	(313)
Operating cash flows before changes in working capital	1,652	(3,733)	(4,314)

Changes in non-cash working capital
Trade receivables	1,369	496	(351)
VAT recoverable	2,023	(1,539)	(736)
Inventories	(579)	230	(261)
Other assets	(685)	(55)	219
Trade and other payables	(173)	3,364	1,340
VAT payable	(1,526)	1,488	256
Net cash generated by (used in) operating activities	2,081	251	(3,847)

Investing activities
Proceeds from sale of marketable securities	999	-	-
Purchase of property, plant and equipment	(7,182)	(8,341)	(5,726)
Purchase of mineral rights	(154)	(148)	(76)
Transaction costs paid on acquisition of Otis Gold Corp.	-	(1,723)	-
Payments received under earn-in agreement	75	-	-
Loan to Otis Gold Corp., net of cash received on acquisition	-	(304)	-
Net cash used in investing activities	(6,262)	(10,516)	(5,802)

Financing activities
Proceeds from issuance of Convertible Debt	-	12,762	-
Proceeds from Credit Facility	-	5,871	-
Repayment of Credit Facility	-	(6,000)	-
Proceeds on issuance of shares from equity financing	-	-	7,982
Proceeds from options and warrants exercised	36	380	721
Lease payments	(397)	(360)	(334)
Interest paid	(86)	(423)	(30)
Net cash (used in) from financing activities	(447)	12,230	8,339

Effect of exchange rate changes on cash and cash equivalents	319	71	1,237

Change in cash and cash equivalents	(4,309)	2,036	(73)

Cash and cash equivalents - beginning of year	8,380	6,344	6,417
Cash and cash equivalents - end of year	4,071	8,380	6,344

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except per share data)

			Accumulated		Total
			other		shareholders’
	Share	Contributed	comprehensive		equity
	capital	surplus	loss	Deficit	(deficit)
	$	$	$	$	$

Balance - January 1, 2019	106,786	26,811	(15,122)	(78,297)	40,178

Net loss for the period	-	-	-	(10,075)	(10,075)
Total other comprehensive income	-	-	2,116	-	2,116
Total comprehensive income (loss)	-	-	2,116	(10,075)	(7,959)

Stock options:
Value of services recognized	-	406	-	-	406
Proceeds on issuing shares	38	-	-	-	38
Deferred and restricted share units:
Value of units recognized	246	434	-	-	680
Warrants:
Value of warrants issued in Bought Deal	-	1,079	-	-	1,079
Proceeds on issuing shares	699	-	-	-	699
Value of shares issued in asset acquisition	169	-	-	-	169
Value of shares issued in Bought Deal	6,903	-	-	-	6,903
Balance - December 31, 2019	114,840	28,730	(13,006)	(88,372)	42,192

Balance - January 1, 2020	114,840	28,730	(13,006)	(88,372)	42,192

Net loss for the period	-	-	-	(16,020)	(16,020)
Total other comprehensive loss	-	-	(2,374)	-	(2,374)
Total comprehensive loss	-	-	(2,374)	(16,020)	(18,394)

Acquisition of Otis Gold Corp.	16,370	594	-	-	16,964
Shares issued as part of Credit Facility	180	-	-	-	180
Shares issued to settle payables	1,738	-	-	-	1,738
Share options:
Value of services recognized	-	469	-	-	469
Proceeds on issuing shares	602	(230)	-	-	372
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	1,627	(479)	-	-	1,148
Value of units recognized	-	182	-	-	182
Warrants:
Value of warrants issued with Convertible Debentures	-	1,001	-	-	1,001
Proceeds on issuing shares	8	(2)	-	-	6
Value of shares issued in asset acquisition	246	-	-	-	246
Convertible Debentures:
Value of conversion options on Convertible Debentures	-	3,750	-	-	3,750
Interest payable settled with shares	588	-	-	-	588
Balance - December 31, 2020	136,199	34,015	(15,380)	(104,392)	50,442

Balance - January 1, 2021	136,199	34,015	(15,380)	(104,392)	50,442

Net loss for the period	-	-	-	(57,773)	(57,773)
Total other comprehensive loss	-	-	(471)	-	(471)
Total comprehensive loss	-	-	(471)	(57,773)	(58,244)

Share options:
Value of services recognized	-	475	-	-	475
Proceeds on issuing shares	54	(18)	-	-	36
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	970	(970)	-	-	-
Value of units recognized	-	1,066	-	-	1,066
Value of shares issued in asset acquisition	305	-	-	-	305
Convertible Debentures:
Interest payable settled with shares	1,433	-	-	-	1,433
Balance - December 31, 2021	138,961	34,568	(15,851)	(162,165)	(4,487)

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange (the “TSX”), NYSE American LLC Exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19 (the “Suspension”). The Suspension impacted all industries considered non-essential across Mexico. For the Company, the Suspension resulted in the suspension of mining operations, though essential care and maintenance activities required at the Company’s operations were permitted to continue. At Platosa, such essential care and maintenance included ongoing labour costs and water pumping to maintain water levels of the mine, incurring a cost during the Suspension of approximately $3,300 during a period of negligible revenues. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020. The Suspension and associated care and maintenance costs impacted the comparative information included in these financial statements.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon.

In September 2020, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share effective September 10, 2020, and the listing of its common shares on the NYSE American, LLC exchange effective September 23, 2020. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These consolidated financial statements were approved by the Board of Directors on April 22, 2022.

2. BASIS OF PRESENTATION AND GOING CONCERN

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The accounting policies set out below were consistently applied to all periods presented.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Underground and surface drilling continued throughout Q1 2022; however, based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

In addition, the Company has incurred recurring losses from operations, has a shareholders’ deficit of $4,487, and negative working capital of $21,908 (including the Provision for litigation of $22,162 (Note 18)) as of December 31, 2021. Management has projected to have no further operating cash flow from the Platosa mine after the wind down of its operations in Q3 2022 and therefore must utilize its current cash reserves, and other financing transactions to maintain its capacity to meet working capital requirements and planned corporate expenditures, as well as to fund exploration activities.

As indicated in Note 18, the Company is also party to a legal claim (the “Judgment”) against San Pedro Resources SA de CV (“San Pedro”). The Provision for litigation has adversely impacted the Company’s Consolidated Statement of Financial Position. The Judgment is solely against San Pedro Resources SA de CV (“San Pedro”) as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures (Note 15). The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the trust indenture governing the outstanding Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

On March 7, 2022 the Company reported that the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) commenced a labour action at the Platosa Mine in Durango, Mexico. Despite an agreement in principle on the terms of the 2022 collective bargaining arrangement following numerous concessions, the agreement was reneged on, and despite additional concessions, a labour action was ordered. On April 1, 2022 the labour action was resolved.

The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable.

These conditions indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent on its ability to repay or refinance its non-current Debentures, obtain the necessary financing to advance its exploration projects and meet its ongoing corporate overhead costs. Although the Company has been successful in obtaining debt or equity financing in the past, there is no assurance that it will be able to do so in the future or that such arrangements will be on terms advantageous to the Company.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these consolidated financial statements do not include adjustments to the recoverability and classification of recorded asset and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

3. USE OF ESTIMATES AND JUDGEMENTS

Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The preparation of the consolidated financial statements requires management to make estimates and judgements that may have a significant impact on the consolidated financial statements. Critical judgements exercised in applying accounting policies and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

●	Indicators and testing of impairment - the Company applies judgement in assessing property, plant and equipment and mineral rights for the existence of indicators of impairment at each reporting date. Internal and external factors are considered in assessing whether indicators of impairment are present that would necessitate impairment testing. Significant assumptions regarding future commodity prices, production, operating costs, capital expenditures, and determination of resources are considered in determining whether there are any indicators of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to dispose (“FVLCD”) or value-in-use. FVLCD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to present value, the assumptions used are those that an independent market participant would consider appropriate. Value-in-use are the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Company has assessed its cash-generating units (“CGU”) to be its mine at Platosa and its mineral processing facility at Miguel Auza, which are the lowest level for which cash inflows and outflows are expected to be largely independent of those of other assets. During the year-ended December 31, 2021, management identified impairment indicators. As a result, management performed an impairment test of its CGU’s (see Note 2 and Note 10). Key assumptions used in the cash flow models included: future commodity prices, production based on current estimates of recoverable resources, operating and capital costs and residual values of property, plant and equipment. Expected cash flows used to determine the recoverable amount are inherently uncertain and could materially change over time.

●	Decommissioning and site rehabilitation provision - the Company records any decommissioning and site rehabilitation obligation as a liability in the period in which the related environmental disturbance occurs, based on the present value of the estimated future costs. This obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in the estimated future costs underlying the obligation. In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and discount rate to be used.

●	Determination of resources - the Company uses both internal and external technical experts to estimate the indicated and inferred resources of its mineral properties. These experts express an opinion based on certain technological and legal information prepared by management as being current, complete and accurate as of the date of their calculations and in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. These estimated resources are used in the evaluation and testing for impairment of asset carrying values, the useful lives of assets, amortization rates and the timing of cash flows.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

●	Income taxes and recovery of deferred tax assets - The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years. Judgement is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward unused tax credits and tax losses to the extent it is probable that future taxable profits will be available against which they can be utilized. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws as well as the continuity of current contracts and agreements. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Uncertainties exist with respect to the interpretation of tax regulations. The Company establishes provisions for tax liabilities that are uncertain as to their amount and the probability of their occurrence. The amount of such provisions is based on various factors, such as experience with previous tax audits, differing legal interpretations by the taxable entity and the responsible tax authority. The final resolution of some of these items may give rise to a material change in the amount of the income tax expense recorded in the consolidated statement of comprehensive income (loss) and related tax payments.

●	Convertible debentures - The net proceeds from the Debentures issued in 2020 were allocated between debt and equity components. On initial recognition the fair value of the debt was estimated using valuation techniques. The Company used its judgement to make assumptions that were mainly based on market conditions existing at the date of the transaction. For details of the key assumptions used see Note 15. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the Indenture.

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Consolidation

	i.	Subsidiaries - are entities controlled by the Company where control is achieved when the Company has the power to govern the financial and operating policies of the entity. The Company owns directly and indirectly 100% of all the subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. With regards to the 2020 acquisition of Otis, the Company adopted the definition of a “business” in line with the guidance as issued in IFRS 3 (Revised) Business Combinations.

	ii.	Transactions eliminated on consolidation - intercompany transactions, balances, income and expenses are eliminated in preparing the consolidated financial statements.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(b)	Foreign currency transactions and translation

	i.	Transactions and balances - foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Company’s consolidated statements of comprehensive income (loss).

All foreign exchange gains and losses are presented in the consolidated statement of comprehensive income (loss) within other expense.

ii.	Translation - the results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

●	Income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

●	All resulting exchange differences have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

(c)	Cash and Cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid short-term investments with a maturity date of three months or less when acquired. Restricted cash comprises cash deposited with banks, used to guarantee letters of credit issued by the Company.

(d)	Financial instruments

Financial assets

Routine purchases and sales of financial assets are recognized on trade date, the date on which the Company commits to purchase or sell the asset. At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income (loss).

Subsequent measurement of debt instruments depends on the classification of financial assets determined at initial recognition. Classification of financial assets depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. The Company classifies and provides for financial assets as follows:

●	Financial assets at fair value through profit or loss include principally the Company’s cash and cash equivalents, as well as foreign currency forward sales contracts. A financial asset is classified in this category if it does not meet the criteria for amortized cost or fair value through other comprehensive income, or is a derivative instrument not designated for hedging. Gains and losses arising from changes in fair value are presented in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

●	Financial assets at fair value through other comprehensive income are financial assets that are held in a business model with an objective that is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest. Movements in the carrying amount are taken through other comprehensive income (loss), except for the recognition of impairment gains or losses, and foreign exchange gains and losses which are recognized in the consolidated statement of comprehensive income (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income (loss) is reclassified from equity to the consolidated statement of comprehensive income (loss) and recognized in other gains/(losses). Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the consolidated statement of comprehensive income (loss).

●	Financial assets at amortized cost are financial assets with the objective to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This includes the entities trade, and non-trade receivables. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the consolidated statement of comprehensive income (loss) and presented in other gains/(losses), together with foreign exchange gains and losses.

At each balance sheet date, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in the consolidated statement of comprehensive income (loss).

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.

Non-hedged derivative financial instruments

All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in the consolidated statement of comprehensive income (loss) as non-hedged derivative gains or losses.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Financial liabilities

Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.

(e)	Inventories

Silver-lead and silver-zinc in concentrate and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price, less estimated costs of completion and costs of selling final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including amortization, incurred in converting materials into finished goods. The cost of production is allocated to joint products using a ratio of weighted average volume by product at each month end. Separately identifiable costs of conversion of each metal concentrate are specifically allocated.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing items to their replacement costs.

When inventories have been written down to net realizable value, the Company makes a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

(f)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization and any impairment charges. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of comprehensive income (loss) as incurred.

Amortization is recorded over the useful life of the asset, or over the remaining life of the mine, if shorter, as follows:

●	Mining properties – on a units-of-production basis;

●	Associated mining equipment – 3-10 years on a straight-line basis;

●	Buildings – 20 years on a straight-line basis; and

●	Processing equipment – 4-8 years on a straight-line basis.

Amortization charges on a unit-of-production basis are based on measured and indicated mineral resources.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The method of amortization, estimates of residual values and useful lives are reassessed at least at each financial year-end, and any change in estimate is taken into account in the determination of future amortization charges.

(g)	Exploration and evaluation expenditures

Acquisitions of mineral rights are capitalized. Subsequent exploration and evaluation costs related to an area of interest are expensed as incurred on a project-by-project basis. When a licence is relinquished or a project is abandoned, the related costs are immediately recognized in the consolidated statement of comprehensive income (loss).

Exploration properties that contain estimated Proven and Probable Mineral Reserves, but for which a development decision has not yet been made, are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Exploration and evaluation assets are reclassified to “Mine Properties - Mines under construction” when the technical feasibility and commercial viability of extracting the Mineral Resources or Mineral Reserves are demonstrable and construction has commenced or a decision to construct has been made. Exploration and evaluation assets are assessed for impairment before reclassification to “Mines under construction”, and the impairment loss, if any, is recognized in the consolidated statement of comprehensive income (loss).

(h)	Development expenditure

Development expenditures incurred by or on behalf of the Company are accumulated separately for each property in which an indicated resource has been identified. Such expenditures comprise costs directly attributable to the construction of a mine and the related infrastructure.

General and administrative costs are allocated to a development asset only to the extent that those costs can be related directly to development activities in the relevant area of interest. Once a development decision has been taken, the development expenditure is classified under property, plant and equipment as ‘‘development properties’’. A development property is reclassified as a “mining property’’ at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management. No amortization is recognized in respect of development properties until they are reclassified as “mining properties’’. Each development property is tested for impairment in accordance with the Company’s impairment policy.

(i)	Mining properties

When further development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the consolidated entity. Otherwise, such expenditures are classified as a cost of production.

Amortization is charged using the units-of-production method. The units-of-production basis results in an amortization charge proportional to the depletion of measured and indicated resources. Mine properties are tested for impairment in accordance with the Company’s impairment policy.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(j)	Decommissioning and site rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money. When the liability is initially recognized, the present value of the estimated cost is capitalised by increasing the carrying amount of the related mining asset.

The periodic unwinding of the discount applied in establishing the net present value of provisions due to the passage of time is recognized in the consolidated statement of comprehensive income (loss) as a finance cost. Changes in the rehabilitation estimate attributable to development will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

(k)	Mineral Rights

Mineral rights are carried at cost and amortized using a units-of-production method based on the resources that exist in the location that has access to such rights.

Methods of amortization and estimated useful lives are reassessed annually and any change in estimate is taken into account in the determination of future amortization charges.

(l)	Impairment

i.	Financial assets - a financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

ii.	Non-financial assets - the carrying amounts of the Company’s non-financial assets, primarily property, plant and equipment and mineral rights, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, recoverable amount is estimated at the higher of the value-in-use and FVLCD.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into CGUs, the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or the CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income (loss). Impairment losses recognized in respect of the CGU are allocated to reduce the carrying amount of assets in the CGU on a pro rata basis.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the consolidated statement of comprehensive income (loss).

(m)	Future Termination Benefits

Employees of the Company’s Mexican operations are entitled under local labour laws to employee departure indemnities, generally based on each employee’s length of service, employment category and remuneration.

The cost of these retirement benefits is determined using the projected unit credit method. Current service cost and any past service cost are recognized in the same line item in the consolidated statement of comprehensive income (loss) as the related compensation cost.

The most significant assumptions used in accounting for post employment benefits are the discount rate, turnover rate, salary and wage rate increase and the life of mine. The unwinding of the discount on these liabilities is charged to the Company’s consolidated statement of comprehensive income (loss) as interest cost. The values attributed to the liabilities are assessed in accordance with the advice of independent qualified actuaries.

(n)	Current and deferred income tax

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.

The current income tax charge is calculated on the basis of the tax laws substantively enacted at the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, the Company establishes provisions expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except in the case of a subsidiary where timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is determined on a non discount basis using tax rates (and laws) that have been substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the need to recognize a deferred tax asset, management considers all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies.

The Company recognizes neither the deferred tax asset regarding the temporary difference on the rehabilitation liability, nor the corresponding deferred tax liability regarding the temporary difference on the rehabilitation asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

i.	Royalties - royalties, resource rent taxes and revenue-based taxes are accounted for under taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales. The 7.5% Mexican mining royalty is based on earnings before interest tax, depreciation and amortization (EBITDA), is treated as an income tax in accordance with IFRS, as it is based on a measure of revenue less certain specified costs. The extraordinary mining royalty of 0.5% on precious metals revenues is not considered to be an income tax in accordance with IFRS as it is based on a percentage of revenue and not taxable income.

(o)	Share-based payments

i.	Share option plan - employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the Company, as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

ii.	Equity-settled transactions - the costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes option-pricing model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

iii.	Cash-settled transactions - a Deferred Share Unit (“DSU”) Plan was established for directors of the Company. The cost of the DSUs is measured initially at fair value based on the closing price of the common shares preceding the day the DSUs are granted. The Company has the option of settling the DSUs in cash or common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of comprehensive income (loss) as share-based payments and credited to equity under contributed surplus.

A Restricted Share Unit (“RSU”) Plan was established for directors, certain employees and eligible contractors of the Company. The cost of the RSUs is measured initially at fair value on the authorization date based on the market price of the common shares preceding the day the RSUs are authorized by the Board of Directors. The Company has the option of settling the RSUs in cash or common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of comprehensive income (loss) in share-based payments and credited to equity under contributed surplus.

(p)	Revenue recognition

Company policy requires all production to be sold under contract. Revenue is only recognized on individual concentrate shipments when following conditions are satisfied:

●	Contracts with customers have been identified

●	Performance obligations in the contract have been identified

●	Transaction price is determined

●	Transaction price is allocated to the performance obligations in the contract

●	Performance obligation in the contract is satisfied

Satisfaction of these conditions depends on the terms of trade with individual customers. Generally, control over goods are considered to have transferred to the customer upon delivery.

Concentrate products are sold on a ‘provisional pricing’ basis where the sale price received by the group is subject to a final adjustment at the end of a period that may be up to three months after delivery to the customer. The final sale price is based on the market price on the quotational date in the contract of sale. Sales are initially recognized when the revenue recognition criteria have been satisfied, using market prices at that date. At each reporting date the provisionally priced shipment is marked to market based on the forward selling price for the quotational point specified in the contract until that point is reached. Revenue is only recognized on this basis where the forward selling price can be reliably measured.

Many of the Company’s sales are subject to an adjustment based on confirmation of the technical specifications of each shipment by the customer. In such cases, revenue is recognized based on the group’s best estimate of the technical specifications at the time of shipment, and any subsequent adjustments are recorded against revenue when final specifications are confirmed and agreed to by both parties, as per the offtake agreement terms.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(q)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Excellon’s potentially dilutive common shares comprise stock options granted to employees and warrants.

(r)	Segment reporting

The Company has two reportable segments based on a geographical basis. During the year, the Company operated in Mexico and Canada. The Mexican operation is principally engaged in the acquisition, exploration, evaluation, development and exploitation of mining properties. The Platosa property is in commercial production and is earning revenue through the sale of silver-lead concentrate and silver-zinc concentrate. The Canadian operations are principally engaged in the financing, acquisition, exploration and evaluation of mining properties. Segments are reviewed by the CEO, who is considered to be the chief operating decision maker.

(s)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are amortized to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is either made to the carrying amount of the right-of-use asset or is recorded in the consolidated statement of comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has lease arrangements that include both lease and non-lease components. The Company accounts for each separate lease component and its associated non-lease components as a single lease component for all its asset classes. Additionally, for certain lease arrangements that involve leases of similar assets, the Company applies a portfolio approach to effectively account for the underlying right-of-use ROU assets and lease liabilities.

(t)	Farm-out accounting

Mineral rights held by the Company which are subject to a farm-out arrangement, where a farmee incurs certain expenditures on a property to earn an interest in that property, are accounted as follows:

●	the Company does not record exploration expenditures made by the farmee on the property;

●	any cash consideration and the initial fair value of any shares received is credited against the costs previously capitalized to the mineral rights;

●	the change in fair value of any shares received by Company as part of a farm-out arrangement are recorded in the consolidated statement of comprehensive income (loss); and

●	the Company uses the carrying value of the mineral rights before the farm-out arrangement as the carrying value for the portion of the interest retained (if any).

(u)	Accounting standards issued but not yet applied

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use (i.e. pre-production revenue). Instead, a company will recognize such sales proceeds and related cost in the consolidated statement of comprehensive income (loss). The amendment is effective for annual periods beginning on or after January 1, 2022. The amendment is not currently applicable to the Company.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

5. ACQUISITION OF OTIS GOLD CORP.

On April 22, 2020, the Company completed a plan of arrangement to acquire Otis Gold Corp. (“Otis”). Otis shareholders received 0.046 of a common share of the Company for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 Excellon common shares. The acquisition also resulted in outstanding Otis stock options and warrants being converted to Excellon stock options and warrants at the Exchange Ratio, resulting in the issuance of 531,895 Excellon stock options (“Replacement Options”) and 305,060 Excellon warrants exercisable at C$3.30 until March 29, 2022 (“Replacement Warrants”) (collectively, the “Transaction”).

On closing of the Transaction, Otis assets consisted primarily of mineral properties. As Otis did not have processes capable of generating outputs, Otis did not meet the definition of a business in accordance with IFRS 3 Business Combinations, and as a result the Transaction has been accounted for as an asset acquisition. The value of consideration paid after allocation to the other net assets acquired, was allocated to Otis’ Kilgore and Oakley mineral properties based on their relative fair values on April 22, 2020.

The purchase price has been determined and allocated as follows:

		April 22, 2020
		$

Purchase price	Common shares of Excellon issued	16,370
	Fair value of Excellon options issued	361
	Fair value of Excellon warrants issued	233
	Transaction costs	1,723
		18,687

Assets acquired	Cash	51
	Tax receivables, prepaid expenses and other assets	24
	Property, plant and equipment	35
	Reclamation deposits	53
	Right of use assets	48
	Mineral rights - Oakley Project	5,332
	Mineral rights - Kilgore Gold Project	13,711

Liabilities Assumed	Trade payables	(166)
	Convertible loan from Excellon	(353)
	Current and long-term lease liabilities	(48)
		18,687

Upon completion of the Transaction, the C$500 loan owed by Otis to Excellon became an intercompany loan and was eliminated on consolidation. Included in transaction costs is C$856 relating to Otis’ transaction costs incurred, assumed, and paid by Excellon after closing the Transaction.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The fair value of the common shares issued amounted to $16,370 based on the trading price of the Company’s shares on the issuance date (C$2.85). The fair value of the Replacement Options and Replacement Warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Exercise price	C$1.10 - C$7.65	C$3.30
Expected life (years)	0.23 - 4.00	1.9
Volatility	72.9% - 87.9%	79.1%
Risk-free rate	0.66% - 0.75%	0.66%

6. MARKETABLE SECURITIES AND WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”, TSX:WM), receiving an initial consideration of 500,000 common shares of Wallbridge (“Wallbridge Shares”). On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 common share purchase warrants (“Wallbridge Warrants”) to relinquish all interest in the Beschefer Property (“Wallbridge Consideration”). The Wallbridge Warrants have a strike price of C$1.00 and a term of five years from the date of issuance.

The Wallbridge Shares and Wallbridge Warrants are measured at fair value with changes recorded in other income/expense. During the fourth quarter of 2021, the Company sold 2,200,000 Wallbridge Shares at an average price of C$0.57 per Wallbridge Share for net proceeds of C$1,247 ($999).

	2021	2020
	$	$
Marketable securities at fair value
Opening balance	2,138	348
Additions	-	995
Disposals	(999)	-
Fair value (loss) gain	(766)	645
Exchange differences	34	150
Closing balance	407	2,138

Warrants at fair value
Opening balance	212	-
Additions	-	128
Fair value (loss) gain	(167)	67
Exchange differences	2	17
Closing balance	47	212

Marketable securities and warrants	454	2,350

7. VAT RECOVERABLE

VAT (value added taxes) recoverable consist of the total VAT credits recoverable by each of the Company’s subsidiaries. As at December 31, 2021, the Company had a net VAT recoverable of $0.8 million in Mexico, $0.7 million in Germany and $0.1 million in Canada (December 31, 2020 – net VAT recoverable of $1.8 million in Mexico, $0.2 million in Germany and $0.1 million in Canada). In Mexico, VAT credits can be recovered in cash or applied to VAT payable specific to each entity and are non-transferable. The Company’s Mexican VAT payable position is reflected separately on the consolidated statement of financial position.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

8. INVENTORIES

	2021	2020
	$	$
Ore stockpiles (1)	587	453
Concentrate inventory (1)	250	4
Materials and supplies (2)	1,250	1,918
	2,087	2,375

(1)	Change in inventories recorded in cost of sales (Note 20.a) excludes currency translation adjustment of $43 for the year ended December 31, 2021.

(2)	On December 31, 2021, materials and supplies inventories were written down to net realisable value to align with current mining plans (Note 2). An amount of $759 was recorded in cost of sales.

9. OTHER CURRENT ASSETS

	2021	2020
	$	$
Income taxes recoverable	130	145
Prepaid expenses, deposits and bonds	708	390
Restricted cash	940	765
Forward foreign exchange contracts	-	21
Others	88	12
	1,866	1,333

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

10. PROPERTY, PLANT AND EQUIPMENT

	Mining properties	Mining equipment	Processing equipment	Assets under construction	Corporate and right of use assets	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	31,774	16,717	6,160	5,071	1,816	61,538
Accumulated amortization	(20,198)	(11,240)	(5,036)	-	(246)	(36,720)
	11,576	5,477	1,124	5,071	1,570	24,818

Year ended December 31, 2020
Opening net book value	11,576	5,477	1,124	5,071	1,570	24,818
Additions	1,416	1,746	673	3,658	175	7,668
Reclassification	4,046	3,333	-	(7,325)	(54)	-
Depletion and amortization	(2,191)	(1,996)	(298)	-	(307)	(4,792)
Exchange differences (2)	(377)	160	(503)	(882)	(262)	(1,864)
Closing net book value	14,470	8,720	996	522	1,122	25,830

At December 31, 2020
Cost	36,400	21,272	6,075	522	1,944	66,213
Accumulated amortization	(21,930)	(12,552)	(5,079)	-	(822)	(40,383)
	14,470	8,720	996	522	1,122	25,830

Year ended December 31, 2021
Opening net book value	14,470	8,720	996	522	1,122	25,830
Additions (1)	4,441	516	263	2,711	30	7,961
Reclassification	2,131	875	196	(3,202)	-	-
Impairment (3)	(10,471)	(4,715)	(738)	-	(231)	(16,155)
Depletion and amortization	(4,532)	(2,373)	(275)	-	(348)	(7,528)
Exchange differences (2)	(666)	(333)	(17)	(31)	(17)	(1,064)
Closing net book value	5,373	2,690	425	-	556	9,044

At December 31, 2021
Cost	41,962	21,995	6,367	-	1,935	72,259
Accumulated amortization and impairment	(36,589)	(19,305)	(5,942)	-	(1,379)	(63,215)
	5,373	2,690	425	-	556	9,044

(1)	During the year ended December 31, 2021, the Company incurred $2,711 in sustaining capital expenditures recorded as assets under construction (December 31, 2020 – $3,658), primarily relating to ventilation and dewatering systems at the Platosa Mine.

(2)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

(3)	On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Underground and surface drilling continued throughout Q1 2022; however, based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

Considering results from exploration and drilling assessments in Q4 2021 and to date, the Company performed an impairment test on the Platosa Mine CGU and Miguel Auza processing facility CGU as of December 31, 2021. The recoverable amounts were calculated using the value-in-use method and estimated based on future cash flows. Key assumptions included future commodity prices, production based on current estimates of recoverable resources, and operating costs. In addition, the estimated residual value of Platosa’s property, plant and equipment required significant judgement. No discount rate was applied given the short-term nature of the cash flows. The estimated recoverable amount for the Platosa CGU and Miguel Auza CGU was $7,264 and $1,338 respectively. Consequently, an impairment loss of $15,403 was recognized as at December 31, 2021 ($14,293 on the Platosa Mine, $1,110 on Miguel Auza). The recoverable amount and impairment was most sensitive to the future commodity price assumption – a 10% change in commodity prices would result in a $2,133 change in the recoverable amount and impairment. A 10% change in the residual value of Platosa’s property, plant and equipment would result in a $292 change in the recoverable amount and impairment. On April 1, 2022 the labour action was resolved.

In Q3 2021, the Company had recorded an impairment loss of $752 on the Miguel Auza CGU reflecting the impact of the Judgment against San Pedro (Note 18).

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

11. MINERAL RIGHTS

	Platosa (Mexico)	Beschefer (Canada)	Silver City (Germany) (1)	Kilgore (Idaho) (2)	Oakley (Idaho) (3)	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	3,785	1,428	245	-	-	5,458
Accumulated amortization	(2,782)	-	-	-	-	(2,782)
	1,003	1,428	245	-	-	2,676

Year ended December 31, 2020
Opening net book value	1,003	1,428	245	-	-	2,676
Additions	-	-	317	13,756	5,364	19,437
Disposals	-	(1,348)	-	-	-	(1,348)
Depletion and amortization	(178)	-	-	-	-	(178)
Exchange differences	(21)	(80)	25	-	-	(76)
Closing net book value	804	-	587	13,756	5,364	20,511

At December 31, 2020
Cost	3,721	-	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	-	(2,917)
	804	-	587	13,756	5,364	20,511

Year ended December 31, 2021
Opening net book value	804	-	587	13,756	5,364	20,511
Additions	-	-	459	-	-	459
Payments received under earn-in agreement	-	-	-	-	(75)	(75)
Depletion and amortization	(219)	-	-	-	-	(219)
Impairment (4)	(385)	-	-	-	-	(385)
Exchange differences	(7)	-	(11)	-	-	(18)
Closing net book value	193	-	1,035	13,756	5,289	20,273

At December 31, 2021
Cost	3,665	-	1,035	13,756	5,289	23,745
Accumulated amortization	(3,472)	-	-	-	-	(3,472)
	193	-	1,035	13,756	5,289	20,273

(1)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Bräunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The Company has made the following earn-in payments to date:

Option payment date	Number of shares issued	Contractual value of shares issued	Cash payment made	Total – addition to mineral rights
September 24, 2019	45,367	C$225	C$100	$245
September 21, 2020	65,657	C$325	C$100	$317
September 22, 2021	232,240	C$425	C$100	$384

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The Company has the option to issue shares to the value of C$625 and a cash payment of C$200 to complete the acquisition of the Bräunsdorf exploration license before September 23, 2022.

In March 2021, the Frauenstein, Mohorn and Oederan exploration licenses were granted to the Company following applications to the Sächsisches Oberbergamt (Saxon Mining Authority), increasing the Silver City ground position by 17,600 hectares.

(2)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition.

(3)	On April 22, 2020, the Company acquired 100% ownership of the Oakley Project in Cassia County, Idaho as part of the Otis acquisition.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra can earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments to the Company of $550 over a six-year period. Excellon was Project Manager and earned 10% of the approved exploration expenditures for technical oversight and project management until November 30, 2021. Centerra now manages the Oakley Project directly.

In Q1 2021, the Company received a payment of $75 from Centerra under the earn-in agreement. In accordance with the Company’s farm-out accounting policy this amount was credited to the Oakley Project.

In Q1 2022, the Company received a payment of $100 from Centerra under the earn-in agreement.

(4)	Refer to Note 11 – mineral rights related to the Platosa Mine were included in the Platosa CGU tested for impairment at December 31, 2021. An impairment of $385 was recorded.

12. TRADE AND OTHER PAYABLES

The Company’s payables comprise trade payables, accruals and other payables as at December 31, 2021. Trade payables comprise $3,990 of the $8,143 balance (as at December 31, 2020 $4,252 of the $8,172 balance), of which $2,989 relate to operations in Mexico (as at December 31, 2020– $2,429). Accruals and other payables of $4,153 (as at December 31, 2020 – $3,920) include administrative and operating costs, accounting and legal services, income taxes and statutory payroll withholding taxes. Trade payables and accruals related to property, plant and equipment additions totaled $543 at December 31, 2021 (as at December 31, 2020– $173).

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

13. LEASE OBLIGATIONS

	2021	2020
	$	$
Total discounted lease obligations	445	830
Less: current portion of lease obligations	(212)	(405)
Non-current of lease obligations	233	425

The Company leases select mining equipment, office and warehouse space. All leases have fixed interest rates and security is provided by the asset being leased. Interest expense on the lease liabilities was $44 for the year ended December 31, 2021 (December 31, 2020– $69). Details of the lease payments are as follows:

	2021	2020
	$	$
Within 1 year	234	448
Between 1 and 5 years	243	455
Total undiscounted lease obligations	477	903

14. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$
Year ended December 31, 2020
Opening balance	617	1,626	2,243
Termination payments	(113)	-	(113)
Change in estimate	233	-	233
Accretion for the period	40	61	101
Exchange differences	(125)	(131)	(256)
Closing balance	652	1,556	2,208

Current	-	-	-
Non-current	652	1,556	2,208

Year ended December 31, 2021
Opening balance	652	1,556	2,208
Termination payments	(62)	-	(62)
Change in estimate	968	223	1,191
Accretion for the period	236	85	321
Exchange differences	1	(51)	(50)
Closing balance	1,795	1,813	3,608

Current	1,795	-	1,795
Non-current	-	1,813	1,813

(1)	Post-retirement benefits: Under Mexican labour law, the Company provides post-retirement indemnities and severance benefits to its employees terminated under certain circumstances. Key assumptions used by the independent 3rd party actuary in the above estimate include an annual discount rate of 7.00% (December 31, 2020 – 4.86%), employee turnover rate of 4% (December 31, 2020 – 22%), annual salary rate increase of 3.75% (December 31, 2020 – 3.75%) and minimum wage increase rate of 22% (December 31, 2020 – 5.31%), and the revised life of mine plan to mid-2022 (December 31, 2020 – to mid-2024).

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include independent 3rd party cost reports, an annual discount rate of 6.68% for Platosa and 7.19% for Miguel Auza (December 31, 2020 – both 4.73%), Mexican target inflation rates and the anticipated commencement of rehabilitation work (Platosa – 2023 and Miguel Auza – 2024). The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1.9 million of which $1.0 million relates to the Platosa mine and $0.9 million relates to the Miguel Auza processing facility.

15. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price (“VWAP”) of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico (refer to Note 2 Basis of presentation).

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to or greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants (“Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,887 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572). The net proceeds were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company elected to pay the December 31, 2020, June 30, 2021 and December 31, 2021 interest payments in common shares valued at C$754 ($588), C$888 ($727) and C$903 ($706), respectively. The Company recorded interest expense of C$4,294 ($3,427) for the year ended December 31, 2021.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

	$ CAD	$ USD
Year ended December 31, 2020
Proceeds on issuance of Debenture	17,910	13,334
Transaction costs paid	(768)	(572)
Portion allocated to equity - conversion option and other features	(8,683)	(6,464)
Interest expense	1,594	1,222
Value of shares issued to settle interest payable	(754)	(588)
Exchange differences	-	351
Closing balance	9,299	7,283

Year ended December 31, 2021
Opening balance	9,299	7,283
Interest expense	4,294	3,427
Value of shares issued to settle interest payable	(1,791)	(1,433)
Exchange differences	-	(39)
Closing balance	11,802	9,238

16. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2019
Opening balance	19,841	106,786
Shares issued on exercise of stock options	10	38
Shares issued on exercise of RSUs and DSUs	40	245
Shares issued on exercise of warrants	370	699
Shares issued from bought deal (6)	2,185	6,903
Value of shares issued in asset acquisition (4)	45	169
Balance at December 31, 2019	22,491	114,840

Year ended December 31, 2020
Opening balance	22,491	114,840
Shares issued on exercise of stock options	261	602
Shares issued on exercise of RSUs and DSUs	382	1,627
Shares issued on exercise of warrants	2	8
Shares issued on acquisition of Otis Gold Corp (1)	8,131	16,370
Shares issued as part of Credit Facility (2)	107	180
Shares issued to settle payables (3)	671	1,738
Value of shares issued in asset acquisition (4)	66	246
Shares issued to settle interest on convertible debentures (5)	228	588
Balance at December 31, 2020	32,339	136,199

Year ended December 31, 2021
Opening balance	32,339	136,199
Shares issued on exercise of stock options	15	54
Shares issued on exercise of RSUs and DSUs	281	970
Value of shares issued in asset acquisition (4)	232	305
Shares issued to settle interest on convertible debentures (5)	896	1,433
Balance at December 31, 2021	33,763	138,961

(1)	On April 22, 2020, the Company completed the acquisition of Otis. Otis shareholders received 0.046 of a common share for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 common shares valued at the market price of C$2.85 per common share.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

(2)	On March 16, 2020, the Company closed a $6,000 bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Credit Facility bore interest of 10% per annum, compounded and payable monthly, and was due and payable in full on or before September 14, 2020. In consideration for the Credit Facility, Excellon issued 107,291 common shares to Sprott Lending. The Company repaid the Credit Facility on August 4, 2020 on the closing of the Financing (Note 15).
(3)	During the second and third quarters of 2020, the Company issued 670,974 common shares in settlement of certain Otis transaction costs and Mexican trade payables totaling C$2,098, as approved by the TSX. An amount of $196 (C$261) was recorded in other expenses to reflect the difference between the market value of the common shares issued and the carrying amount of the payables settled.
(4)	On September 24, 2019, the Company announced the Globex Agreement. The first issuance of 45,367 common shares (valued at C$225 or $169) and the first cash payment (C$100) were made on the effective date of the option agreement and recorded as an addition to mineral rights. In accordance with the Globex Agreement, the Company issued 65,657 common shares (valued at C$325 or $246) on September 21, 2020 and 232,240 common shares (valued at C$385 or $305) on September 22, 2021 (Note 11).
(5)	The Company elected to pay the December 31, 2020, June 30, 2021 and December 31, 2021 interest payments on the Debentures (Note 15) in common shares valued at C$754 ($588), C$888 ($727) and C$903 ($706) respectively.
(6)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 2,185,000 units (“2019 Public Units”) at a price of C$5.30 per Public Unit for gross proceeds of C$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one common share and one half-warrant (“$7.00 Warrant”) with each whole warrant entitling the holder to acquire a common share at a price of C$7.00 for a period of two years ending August 27, 2021. The Company issued 1,092,500 $7.00 warrants. Broker and underwriting fees of C$800 were paid in respect of the 2019 Bought Deal.

The net proceeds of C$10,510 ($8,000) after transaction costs, were allocated proportionally between the fair values of the common shares and the $7.00 Warrants.

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Purchase Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (2)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2019	260,000	6.34	370,209	2.50	352,571	372,499
Granted/issued	241,000	4.68	1,092,500	7.00	369,795	95,073
Exercised/settled	(10,000)	2.85	(370,209)	2.50	(39,833)	-
Expired	(20,000)	5.78	-	-	-	-
Forfeited	(10,000)	4.75	-	-	(110,047)	-
Outstanding at December 31, 2019	461,000	5.59	1,092,500	7.00	572,485	467,572
Exercisable at December 31, 2019	270,665	5.91	1,092,500	7.00	-	-

Outstanding at January 1, 2020	461,000	5.59	1,092,500	7.00	572,485	467,572
Granted/issued/acquired (1)	1,002,395	3.34	1,448,488	5.23	337,331	217,264
Exercised/settled	(260,596)	1.93	(2,400)	3.45	(224,750)	(193,506)
Expired	(332,359)	5.20	-	-	(91,332)	-
Forfeited	(23,003)	4.26	-	-	(128,223)	-
Outstanding at December 31, 2020	847,437	4.21	2,538,588	6.00	465,511	491,330
Exercisable at December 31, 2020	548,009	4.52	2,538,588	6.00	-	98,417

Outstanding at January 1, 2021	847,437	4.21	2,538,588	6.00	465,511	491,330
Granted/issued	257,500	3.73	-	-	466,122	209,353
Exercised/settled	(15,000)	3.05	-	-	(41,117)	(244,485)
Expired	(104,366)	5.61	(1,092,400)	7.00	(54,448)	-
Forfeited	(40,084)	3.85	-	-	(168,659)	-
Outstanding at December 31, 2021	945,487	3.96	1,446,188	5.24	667,409	456,198
Exercisable at December 31, 2021	816,987	4.03	1,446,188	5.24	-	-

(1)	On April 22, 2020, the Company issued 531,895 Options and 305,060 Warrants (“$3.30 Warrants”) in replacement of Otis Options and Warrants outstanding at the date of acquiring Otis. In accordance with the Otis Stock Option Plan, 130,365 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.

(2)	The Company has the following warrants outstanding at December 31, 2021:

●	302,760 warrants with an exercise price of C$3.30, which expired on March 29, 2022; and

●	1,143,428 warrants with an exercise price of C$5.75, expiring on July 30, 2023 (Note 15).

On August 27, 2021, 1,092,400 warrants with an exercise price of C$7.00 expired.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Options outstanding and exercisable as at December 31, 2021 are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $1.99	45,000	2.80	11,250	1.80
$2.00 to $3.99	423,037	1.64	411,787	3.02
$4.00 to $5.99	414,450	2.36	330,950	4.53
$6.00 to $7.99	5,000	1.30	5,000	7.50
$8.00 to $9.99	58,000	0.63	58,000	8.49
	945,487	1.95	816,987	4.03

Options outstanding and exercisable as at December 31, 2020 were as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$2.00 to $3.99	502,487	2.42	294,235	3.07
$4.00 to $5.99	243,950	3.19	152,774	4.75
$6.00 to $7.99	15,000	1.40	15,000	7.63
$8.00 to $9.99	86,000	1.59	86,000	8.53
	847,437	2.54	548,009	4.52

Options outstanding and exercisable as at December 31, 2019 were as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $2.49	24,000	0.84	24,000	1.55
$2.50 to $4.99	247,000	3.40	110,999	3.85
$5.00 to $7.49	-	-	-	-
$7.50 to $9.99	155,000	2.47	135,666	8.35
	426,000	2.92	270,665	5.90

The grant date fair values of the Options were measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the Option fair values at grant date were the following:

	2021	2020	2019
Fair value at grant date (CAD)	$2.03	$1.64	$2.90
Share price at grant date (CAD)	$3.73	$3.34	$4.65
Exercise price (CAD)	$3.73	$3.34	$4.65
Risk free interest rate	0.39%	0.56%	1.71%
Expected life of options in years	3.26	5.00	5.00
Expected volatility	80.37%	74.81%	77.63%
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeiture rate	5.87%	4.76%	5.40%

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

	2021	2020	2019
	$	$	$
Stock options	475	469	421
RSU	454	788	344
DSU	613	618	337
	1,542	1,875	1,102

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

17. LOSS PER SHARE

	2021	2020	2019
Net loss for the year	$(57,773)	$(16,020)	$(10,075)

Weighted average number of shares outstanding - basic and diluted	32,662,594	28,881,800	20,674,866

Net loss per share - basic and diluted	$(1.77)	$(0.55)	$(0.49)

When calculating earnings per share for periods where the Company has a loss, the calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options and warrants as they would be anti-dilutive.

18. PROVISION FOR LITIGATION

The Company is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project held by a subsidiary of the Company. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2.5 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was initially awarded damages of $700 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of $22,175 (the “Judgment”), which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, a decision that was formally communicated to the Company in August 2021, and as the Judgment is not subject to further legal appeal in Mexico, the Company recorded a Provision for litigation of $22,175 in Q3.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated Statement of Financial Position after impairment (Note 10) is $3.1 million, including plant, property and equipment of $1.4 million, VAT recoverable of $1.3 million and materials, supplies and other of $0.4 million. The Platosa Mine is owned and operated by a separate subsidiary.

The Company continues to pursue avenues through our labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business. As of the date of approval of these financial statements San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings that could result in San Pedro losing control of the toll milling operations. In Q1 2022, the Plaintiff registered the Judgment against the real property owned by San Pedro. The Company is pursuing legal remedies through its counsel in Mexico. This proceeding does not currently impact the Company’s use of the land, plant or mineral concessions.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

	2021	2020
	$	$
Opening balance	-	-
Provision recognized	22,282	-
Transfer from accruals	243	-
Interest	1	-
Exchange differences (1)	(364)	-
Closing balance	22,162	-

(1)	Exchange differences include unrealized foreign exchange (debit of $294) presented in other expenses and currency translation adjustment (credit of $658) presented in other comprehensive income.

19. REVENUE

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc–silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one to three months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in trade receivables. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenue.

The Company recognized the following amounts related to revenue:

	2021	2020	2019
	$	$	$
Concentrate revenue from contracts with customers	37,846	25,970	26,017
Provisional pricing adjustments on concentrate sales	109	(264)	(468)
Revenue from toll milling services	-	496	920
Total revenue	37,955	26,202	26,469

The following table sets out the disaggregation of revenue by metal and form of sale:

	2021	2020	2019
	$	$	$
Concentrate revenue:
Silver	24,043	16,963	13,693
Lead	5,730	3,571	4,422
Zinc	8,182	5,172	7,434
Revenue from toll milling services	-	496	920
Total revenue	37,955	26,202	26,469

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

20. EXPENSES BY NATURE

(a) Cost of sales consist of the following:

	2021	2020	2019
	$	$	$
Direct mining and milling costs (1)	26,630	19,604	22,541
Changes in inventories (2)	(423)	143	193
Depletion and amortization	7,300	4,649	4,708
Toll milling costs	-	234	482
Cost of sales	33,507	24,630	27,924

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) Administrative expenses consist of the following:

	2021	2020	2019
	$	$	$
Office and overhead	2,303	1,822	1,772
Salaries and wages	1,938	1,777	1,442
Corporate development and legal	290	794	182
Public company costs	169	237	52
Administrative expenses	4,700	4,630	3,448

(c) Other expenses (income) consist of the following:

	2021	2020	2019
	$	$	$
Fair value loss (gain) on marketable securities (Note 6)	766	(645)	(289)
Fair value loss (gain) on purchase warrants (Note 6)	167	(67)	-
Loss (gain) on disposal of assets	-	188	(19)
Unrealized foreign exchange loss (gain)	367	653	(360)
Realized foreign exchange (gain) loss	(120)	276	(115)
Interest income and other	(304)	(133)	1
Shares issued at a discount to settle payables (Note 16)	-	196	-
Management fee income (Note 11)	(118)	(95)	-
Other expenses (income)	758	373	(782)

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

21. EXPLORATION AND HOLDING EXPENSES

Exploration and holding expenses were incurred on the following projects:

		2021	2020	2019
		$	$	$
Platosa property (Mexico)	- exploration work (1)	1,730	857	2,690
	- holding costs	197	180	275
Evolución (Mexico)	- exploration work	226	319	586
	- holding costs	286	263	247
Silver City (Germany)	- exploration work	3,190	1,672	55
	- holding costs (2)	-	-	-
Kilgore (USA)	- exploration work	1,434	638	-
	- holding costs	131	103	-
Exploration and holding expenses		7,194	4,032	3,853

(1)	Platosa property exploration excludes underground drilling at the Platosa Mine which is capitalized to Property, plant and equipment (Note 10).

(2)	There are no annual fees associated with exploration licenses in Saxony, Germany. See Note 11 for capitalized earn-in payments under the Globex Agreement.

22. FINANCE EXPENSES

Finance expenses consist of the following:

	2021	2020	2019
	$	$	$
Interest expense - Debentures (1)	3,427	1,222	-
Interest expense - other	110	759	71
Rehabilitation provision - accretion	85	61	26
Post-retirement benefits - accretion	37	40	62
Gain on change in fair value of purchase warrant liabilities	-	-	(335)
Unrealized loss on currency hedges	21	426	(119)
Finance expenses	3,680	2,508	(295)

(1)	The Debentures are recorded at amortized cost and accreted to the principal amount over the term of the Debentures (Note 15). For the year ended December 31, 2021, $1,433 (December 31, 2020– $588) relates to the coupon interest payment paid in common shares of the Company (Note 16) and $1,994 (December 30, 2020 – $634) relates to the additional accretion using the effective interest rate method.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

23. INCOME TAX

The Company’s provision for (recovery of) income tax differs from the amount computed by applying the combined Canadian federal and provincial income tax rates to income (loss) before income tax as a result of the following:

	2021	2020	2019
	$	$	$
Statutory tax rates	26.5%	26.5%	26.5%

Income tax (recovery) computed at the statutory rates	(13,964)	(3,243)	(2,399)
Non-deductible items	1,210	(1,996)	120
Change in tax benefit not recognized	18,501	9,098	2,933
Foreign tax differentials	(1,028)	(355)	(267)
Other	259	112	735
Special mining royalty	100	167	(100)
Provision for income taxes	5,078	3,783	1,022

The 2021 tax provision calculation applies enacted or substantively enacted tax rates of 26.5% in Canada and 30% in Mexico (2020 and 2019 - 26.5% in Canada and 30% in Mexico).

The 7.5% mining royalty in Mexico is treated as an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantive enactment, a taxable temporary difference arises, as certain mining assets related to extractive activities have a book basis but no tax basis for purpose of the royalty.

Provision for income taxes consists of the following:

	2021	2020	2019
	$	$	$
Current income taxes	270	305	299
Deferred income taxes	4,808	3,478	723
	5,078	3,783	1,022

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

The following table reflects the Company’s deferred income tax assets (liabilities):

	2021	2020	2019
	$	$	$
Non-capital losses carried forward	1,712	1,521	9,010
Resource related assets	-	1,285	1,061
Property, plant and equipment	-	2,079	(697)
Deferred income and other	-	1	6
Accrued revenue	-	26	10
Prepaid expenses, deposits and other	(1,844)	233	1,504
Net Capital Losses	132	-	-
Deferred tax assets	-	5,145	10,894

Prepaid expenses, deposits and other	(612)	(611)	(659)
Special mining royalty	-	(318)	(152)
Deferred tax liabilities	(612)	(929)	(811)

Net deferred tax (liablities) assets	(612)	4,216	10,083

The Company recognized net deferred tax liability of $612 as at December 31, 2021 (as at December 31, 2020 – net deferred tax asset of $4,216 and as at December 31, 2019 – net deferred tax asset of $10,083). Projections of various sources of income support the conclusion that the realization of these deferred tax assets was probable for years 2020 and 2019.

The following temporary differences have not been recognized in the consolidated financial statements.

	2021	2020	2019
	$	$	$
Non-capital losses carried forward	55,573	57,299	23,982
Capital losses	3,613	1,214	3,697
Resource related deductions	31,204	22,510	20,961
Share issuance costs	1	9	26
Property, plant and equipment	12,043	206	141
Prepaid expenses, deposits and other	31,420	2,160	1,522
	133,854	83,398	50,330

As at December 31, 2021, the Company has non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

	2021	2020	2019
	$	$	$
2021	1,426	1,471	1,551
2022	-	-	-
2023	-	-	-
2024 and thereafter	60,593	62,678	52,466
	62,018	64,149	54,017

As at December 31, 2021, the Company has Canadian capital losses of $8,226 (as at December 31, 2020 – $8,439, as at December 31, 2019 - $8,252) that may be carried forward indefinitely and applied against capital gains of future years. The Company also has loss carryforwards of $2,138 for U.S. tax purposes. Of this amount, $433 expires between 2033 and 2037 fiscal years, and $1,705 is not subject to expiration.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

At December 31, 2021, $nil (as at December 31, 2020 and December 31, 2019 – $nil) was recognised as a deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries as the Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future; and the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries. The amount of temporary differences not booked for these unremitted earnings at December 31, 2021 is $4,527 (as at December 31, 2020 – $4,887, and at December 31, 2019 - $5,147).

24. RELATED PARTIES

The former corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the year ended December 31, 2021, the Company incurred legal services from this firm of $3 (2020 – $50, 2019 – $74). As at December 31, 2021, the Company had an outstanding payable balance due to this firm of $nil (as at December 31, 2020 – $8, and at December 31, 2019 – $nil).

25. KEY MANAGEMENT TRANSACTIONS

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	2021	2020	2019
	$	$	$
Salaries, fees and benefits	1,342	1,510	1,227
Director’s fees	311	285	315
Share-based payments	970	1,175	962
	2,623	2,970	2,504

26. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At December 30, 2021, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in trade receivables. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – Inputs that are not based on observable market data

	Fair value	2021	2020
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	407	2,138
Warrants	Level 2	47	212
Trade receivables	Level 2	326	1,782
Forward foreign exchange contracts	Level 2	-	21
		780	4,153

There were no transfers between levels 1, 2 or 3 during the twelve months ended December 31, 2021.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities – the use of quoted market prices

●	Warrants – based on a Black-Scholes model which uses quoted observable inputs

●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays

●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts were appropriate.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its current customer Trafigura. Trade receivables are subject to normal industry credit risks and are considered to have a low credit risk.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to determine the funds required to meet its operating and growth objectives. To the extent that the Company may foresee insufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. With the planned wind down of operations at Platosa in Q3 2022, the Company’s main source of liquidity will be derived from equity or debt transactions (Note 2). Trade payables excluding accrued liabilities are due within 90 days or less. Based on the Company’s understanding of corporate, labour and insolvency laws in Mexico, it does not foresee any significant cash outflow from Excellon or San Pedro related to the Judgment (Note 18).

Currency risk

The Mexican peso (“MXN”), US dollar (“USD”), Euro (“EUR”) and the Canadian dollar (“CAD”) are the functional currencies of subsidiaries of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items

●	transactional exposure in respect of non-functional currency expenditure and revenues;

●	commodity price risk; and

●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

In 2020, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at December 31, 2020, forward contracts for the purchase of MXN16 million in exchange for $0.8 million at an average rate of 20.45 MXN/USD at various maturity dates until February 2021, were outstanding. No forward contracts were entered into in 2021.

The mark-to-market adjustment on forward foreign exchange contracts resulted in an unrealized loss of $21 for the year ended December 31, 2021 ($426 unrealized loss as at December 31, 2020, and $119 unrealized gain as at December 31, 2019) and a balance sheet impact of $nil at December 31, 2021 (December 31, 2020 – $21 asset balance, and December 31, 2019 – $432 asset balance).

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is recorded in the consolidated statement of comprehensive income (loss) to reflect this risk.

The principal non-functional currency to which the Company is exposed is the USD. Based on the Company’s net financial assets and liabilities in USD as at December 31, 2021, a weakening of the USD against the MXN and CAD functional currencies by 1%, with all other variables held constant, would have increased/(decreased) net income and equity by approximately $193.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. Revenue is earned in currencies other than the functional currency of operations, and certain exchange controls may require that funds be maintained in currencies other than the functional currency of the operation.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $25.06 for the year ended December 31, 2021 (December 31, 2020: $20.40, and December 31, 2019: $16.20). The Company estimates that a 10% increase/decrease in commodity prices during 2021, with all other variables held constant, would have resulted in an increase/decrease in net income of approximately $4,502.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

27. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern (Note 2) and to continue the exploration of, and extraction of ore from its mining properties.

The capital of the Company consists of the elements within shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

28. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Property, plant and equipment	8,535	24,877	509	953	9,044	25,830
Additions - Property, plant and equipment	7,931	7,620	30	48	7,961	7,668
Mineral rights	193	804	20,080	19,707	20,273	20,511
Additions - Mineral rights	-	-	459	19,437	459	19,437
Total assets (1)	15,309	40,897	26,251	32,382	41,560	73,279
Total liabilities (Note 18)	34,173	11,959	11,874	10,878	46,047	22,837

(1)	Certain comparative period balances related to deferred income tax have been reallocated between segments to conform with the current period allocation. As a result, total assets for Mexico and Corporate as at December 31, 2020, previously reported as $63,062 and $10,217, were revised to $40,897 and $32,382, respectively.

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(in thousands of U.S. dollars, except share and per share data)

	2021	2020	2019
	$	$	$
MEXICO
Revenue	37,955	26,202	26,469
Cost of sales	(33,507)	(24,630)	(27,924)
Exploration and holding expenses	(2,439)	(1,619)	(3,789)
Other income (expenses)	215	(1,058)	826
Provision for litigation (Note 18)	(22,282)	-	-
Impairment loss (Note 10 and 11)	(16,540)	-	-
Finance expenses	(183)	(136)	(40)
Income tax expense	(5,075)	(5,497)	(928)
Net loss	(41,856)	(6,738)	(5,386)

CORPORATE
General and administrative expenses	(6,689)	(6,896)	(4,823)
Exploration and holding expenses	(4,755)	(2,413)	(64)
Other (expenses) income	(973)	685	(44)
Finance (expenses) income	(3,497)	(2,372)	335
Income tax (expense) recovery	(3)	1,714	(93)
Net loss	(15,917)	(9,282)	(4,689)

Net loss	(57,773)	(16,020)	(10,075)

ITEM 19 – EXHIBITS

Exhibit
No. Item	Description of Exhibit
1.1	Articles of Continuance dated June 5, 2012
1.2	Bylaw No. 1 dated June 5, 2012
1.3	Bylaw No. 2 dated March 25, 2014
2.1	Description of Registered Securities
2.2	Indenture dated July 30, 2020
2.3	Warrant Indenture dated July 30, 2020
4.1	Incentive Stock Option Plan dated March 21, 2018
4.2	Deferred Share Unit Plan amended and restated June 26, 2020
4.3	Restricted Share Unit Plan amended and restated June 26, 2020
8.1	List of Subsidiaries of the Company
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

EXCELLON RESOURCES INC.

Date: April 22, 2022	By:	/s/ Brendan Cahill
	Name:	Brendan Cahill
	Title:	Chief Executive Officer

